EXHIBIT D

Government of Jamaica

This description of the Government of Jamaica is dated as of October 21, 2021 and appears as Exhibit (D) to the Government of Jamaica’s Annual Report on Form 18-K to the US Securities and Exchange Commission for the fiscal year ended March 31, 2021.

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) declared the novel coronavirus (“COVID-19”) outbreak a global pandemic. On March 10, 2020, the Ministry of Health & Wellness reported the first confirmed case of COVID-19 in Jamaica.

The Government has implemented curfews, work from home arrangements and stay-at-home measures to stop the spread of the virus, and currently maintains a curfew.

Impact of COVID-19 on Jamaica

At this stage, the Government is still assessing the full impact of the COVID-19 pandemic on the economy and in particular, on tourism. For FY2020/21, all industries were negatively impacted by COVID-19 and measures implemented to stem the spread of the virus locally and globally. Real Gross Domestic Product (“GDP”) was estimated to have contracted by 11.0%, the largest recorded contraction, and reflected declines in all industries with the exception of the construction and producer of government services industries. The largest contractions were recorded in the hotels and restaurant industry, a decline of 65.6%, other services (which includes recreational, sporting & cultural activities), a decline of 28.2% and transport, storage and communication, a decline of 13.6%.

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. The tourism sector employed 12.6% of the labor force in October 2019, and when the borders closed as a result of the COVID-19 pandemic, approximately 90% of the tourism sector staff were laid off. Visitor arrivals decreased 84.2% and stopover arrivals decreased 71.9% during the first three months of 2021 as compared to 2020 and cruise ports remain closed.

It is anticipated that the recovery process will begin as authorities implement a phased reopening of the ports to passenger traffic, for both residents and tourists. The pace of the recovery will depend on the speed in which vaccines are rolled out locally and globally, as well as the ability of governments to manage ongoing risks associated with the possibility of additional waves of contagion and the possible reimplementation of restrictive measures. Over the medium term, it is expected that economic recovery will commence in FY 2021/22, with full recovery anticipated by FY 2023/24.

In October 2020, the IDB provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million respectively.

COVID-19 Vaccination Plan

The government currently maintains a vaccination program (the “National COVID-19 Vaccination Program”) that started in March 2021, with three phases of eligibility. The Government is participating in the COVAX (COVID-19 Global Access) Facility co-led by the Coalition for Epidemic Preparedness Innovations (“CEPI”), Gavi, (the Vaccine Alliance Gavi), UNICEF, Pan American Health Organization (“PAHO”) and the WHO in order to procure vaccine doses.

As of March 20, 2021, the Government had purchased 124,400 doses of COVID-19 vaccines from AstaZeneca. Through the Africa Medical Supply Platform, 1,972,259 doses of Johnson & Johnson vaccines are also being purchased. Delivery is scheduled to commence in August 2021

According to the Ministry of Health & Wellness, as of July 15, 2021, approximately 229,833 people have been vaccinated in Jamaica, of which 120,969 people have received both doses, which is approximately 6.0% of the population.

Jamalco Refinery Fire

On August 22, 2021, the powerhouse at the Jamalco refinery suffered fire damage. As a result, the Jamalco refinery is operating at a US$500,000 loss per day. As of the date hereof, Jamalco is awaiting the documentation regarding Jamalco’s loss adjusters’ preliminary assessment, which would allow Jamalco to receive an advance payment of US$25 million from the insurance policy and is anticipated to cover Phase 1 of the restoration effort. The restoration process will consist of three phases and it is anticipated that there will be a phased startup by the second quarter of 2022.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica (“BOJ”) for US dollars on April 30, 2021 was J$154.31 per US$1.00.

Foreign Exchange Rates(1)

Foreign Exchange Rates(1) Year	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)

	(spot weighted average ask in J$ for US$)
2016	125.77	128.44	6.66
2017	128.28	125.00	(2.68)
2018	129.53	127.72	2.17
2019	134.02	132.57	3.80
2020	142.84	142.65	7.60

Foreign Exchange Rates(1) Month/Year	Average for Period(1)	End of Period	Percentage Change (End of Period)(3)

	(spot weighted average ask in J$ for US$)
January 2021	145.39	149.61	4.88
February 2021	150.66	151.94	1.56
March 2021	147.86	146.58	(3.53)
April 2021	151.82	154.31	5.27

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior year.
(3)	As compared to the prior month.

Source: Bank of Jamaica

PRESENTATION OF CERTAIN INFORMATION

All references in the annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, all references to “€” are to Euro and all references to £ are to Great Britain Pounds. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2020”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2019/20” or “FY 2020/21”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in JA dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

N
W
E
S
Caribbean Sea
Montego Bay
Ocho Rios
Negril
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
CUBA
MEXICO
HAITI
DOM. REP.
JAMAICA
Kingston
BELIZE
Puerto Rico (U.S.)
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

SUMMARY

The following is a summary of Jamaica’s economic information for the five years ended and as at December 31, 2020. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Summary of Economic Information

	2016	2017		2018		2019		2020
DOMESTIC SECTOR(1)
Nominal GDP (J$ millions)	1,760,975.6	1,895,025.0		2,027,251.1		2,110,432.5		1,966,928.4
Nominal GDP (US$ millions) (2)	14,065.0	14,817.2		15,725.4		15,857.8		13,835.6
Total Value Added (J$ millions) at basic price(1)(2)	1,465,099.8	1,548,639.2		1,656,166.7		1,714,513.2		1,642,514.7
Real GDP(J$ millions) at basic price(3)	754,510.6	759,636.7		773,517.3		781,023.8		703,543.0
Real GDP at basic price (US$ millions)(2)(3)	10,974.4	11,049.0		11,250.9		11,360.0		10,233.1
Percent Change in Real GDP(3)	1.5	0.7		1.8		1.0		(9.9)
Real GDP at basic price per capita (J$/person)(3)	277,394.1	278,959.7		283,583.5		285,909.8		n.a.
Real GDP (J$ millions) at market price	866,894.4	875,537.6		892,084.8		900,045.3		n.a.
Real GDP at market price (US$ millions)(2)	12,609.0	12,734.8		12,975.4		13,091.2		n.a.
Percent change in Real GDP at market price	1.4	1.0		1.9		0.9		n.a.
Real GDP at market price per capita (J$/person)	318,711.7	321,521.8		327,052.5		329,480.1		n.a.
Inflation
Consumer Price Index (Percent Change)	1.7	5.2		2.4		6.2		5.2
Interest Rates (%)(4)
Weighted Average Loan Rate	16.2	14.6		13.5		12.5		11.8
Weighted Average Deposit Rate	1.3	1.6		1.3		1.1		1.1
Treasury Bill Yield(5)	6.6	4.6		2.1		1.6		0.9
Unemployment Rate (%)(6)	12.9	10.4		8.7		7.2		10.7
EXTERNAL SECTOR (US$ millions)
Average Annual Nominal Exchange Rate (J$/US$)	125.1	128.4		129.7		134.2		143.2
Export of Goods (f.o.b)	1,188.32	1,350.9		1,960.96		1,639.9		1218.7
Alumina	444.0	552.4		1,122.1		706.8		425.8
Sugar	14.2	14.4		16.0		10.2		6.5
Imports of Goods (c.i.f)	4654.9	5579.3		6220.7		6451.3		4749.7
Goods Balance	(3466.5)	(4228.4)		(4259.7)		(4811.4)		(3531.0)
Current Account Balance	(43.5)	(396.4)		(243.9)		(364.2)		(17.6)
Gross Foreign Direct Investments	928.0	888.8		774.6		665.4		325.1
Net Foreign Direct Investments	657.9	854.5		761.9		219.4		258.4
Increase/(Decrease) in Reserves	282.4	498.1		(249.1)		99.1		449.1
Net International Reserves of the Bank of Jamaica	2,719.4	3,208.3		3,005.4		3,162.5		3,126.1
Weeks of Coverage of Goods Imports(7)	38.4	40.1		32.8		33.8		54.0
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	499,879.9	560,773.6		628,985.2		649,759.2		575,401.1
Expenditure	503,356.0	552,050.1	(9.1)	604,597.5	(9.2)	630,354.4		635,911.3
Fiscal Surplus (Deficit)	(3,476.1)	8,723.4		24,387.7		19,404.8		(60,510.2)
Fiscal Surplus (Deficit) as a % of Nominal GDP	(0.2)	0.5		1.2		0.9		(3.1	)(13)
Primary Surplus	135,880.1	143,904.4	(10.1)	153,575.8	(10.2)	150,892.1		68,527.7
Primary Surplus as a % of Nominal GDP	7.6	7.5		7.5		7.1		3.5	(13)
Loan Receipts	89,826.8	207,133.0		114,180.1		126,060.1		221,924.9
Amortization	75,389.7	232,289.9		132,990.1		169,046.6		159,085.5
Overall Surplus (Deficit)	25,565.7	(19,294.1)		(1,567.1)		42,660.0		(31,299.3)
Overall Public Sector Surplus (Deficit)(11)	16,125.9	17,927.5		8,609.4		17,298.95		(59,808.1)
Overall Public Sector Surplus (Deficit) as a % of Nominal GDP	0.9	1.0		2.4		0.8		0.8	(13)
PUBLIC DEBT
Domestic Debt (J$ millions)(12)	834,319.9	760,275.8		752,120.9		743,902.1		776,483.2
Percent of Nominal GDP	47.4	40.1		37.1		35.1		39.5
Public Sector External Debt (US$ millions)	10,244.0	10,102.8		9,936.6		9,253.4		9,179.9
Percent of Nominal GDP	72.9	68.6		63.5		57.8		66.6
Total Public Sector Debt (J$ millions)	2,150,062.7	2,023,130.8		1,951,655.9		1,999,491.6		2,072,505.1
Percent of Nominal GDP	122.3	107.1		96.1		94.3		105.4
External Debt Service Ratio	14.1	13.9		11.5		15.1		15.8
TOURISM
Total Visitor Arrivals	3,837,243	4,276,189		4,318,600		4,234,150		1,329,675
Occupancy Rate (% Hotel Rooms)	64.1	64.9		67.0		64.2		35.9
Visitor Expenditures (US$ millions)	2,608.8	3,010.3		3,305.5		3,638.8	(13)	1,362.4

(1)

The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 2003 to 2007.

(2)	Calculated using the mid-point of the exchange rate from the exports and imports.

(3)	At constant 2007 prices.

(4)	Interest Rates are on domestic currency loans and deposits.

(5)	Tenors of Treasury Bills are approximately 182 days.

(6)

The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The unemployment rates reported are those for the October quarter of the respective year. Includes all persons without jobs, whether actively seeking employment or not.

(7)	Calculated on the basis of gross international reserves.

(8)	Fiscal year data from April 1 to March 31. For example, 2018 refers to the period April 1, 2018 to March 31, 2019.

(9.1)	This figure of J$552,050.1 million excludes Business Process Outsourcing (“BPO”) capital expenditure of J$1,627.3 million. With BPO inclusion, the total expenditure would be J$553,677.5 million.

(9.2)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.

(10.1)	This figure of J$143,904.4 million figure is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$142,277.1 million.

(10.2)	This figure of J$153,575.8 million is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$151,926.2 million.

(11)	Overall Public Sector comprises the central government, governmental statutory bodies and authorities and government-owned companies.

(12)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.

(13)	Provisional estimate.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and the Public Service and Jamaica Tourist Board

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655, Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by a limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

From 2011 to 2019, Jamaica’s population grew at an average annual rate of 0.2% per year. This low rate of population growth is primarily due to declining birth rates. At December 31, 2019, Jamaica’s population was estimated at 2,734,092, an increase over the estimates for December 31, 2018 population of 2,730,982. The most recent population and housing census in 2011 reported that 46.1% of Jamaica’s population lives in rural areas while 53.9% lives in urban areas. Jamaica’s official language is English, and a dialect is also spoken by the majority of the population.

Society

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years, a secondary cycle of seven years, post-secondary and tertiary education. The education and training sector focuses on the development of the population, from early childhood through to the tertiary level and beyond. One focus is being placed on increasing the Government’s involvement at the early childhood education level in order to increase access to better quality education.

The Government has embarked on a new learner-centered curriculum (National Standards Curriculum) geared at fostering the development of critical thinking and higher order skills at the primary and secondary levels.

The Heart/NSTA Trust is the facilitating and coordinating body for technical and vocational workforce development in Jamaica. The Heart/NSTA Trust provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island-wide. Training is provided both in the workplace (enterprise-based) as well as through formal Technical, Vocational and Educational Training (“TVET”) institutions and TVET special programs. Programs have also been implemented to increase access to all, especially unattached youths. As at March 2020, the HEART/NSTA Trust directly administered training in over 27 institutions island-wide and over 80 community training interventions.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at 47 state institutions including community colleges, the Caribbean Maritime University, the University of Technology, the University of the West Indies and 83 private institutions including the University of the Commonwealth Caribbean, Northern Caribbean University, and International University of the Caribbean.

The HEART/NSTA Trust offers programs that target adults with low literacy and numeracy skills. According to the 2008 Jamaica Survey of Living Condition Survey Literacy Module, 91.7% of the population was “literate,” with 78.3% being “functionally literate” and 13.4% having only “basic literacy,” while 8.3% were “illiterate.” Data provided by UNESCO Institute for Statistics estimates the 2014 adult literacy rate (15 years and above) was approximately 88.1% (83.4% male and 92.7% female).

Recent macro- and micro-economic developments have resulted in an overall decline in the unemployment rate. In 2020, the average number of unemployed persons was 133,533, an increase of 28.3% from 104,075 in 2019. The average unemployment rate was 10.2% in 2020, an increase from 7.7% in 2019. See “The Jamaican Economy—Employment and Labor.” The average unemployment rate in Jamaica during the past five years has decreased from a high of 13.7% in 2014 to a low of 10.2% in 2020. Unemployment was 8.9% as at January 31, 2021, as compared to 7.3% as at January 31, 2020.

The Government remains committed to prioritizing the social protection program in an effort to minimize any potentially adverse impact on the most vulnerable within the population. The Programme of Advancement Through Health and Education (“PATH”) and supporting interventions under its suite of social protection projects and provisions, were allocated J$12,292.3 billion in FY 2020/21, representing an increase of 68.6% from the J$7,291.8 billion allocated in the previous financial year. The funds continue to provide income support through cash transfers to PATH beneficiary categories, including bi-monthly amounts and special grants associated with mitigating the effects of the pandemic. The allocation will also support any increase in benefits to the eligible families, the administrative costs of the programs and the continuing human capital endeavors including training and apprenticeships.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2020:

Social Indicators

	2016		2017		2018		2019		2020
Real GDP at market price per capita(1)	J$	318,711.7	J$	321,521.8	J$	327,052.5	J$	329,480.1	n.a
Real GDP at basic price per capita(1)	J$	277,394.1	J$	278,959.7	J$	283,583.5	J$	285,909.8	n.a.
Perinatal Mortality Rate (per thousand)(2)		27.6		26.8		27.7		26.0	25.2

(1)	In constant 2007 prices.
(2)

Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth. Please note that the statistics for Perinatal Mortality Rate are only reflective of the public secondary and tertiary health care facilities; no inference should be made of the primary health care facilities or Jamaica as a whole.

Data marked by an * should be used provisionally.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Planning and Evaluation Branch.

Governmental Structure and Political Parties

The Jamaica Order in Council 1962 (the “Constitution”) is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became a politically independent country on August 6, 1962. It includes provisions that safeguard the fundamental rights and freedoms of the individual. To enact certain amendments to the Constitution, a vote by the majority of all the members of each House of Parliament is necessary. Certain amendments, commonly referred to as ordinarily entrenched provisions, including those that amend the fundamental rights and freedoms of persons, also require (i) a three month period to pass from the introduction of the Bill into the House of Representatives and the commencement of the first debate, (ii) a three month period to pass from the conclusion of the debate and the passage of the Bill and (iii) a positive vote by at least two-thirds of the majority of all the members of both Houses of Parliament. Further, in addition to such requirements, certain amendments also require the additional approval of a national referendum.

Jamaica is a bicameral parliamentary democracy based upon the British Westminster model and is a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of Jamaica’s Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years, at which time all seats in the House of Representatives are up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a House of Representatives and a Senate. The House of Representatives is comprised of 63 members elected by the people in the general elections. The Senate is comprised of 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Governor-General appoints as Prime Minister, the member of the House of Representatives who, in the judgment of the Governor-General, is best able to command the support of the majority of the members of the House of Representatives.

In addition to the national governing bodies, local government is administered through 13 municipal corporations and the Municipality of Portmore. The results of the last local government election, which took place on November 28, 2016, accorded the Jamaica Labour Party (“JLP”), eight of the 12 municipal corporations (that is including the Kingston and St. Andrew Municipal Corporation (“KSAMC”)). The People’s National Party (“PNP”) and JLP shared the St. Thomas Municipal Corporation. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican legal system is based on English common law and practice. The courts consists of the Judicial Committee of the Privy Council in the United Kingdom (“UK”) (Jamaica’s final appellate court), the Court of Appeal, the Supreme Court, the Parish Courts and the Petty Sessions Courts. Jamaica has also subscribed to the Caribbean Court of Justice in its original jurisdiction but not its appellate jurisdiction. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Caribbean Court of Justice, in its original jurisdiction hears and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas (“Revised Treaty”) establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system, the JLP and the PNP. Jamaica held its most recent parliamentary general election on September 3, 2020. Resulting from that election, the JLP won a majority of the valid votes cast, and the Most Hon. Andrew Holness was reelected to serve as Prime Minister. The Most Honorable Andrew Holness is Jamaica’s ninth Prime Minister after Jamaica gained political independence.

The next election is due to be constitutionally held by September 2025. However, the Prime Minister, as constitutionally permitted, can decide to call an election before this date.

The following table shows the parliamentary electoral results for the past seven general elections:

Parliamentary Electoral Results

	1993	1997	2002	2007	2011(1)	2016(2)	2020
People’s National Party	52	51	34	28	42	31	15
Jamaica Labour Party	8	9	26	32	21	32	48

(1)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.

Source: Office of the Prime Minister.

The Honourable Dr. Nigel Clarke was reappointed Minister of Finance and the Public Service on September 7, 2020. Prior to this, Dr. Clarke served as Ambassador of Economic Affairs, representing Jamaica’s interests with multilateral institutions and as a Senator in the Upper House of the Jamaican Parliament between 2013 and 2015.

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund (“IMF”), the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization, the International Seabed Authority, the United Nations Environment Program and the United Nations Conference on Trade and Development (“UNCTAD”). It is also a member of several other regional and international bodies, including the World Trade Organization (“WTO”), the African, Caribbean and Pacific Group of States (“ACP”), the Association of Caribbean States, CARICOM, the Commonwealth, the Latin American and Caribbean Economic System, the Organization of American States (“OAS”) and the Community of Latin American and Caribbean States.

Jamaica is a signatory to the Cotonou Partnership Agreement (“CPA”) and is party to the CARIFORUM-EU Economic Partnership Agreement (“EPA”), the CARIFORUM-UK Economic Partnership Agreement, and CARICOM Bilateral Trade Agreements with Colombia, Costa Rica, Cuba, Dominican Republic and Venezuela. It is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (“CARIBCAN”). In addition, Jamaica benefits from the trade preferences extended unilaterally by some countries under the Generalized System of Preferences (“GSP”) scheme.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

The WTO Agreements

Jamaica currently trades with the 164 members of the WTO on the basis of the Most Favoured Nation (“MFN”) and National Treatment principles, except in specific cases where it trades with members under regional trade agreements provided for in Article 24 of the General Agreement on Tariffs and Trade and Article V of the General Agreement on Trade in Services, or where it benefits from preferences under the Enabling Clause, some of which are non-reciprocal and unilateral, such as the Generalized System of Preferences. Jamaica also benefits from other non-reciprocal preferential market access schemes provided by WTO members under the legal cover of waivers obtained within the context of Article 9 of the Marrakesh Agreement.

The WTO provides a forum for exchanging liberalization commitments through successive rounds of multilateral trade negotiations. The current round, called the Doha Development Agenda (“DDA”), was launched in 2001 and should have ended in 2005. Limited progress has been made in the DDA to further reform multilateral trade rules. Deep divisions among WTO members on certain areas of the negotiations, including agriculture, non-agricultural market access and special and differential treatment/development, have contributed to lack of progress in the overall negotiations.

A breakthrough in the round was reached at the ninth WTO Ministerial Conference held in Bali, Indonesia, in December 2013, with the adoption of the WTO Agreement on Trade Facilitation (the “TF Agreement”). The TF Agreement entered into force on February 22, 2017, when two-thirds of the WTO membership at the time (108 Members out of 162) ratified the agreement. Jamaica ratified the agreement on January 19, 2016.

A further breakthrough in the round was reached at the tenth WTO Ministerial Conference held in Nairobi, Kenya, from December 15 – 19, 2015. The Ministerial Decision on Export Competition was adopted with a view to eliminating export subsidies in agriculture that can distort competition, such as, export credits, export credit guarantees and other types of export financing.

The 11th WTO Ministerial Conference was held December 10 – 13, 2017, in Buenos Aires, Argentina (“MC11”). The conference did not result in breakthroughs in any of the key areas in the DDA negotiations; however, Ministerial Decisions were adopted in various areas of the WTO work program, such as the fisheries subsidies negotiations, electronic commerce and the Work Progamme on Small Economies. The Ministerial Decision on the WTO Fisheries Subsidies Negotiations was an important outcome at MC11. It states that the negotiations on fisheries subsidies should be concluded by 2019, reflecting the WTO’s commitment to achieving the UN SDG 14.6, which calls for comprehensive and effective disciplines on fisheries subsidies. WTO members were not able to conclude the negotiations on fisheries subsidies by the 2019 deadline given, inter alia, the range and complexities of the issues involved. The negotiations on fisheries subsidies are underway and WTO members have set themselves the task of completing the negotiations at the twelfth session of the WTO Ministerial Conference (“MC12”) which will be held from November 30 to December 3, 2021 in Geneva, Switzerland. Consultations are being held in Geneva on the agenda for MC12.

Caribbean Community (CARICOM)

The Treaty of Chaguaramas (the “Treaty”) establishing CARICOM was signed in 1973 by four English-speaking Caribbean countries. It was subsequently signed by other countries.

Between 1997 and 2001, Member States negotiated a revision of the Treaty to expand the scope of the Common Market (the free movement of goods) by establishing a single market and economy, which would provide for four additional core freedoms: the free movement of persons/labour; services, capital and the right to establish businesses (“CSM”) in any CARICOM Member State (each a “Member State”) participating in the CARICOM Single Market and Economy (“CSME”). Consequently, the Revised Treaty of Chaguaramas (the “Revised Treaty”) establishing the Caribbean Community, including the CSME, was signed by the following Caribbean countries in July 2001: Antigua, Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, and Trinidad and Tobago. Haiti later signed the Revised Treaty on July 4, 2003.The Bahamas and Montserrat signed the Revised Treaty but do not participate in the CSME. They are Members of the Community as set forth in the Revised Treaty.

In January 2006, the implementation of the provisions of the CSM was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago. The Bahamas and Montserrat are members of the Caribbean Community, but are not participating in the CSME. A 2009 audit conducted by the CARICOM Secretariat indicates that Jamaica is far advanced in implementing its obligations under the Revised Treaty.

Additionally, the Revised Treaty provides for the establishment of the single economy, which would include the harmonization of fiscal and monetary policies and the establishment of a common currency. The single economy requires a great degree of legislative and economic policy harmonization among Member States, and covers areas in which the region has not yet been able to find policy convergence. At a CARICOM Heads of Government retreat held in May 2011, Heads of the Government agreed to consolidate the gains of the CSM “before taking any further action on certain specific elements, such as the movement towards a single currency.”

As it relates to the five regimes that comprise the core pillars of the CSM (goods, services, capital, right of establishment, and free movement of skilled nationals), Member States are at different levels of their implementation. For example, with respect to the free movement of skilled nationals, only Barbados, Belize, Jamaica, Grenada and Guyana have passed legislation to facilitate the free movement of the ten categories of skilled nationals on which CARICOM had agreed. Barbados also went further to recognize the two (2) newly-proposed categories of Security Guards and Agricultural Workers, which are yet to be confirmed by the Council for Human and Social Development. Three Member States (St. Vincent and the Grenadines and Suriname) have passed legislation to facilitate nurses and teachers. The remaining Member States (Antigua and Barbuda, Dominica, St. Kitts and Nevis, St. Lucia and Trinidad and Tobago) only recognize five categories in their legislation.

CARICOM Heads adopted the Contingent Rights Protocol and the Public Procurement Protocol. Jamaica is a signatory to the Contingent Rights Protocol but has not commenced its provisional application due to some concerns regarding the treatment of non-CARICOM spouses and the tools of trade issue.

In light of ongoing implementation challenges, at their 31st Inter-Sessional Meeting in February 2020, CARICOM Heads approved the implementation of a further implementation and strategy plan. Given the constraints of some Member States in facilitating the free movement of the categories of skilled nationals requiring a Caribbean vocational qualification, Jamaica is implementing a scholarship program to offer assistance in building technical, vocational education and training capacity across the region.

At the regional level, a number of other instruments – draft codes, protocols, model legislation and draft sectoral and regional policies – relating to the CSM are being negotiated. Jamaica is participating actively in these negotiations. They relate to, inter alia, the CARICOM Financial Services Agreement, the Investment Policy and Code, and Incentives regime and the Draft Policy Framework on Mergers and Acquisitions.

Trade with Latin America

Jamaica, as part of CARICOM, has concluded bilateral trade agreements with Venezuela, Colombia, Cuba, the Dominican Republic and Costa Rica. These agreements were negotiated pursuant to Article 80 – Coordination of External Trade Policy of the Revised Treaty. Jamaica has ratified the Agreements with the Dominican Republic, Colombia, Costa Rica and Cuba. In November 2017, CARICOM and Cuba ratified the Second Protocol to the CARICOM-Cuba Trade and Economic Cooperation Agreement which expanded the range of goods traded under preferential arrangements between the two parties. CARICOM is currently in discussions with the Dominican Republic for an expansion in the trade in goods. Initial discussions have also taken place between CARICOM and Costa Rica for a similar revision in their trading arrangement. More recently, CARICOM has been preparing to engage with Colombia in order to give consideration to the interest expressed in expanding preferential access for trade in goods.

Caribbean-Canada Trade Agreement (CARIBCAN)

The 1986 CARIBCAN is an agreement between Canada and all CARICOM countries, except Haiti and Suriname. This agreement establishes a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of duty-free access to the Canadian market for a range of eligible imports from beneficiary CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve the trade and economic development prospects of the region, promote new investment opportunities, and encourage enhanced economic integration and cooperation with Canada and within the region. After more than twenty years of CARIBCAN’s existence, the parties commenced negotiations in 2009 for a CARICOM-Canada Trade and Development Agreement that would allow reciprocal access for Canadian companies to the Caribbean market in a range of areas, including goods as well as services and investment. The negotiations were suspended in May 2015. However, the CARIBCAN arrangement remains in force, and Canada applied for and received another WTO MFN waiver in July 2015, which extends to 2023.

The Caribbean Basin Initiative

The Caribbean Basin Initiative (“CBI”), which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act (“CBERA”), was amended in 1990 to increase market access to the United States. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (“CBTPA”). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA expired on September 30, 2020. The United States applied for and received a new WTO waiver for the CBERA in October 2019. The waiver will expire on September 30, 2025. On October 10, 2020, legislation extending the CBTPA preferences until September 30, 2030 came into force when it was signed into law by President Donald Trump. It is now Public Law 116-164 entitled “Extension of the Caribbean Basin Economic Recovery Act”.

Generalized System of Preferences

Under the aegis of the UNCTAD, the GSP was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The GSP is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries. Jamaica continues to benefit from preferences extended unilaterally under the GSP schemes of, among other countries, Australia, Japan, New Zealand, Norway and Switzerland.

ACP/European Union Cotonou Partnership Agreement

In February 2000, the European Union and the ACP, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the CPA, in February 2001 and, following ratification by 75% of ACP Member States and all European Union members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the CPA have been replaced by the EPA, as described below.

The CPA was set to expire in December 2020, but was extended to November 2021, to allow for formal signing of the new successor Organization of African, Caribbean and Pacific States (“OACPS”) – European Union Partnership Agreement on which negotiations were completed in December 2020. A virtual initialing ceremony for the new agreement was held on April 15, 2021.

Organization of African, Caribbean and Pacific of States

The Georgetown Agreement established the ACP in 1975 and was revised in 2020 to form the international organization known as OACPS. The OACPS was established on April 5, 2020 following the endorsement by the ACP Heads of State at the 9th Summit of ACP Heads of State and Government in December 2019 in Nairobi, Kenya.

The CARIFORUM-EU Economic Partnership Agreement

The EPA between the Caribbean Forum of ACP States (CARICOM and the Dominican Republic, i.e., “CARIFORUM”) and the European Union is a reciprocal trade agreement, which was signed in October 2008 by the European Union and 14 CARIFORUM States, with the exception of Haiti, which signed the agreement in December 2009. Jamaica is currently applying the EPA provisionally, pending ratification.

The EPA is a comprehensive and development-oriented trading arrangement which replaced the previous non-reciprocal trading arrangement between the European Union and the ACP countries.

Under the EPA, the European Union committed to remove immediately all tariffs and quotas on exports from CARIFORUM, with the exception of rice, sugar and arms and ammunition. The quotas for rice and sugar have since been removed. In the case of rice, full liberalization took place in 2010; for sugar, it took place in 2015. Under the EPA, the EU has not liberalized its market for arms and ammunition. Under the EPA, exporters of CARIFORUM-originated goods are accorded duty-free and quota-free access to the European Union market.

Unlike the European Union, CARIFORUM States will reduce tariffs on a phased basis. The European Union’s exports into CARIFORUM are to be liberalized over a period of 25 years with exclusions and long phase–in periods for sensitive products. 75% of all CARIFORUM’s imports of agricultural and fisheries products have been excluded from liberalization under the EPA. These sensitive products will continue to be protected by tariffs applied by CARIFORUM States. The tariff liberalization process under the EPA must be completed by January 1, 2033. The first reduction in tariffs began in January 2011. Jamaica implemented the first, second, third, fourth and fifth phases of tariff reductions under the EPA in January 2011, January 2013, January 2015, January 2017, January 2019 and January 2021, respectively. Between 2017 and 2023, tariff cuts are implemented annually. The tariff reductions are now being made automatically.

The EPA goes beyond trade in goods to include trade in services. The agreement requires the European Union to remove restrictions on CARIFORUM’s services exports, including through allowing the supply of services into its Member States by contractual services suppliers in 29 sub-sectors and 11 sub-sectors for independent professionals.

The EPA also addresses trade-related issues between the parties, primarily intellectual property rights, competition, electronic commerce, public procurement,and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and cultural cooperation.

There are several institutions established under the EPA to oversee its implementation, monitoring and review. These bodies are (i) the Joint CARIFORUM-EU Council convened at the ministerial level; (ii) the CARIFORUM-EU Trade and Development Committee convened at the level of senior officials; (iii) the CARIFORUM-EU Parliamentary Committee involving the parliamentarians; (iv) the CARIFORUM-EU Consultative Committee to promote dialogue among civil society; (v) the Special Committee on Customs Cooperation and Trade Facilitation to monitor the operation of Protocol 1 on Rules of Origin; (vi) Technical Sub-committee on Development Cooperation; and (vii) Special Committee on Agriculture and Fisheries. The parties have also agreed to establish a Special Committee on Trade in Services. Work is underway to get this committee to operate. The parties have developed a monitoring and evaluation framework pursuant to the Joint Declaration to the EPA and article 5 of said agreement. Efforts are now underway to conduct a trial run of the monitoring and evaluation system.

The EPA provides for reviews every five years. The first review was held in 2015 and the second five-year review was due in 2020 but was postponed due to the COVID-19 pandemic. The review exercise is now proposed for the latter part of the third quarter of 2021 and will be conducted in the CARIFORUM-EU Joint Council, the highest decision-making institution under the EPA. CARIFORUM and the European Union have begun their joint review process, which includes (i) ex-post evaluation of the EPA for the period 2008-2018, (ii) a report of revenue implications of the EPA and (iii) preparation of a report from the trade and development committee to be presented to the EPA Joint Council. The evaluation is expected to examine the implementation and impact of the EPA, trade performance under the Agreement and the existing bottlenecks to the further expansion of trade between the two members.

The CARIFORUM-UK Economic Partnership Agreement

The CARIFORUM-UK Economic Partnership Agreement, which mirrors the EPA, was signed in March 2019, by the UK and CARIFORUM. Jamaica commenced the provisional application of the CARIFORUM-UK EPA on January 1, 2021, following the UK’s withdrawal from the EU Single Market and Economy on December 31, 2020. This has allowed for the granting of preferential treatment to goods originating in the UK, until the necessary legislative amendments are made. Jamaica has already undertaken its first tariff reduction to grant preferential access to UK goods into the Jamaica market. The next tariff reduction is due on January 1, 2022.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism, and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—The Jamaican Economy—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, taxes have been streamlined and simplified to facilitate compliance and greater efficiency in tax collection, and a number of tax exemptions have also been eliminated. The Government is continuously assessing its current tax legislation and has been implementing a series of tax reforms. See “Public Finance—Taxes and Tax Reform.”

In 2009, Jamaica introduced a new strategic plan to achieve developed country status by 2030 called Vision 2030 Jamaica. The plan is based on the following seven guiding principles: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge, institutional and services capital stocks. Jamaican business owners face challenges that primarily stem from global factors that include high energy prices, including the price of oil, and, in some sectors, high commodity prices. See “—The Jamaican Economy—Principal Sectors of the Economy.”

Economic Reform Program

During FY 2020/21, the Government continued on its comprehensive Economic Reform Program (“ERP”) which it began in FY 2012/13, while continuing to tighten fiscal policy. The main pillars of the ERP were:

•	structural reforms to boost economic growth and employment;

•	actions to improve price and non-price competitiveness;

•	upfront fiscal adjustment, supported by extensive fiscal reforms;

•	debt reduction, including active debt management, to place public debt on a sustainable path, while protecting financial system stability; and

•	improved social protection programs.

The ERP included a heavy and front-loaded reform agenda to support a prompt economic recovery, maintain social cohesion, build labor capacity and improve productivity. Accordingly, measures were implemented to improve access to credit, reduce bureaucracy and other limiting factors in the business environment, and to improve labor market flexibility. This reform agenda was focused on actions to strengthen public financial management, introduce a fiscal rule, reform the tax system, improve the business climate, move towards inflation targeting and reform of the securities dealers sector. See “The Monetary System—Legislation and Regulation” and “Public Finance—Taxes and Tax Reform.” These fiscal reforms were essential to a sustained fiscal consolidation effort to promote debt reduction. Structural reforms to achieve higher and sustained growth were pivotal to long-term economic stability and increased welfare of the population.

To alleviate the possible adverse impact of fiscal adjustment on the most vulnerable, the program included a floor on social spending for the most vulnerable in the population. The Government also recognized that safeguarding the financial sector was critical, and consequently had established a Financial Sector Support Fund to offer assistance, if needed, to financial institutions that participated in the debt exchange of 2013. See “The Monetary System—Legislation and Regulation.”

A key part of the ERP was a growth strategy that would focus on investment in:

•	the consolidation of Jamaica as a logistics hub for shipment;

•	information technology;

•	agriculture;

•	infrastructure development;

•	diversification of the tourism product;

•	sustainable energy; and

•	the promotion of a more business-friendly environment with respect to government agency administration, workforce and access to credit for smaller to medium-sized businesses.

Some of the impact of the ERP was reflected in the improvement in Jamaica’s ranking in the ‘Ease of Doing Business’ report, published by the World Bank. Specifically, based on the Ease of Doing Business 2020 report, Jamaica ranked 71st for the year 2019 relative to 85th in 2014/2015. This progress was mainly based on improvements in access to financing, ease of access to electricity as well as reductions in impediments to starting a business. This improvement also reflected the efforts towards implementing key structural reforms which augur well for a sustainable medium-term growth path for Jamaica.

IMF Arrangements

Stand-By Arrangement

In February 2010, the Government entered into a 27-month Stand-By Arrangement (“SBA”), with the IMF in the amount of 820.5 million special drawing rights (“SDR”) (approximately US$1.3 billion). Prior to the execution of the SBA, the Government had to take several actions, including adopting a tax policy package yielding approximately 2% of GDP; completing the Jamaica Debt Exchange (“JDX”) and reaching an agreement regarding the divestment of Air Jamaica, all of which the Government completed. The SBA supported the Government’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program included critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focused on facilitating tax reform, rationalization of the public sector and reform of public financial systems. See “—Public Sector Indebtedness—The Jamaica Debt Exchange,” “—Public Finance—Taxes and Tax Reform” and “—The Jamaican Economy—Privatization.”

To achieve these goals, the program focused on a three-pronged strategy of:

•	fiscal consolidation;

•	comprehensive debt management; and

•	reforms to further strengthen the financial system.

As part of the SBA, the Government undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and the financial sector. As part of these reforms the Government passed the Fiscal Responsibility Framework (“FRF”), launched its strategic and comprehensive domestic liability management program and implemented a variety of reforms impacting the financial system. The SBA approved by the IMF Board in February 2010 went off-track within a year, as the program’s targets for improving the Government’s budget position were missed, which in turn eroded confidence, lowered economic growth and resulted in acute balance of payments pressures. In the absence of the scheduled reviews under the SBA, no further performance targets were established to form the basis for further drawdowns. This also resulted in the Government not receiving SDR 285.7 million (US$420 million) from the IMF as well as multilateral funding of approximately US$550 million and grants of approximately US$59.2 million. See “Public Sector Indebtedness—External Debt.”

Extended Fund Facility

On May 1, 2013, the Executive Board of the IMF approved a request by the Government for a four-year extended arrangement extended fund facility (“EFF”) in an amount of SDR 615.4 million (approximately US$932.3 million) based on exchange rates published by the IMF on January 31, 2013, the equivalent of 225% of the Government’s quota in the IMF. This EFF is the successor to and supersedes the SBA. The purpose of the EFF is to support the Government’s comprehensive ERP described above. The first disbursement under the EFF amounted to approximately US$207.2 million. See below for a fuller description of the disbursements under the EFF.

Pursuant to the terms of the EFF, its implementation and progress is monitored through the quarterly review quantitative performance criteria, indicative targets and structural benchmarks. See “—General.” The quantitative performance criteria establishes targets relating to, among other things: the primary balance of the Central Government; tax revenues, the overall balance of the public sector, the aggregate amount of Government direct debt, the aggregate amount of Government guaranteed debt, the aggregate amount of Government accumulation of domestic arrears, the aggregate amount of Government accumulation of tax refund arrears, the consolidated Government accumulation of external debt payment arrears, the amount of Government social spending, the cumulative change in the Government’s net international reserves and the cumulative change in the Government’s net domestic assets.

Performance under the Extended Fund Facility

The first review of performance criteria was completed by the end of September 2013, the Government met all required criteria, targets and benchmarks and the IMF made a second disbursement in the amount of approximately SDR 20.0 million (approximately US$30.8 million) on October 2, 2013. On each of the following dates, the IMF Board completed its review, found the Government to have met all criteria, and disbursed the corresponding funds:

•	On December 18, 2013, with a disbursement of SDR 20.0 million (approximately US$30.8 million).

•	On March 19, 2014 with a disbursement of SDR 46.0 million (approximately US$71.4 million).

•	On September 24, 2014, with a disbursement of SDR 46.0 million (approximately US$68.6 million).

•	On December 19, 2014, with a disbursement of SDR 46.0 million (approximately US$67.0 million).

•	On March 30, 2015, the completion of that review resulted in disbursement of SDR 28.3 million (approximately US$40.0 million).

•	On June 16, 2015, permitting the disbursement of SDR 28.3 million (approximately US$39.7 million).

•	On September 23, 2015, with a disbursement of SDR 28.3 million (approximately US$39.7 million).

•	On December 17, 2015, with a disbursement of SDR 28.3 million (approximately US$39.3 million).

•	On June 21, 2016, with a disbursement of SDR 56.6 million (approximately US$80.3 million).

•	On September 20, 2016, with a disbursement of SDR 28.3 million (approximately US$38.9 million).

The EFF program was canceled in the third quarter of FY 2016/17 in favor of a new three-year stand-by arrangement. See “—Precautionary Stand-By Arrangement.”

Precautionary Stand-By Arrangement

A Memorandum of Understanding (“MOU”), which was submitted to the IMF on October 21, 2016, embodied the tenets of the Government’s economic reform agenda. Coupled with other measures and prior actions, the board of the IMF approved a three-year Precautionary Stand-By Arrangement (“PSBA”) on November 11, 2016 for FY 2016/17 through FY 2019/20 in an amount of SDR 1,195.3 million (approximately US$1,640.8 million), the equivalent of 312% of Jamaica’s quota in the IMF. Following this approval, SDR 300.1 million (approximately US$412.0 million) was made available for the country to access immediately and the remaining funds will become accessible to Jamaica in six tranches upon successful completion of semi-annual program reviews.

The new SBA replaced the EFF in the penultimate quarter of FY 2016/17 and it is treated as a precautionary arrangement. The Government does not intend to draw on the new SBA unless external shocks generate a balance of payments need. In addition to the commitment to maintaining macroeconomic stability, reducing public debt and addressing a wide range of structural issues initially raised under the EFF, the SBA incorporates a renewed focus on unlocking Jamaica’s growth potential through structural reforms and combating crime and national security challenges.

The aims of the PSBA include:

•	Boosting employment and GDP growth;

•	Raising the living standards of the Jamaican people;

•	Progressively reducing a high poverty level;

•	Strengthening the social safety net for the poor;

•	Improving public sector efficiency;

•	Reallocating public resources to growth-enhancing capital spending;

•	Rebalancing taxes from direct to indirect taxes;

•	Bolstering the resilience of the financial system; and

•

Modernizing the monetary policy framework and building the foundation for an eventual move to inflation targeting, while maintaining exchange rate flexibility and continuing to build precautionary foreign reserves.

The first IMF Staff Review mission under the SBA was conducted between February 20 and March 3, 2017 and was followed by a successful review by the Executive Board of the IMF on April 18, 2017. All structural benchmarks for the first review were met. The approval of the first review provided Jamaica with access to an additional SDR 126 million (approximately US$170 million). Similarly, the second successful review under the SBA by the Executive Board of the IMF on October 23, 2017 provided Jamaica with access to an additional SDR 126 million (approximately US$170 million). On April 10, 2018, the third successful review under the SBA by the Executive Board of the IMF made available an additional SDR 160.8 million (approximately US$234 million) to be accessed by Jamaica. This brought the total accessible funds to SDR 712.9 million (approximately US$995.1 million). No amounts have been disbursed under this arrangement. On November 5, 2018, the fourth successful review under the SBA by the Executive Board of the IMF made available an additional SDR 160.8 million (approximately US$223 million) to be accessed by Jamaica. Similarly, the fifth successful review under the SBA by the Executive Board of the IMF on April 22, 2019 provided Jamaica with access to an additional SDR 160.8 million (approximately US$223 million). This brings the total accessible funds to date to SDR 1,034.5 million (approximately US$1,435 million). On November 4, 2019, the Executive Board of the IMF completed its sixth and final review of Jamaica’s performance under the PSBA. The new SBA expired prior to the end of 2019.

Rapid Financing Instrument (“RFI”)

The Executive Board of the IMF approved a disbursement in the amount of SDR 382.9 million (about US$520 million, 100% of quota) for Jamaica under the Rapid Financing Instrument (“RFI”). These resources are aimed at helping to meet urgent balance of payment needs stemming from the COVID-19 pandemic, while catalyzing additional support from development partners.

The following table reflects Jamaica’s quantitative performance criteria and indicative targets, for the periods presented, under the PSBA (defined immediately above), as applicable:

IMF Performance Criteria(1)(2)

(In billions of Jamaican dollars unless otherwise stated)

	2018					2019
	Indicative Target	Actual	Performance Criteria	Adjusted Performance Criteria	Actual	Indicative Target	Performance Criteria	Indicative Target
	End-Sep		End-December		End-March	End-June		End-Sept.
Fiscal targets
Performance Criteria
1. Primary balance of the central government (floor)(3)	44.0	73.8	68.0	68.0	107.7	141.6	19.0	35.7
2. Overall balance of the public sector (floor)(3)	(39.2)	25.8	(41.1)	(36.6)	29.7	(14.7)	(14.0)	(25.0)
3. Net increase in the central government guaranteed debt (ceiling)(3)	0.0	(10.1)	(8.4)	(8.4)	(11.1)	(8.4)	0.0	0.0
4. Central government accumulation of domestic arrears (ceiling)(4)(10)	0.0	(4.9)	0.0	0.0	(5.2)	0.0	0.0	0.0
5. Central government accumulation of tax refund arrears (ceiling)(5)(10)	0.0	(13.1)	0.0	0.0	(12.4)	0.0	0.0	0.0
6. Accumulation of external debt payment arrears (ceiling)(4)(9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Indicative targets
7. Tax revenues of the central government (floor)(3)	234.0	258.5	360.0	360.0	388.7	516.0	115.0	242.0
8. Change in the stock of public bodies non-guaranteed debt (ceiling)(11)	17.2	9.4	18.0	18.0	15.2	20.0	22.0	24.0
9. Central government spending on social programs (floor)(3)(7)	11.9	20.1	19.4	19.4	28.3	28.2	6.7	12.3
10. Total loan value of all user funded PPPs (ceiling, percent of GDP)	3.0	1.7	3.0	3.0	1.6	3.0	3.0	3.0
Monetary targets
11. Stock of non-borrowed net international reserves (floor)(6)(8)	2,140	2,461	2,200	2,200	2,521	2,200	2,250	2,300
12. Monetary policy consultation clause (in percent)(12)
Outer band (upper)	6.5		6.5			6.0	6.0	6.0
Center inflation target	5.0	4.3	5.0		2.4	5.0	5.0	5.0
Inner band (lower)			3.5			4.0	4.0	4.0
Outer band (lower)	3.5		2.0			2.5	2.5	2.5

(1)	Targets as defined in the Technical Memorandum of Understanding (TMU).
(2)	Based on program exchange rates defined in the TMU.
(3)	Cumulative flows from April 1 through March 31.

(4)	Includes debt payments, supplies and other committed spending as per contractual obligations; full definition in TMU.

(5)	Includes tax refund arrears as stipulated by law.

(6)	In millions of US dollars.

(7)	Defined as a minimum annual expenditure on specified social protection initiatives and programs (defined in TMU).

(8)	Stock of BOJ NIR minus all foreign currency CDs to domestic residents; full definition in TMU.

(9)	Continuous performance criterion.

(10)	The accumulation is measured against the stock at end-March 2016, which is J$21.0 billion for domestic arrears and J$17.3 billion for tax arrears.

(11)	For end-Dec 2016 and end-Mar 2017, these are cumulative flows from October 1, 2016. For subsequent dates, these are cumulative flows from April 1, 2017.

(12)	The Monetary policy consultation clause bands consist of two types of thresholds. The Inner band triggers a Staff consultation and an Outer band triggers a Board consultation as detailed in the TMU.

Source: Bank of Jamaica.

On May 15, 2020, the Executive Board of the IMF approved Jamaica’s request for emergency financial assistance amounting to 100% of its quota under the IMF’s RFI. The total facility amounted to approximately SDR 382.9 million (US$520 million). The proceeds of the facility will help meet the country’s urgent payments needs stemming from the COVID-19 pandemic, while promoting additional support from development partners. The interest rate charged on the RFI loan is equivalent to a basic rate of 1.05% plus a service charge of 0.50% for a 1.55% total. The repayment period of the RFI loan is 3.25 to 5 years.

Fiscal Responsibility Framework

As part of its economic reform agenda, Jamaica is committed to strengthening its fiscal discipline by adopting a number of programs, the main one being the FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information from all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame;

•	requiring the Ministry of Finance and the Public Service to present to Parliament, at the time of the annual budget, a fiscal policy paper with plans and policies for developing the country; and

•

establishing a revised budget calendar, which includes the simultaneous tabling of the Estimates of Revenue and Expenditure in a timely manner to effect approval no later than March 31, commencing with the FY 2015/16 budget.

The FRF is the centerpiece of a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally. See “Public Finance—Central Government Budget.”

The Minister of Finance announced in May 2018 that the Government of Jamaica will be taking steps to design, legislate and establish an Independent Fiscal Council to strengthen the FRF. This process to establish the Independent Fiscal Council has already commenced. The Independent Fiscal Council is intended to secure Jamaica’s gains under successive economic reform programs with the IMF and to build on the success of domestic partnership initiatives.

Jamaica is in the process of developing a Public Financial Management (“PFM”) Policy Framework for Natural Disaster Risk Financing. This represents a coordinated approach to Disaster Risk Financing (“DRF”) to ensure that adequate resources are available to address ex-post financing requirements. A suite of instruments, including a national disaster (contingencies) fund, contingent lines of credit, the Caribbean Catastrophic Risk Insurance Facility and catastrophe bonds are the DRF options currently available to the Government. The Government is in discussions with international partners to issue a catastrophe bond.

Legal Reforms to Financial System

As part of the MOU with the ERP and EFF, the Government passed the Banking Services Act (“BSA”) (omnibus banking law), which repealed and replaced the Banking Act and Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations and amended the Building Societies Act. Commercial banks, merchant banks and building societies are now all governed by the BSA, which also includes provisions for the qualification and eligibility of external auditors. In addition, the BSA includes provisions which allow the Supervisor of Banks to operate autonomously.

In 2019, Parliament affirmed the Banking Services (Financial Holding Company) (Licence Application Form) Rules. These Rules will provide financial groups with licensing procedures of financial holding companies (“FHCs”) under the Banking Services Act.

In keeping with the policy direction of the Government, the Jamaican Securities Act was also amended to enhance the legislative framework for the regulation of the securities industry in order to (i) combat the establishment and proliferation of unlawful financial operations; (2) correct other deficiencies in the regulatory framework of the securities industry; and (3) strengthen the Financial Services Commission’s (“FSC”) investigative powers. The Government has also implemented a variety of reforms impacting the financial system, in particular the securities sector. These reforms include the following:

•

Continuing to strengthen the regulatory and supervisory framework of securities dealers to enhance capitalization and strengthen their ability to withstand shocks. The Securities (Licensing and Registration) Regulations were amended to increase the minimum capital requirements for securities industry dealers and investment advisors. In addition, the Securities (Prudential) Regulations were enacted with a view to improving the soundness of the industry. The Securities (Prudential) Regulations stipulates standards for (i) minimum risk based capital adequacy ratios covering exposures to market, credit, foreign exchange and operational risks; (ii) stress testing; (iii) large exposures limits; (iv) restrictions on the withdrawal of capital and (v) liquidity management.

•

Reforming the securities dealers’ primary business model, which was retail repo, aimed at reducing the risks associated with the business model. The Securities (Retail Repurchase Agreement) Regulations were enacted to enhance the legal and regulatory framework for the retail repo market, by establishing a distinct treatment for investors in order to protect their interest in the event of insolvency of any securities dealer. In addition, the Collective Investment Scheme (“CIS”) regulations were promulgated to replace the Unit Trust Act and Mutual Fund regulations. These regulations were aimed at expanding the legal form in which the fund could be established as well as enhance the FSC’s authority to regulate all facets of the CIS industry. CIS product was recognized as a viable alternative to the retail repo product as it would reduce the balance sheet risks associated with the retail repo, thus, strengthening their ability to withstand interest rate and liquidity shocks.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. For further details see “The Monetary System—Bank of Jamaica”.

The Bank of Jamaica (Amendment) Act, 2020

During 2020, The Bank of Jamaica (Amendment) Act, 2020 was passed. This act, among other things, clarifies the mandate of the BOJ and strengthens the BOJ’s governance framework to ensure it supports the mandate. Accordingly, the act now reflects the following:

•	the mandate of the BOJ is the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability;

•	revised appointment mechanisms, composition requirements and tenure for the board;

•	express statutory fit and proper requirements for board and executive management appointments; and

•	provisions designed to improve the financial independence of the central bank from central government, this implies the following:

•

reflecting the statutory minimum capital requirement as a percentage of monetary liabilities; restricting the ability to make temporary advances to the Government; and prohibiting the central bank from purchasing or acquiring on a primary issue securities issued or guaranteed by the Government;

•	removing the requirement for Minister’s approval in matters of staff emoluments; and

•

exempting the central bank from the requirements of the Public Bodies Management and Accountability Act (“PBMA”). In this regard regulations that will substantially incorporate the governance principles for public bodies under the PBMA are also proposed under the BOJ Act.

The Financial Institutions Resolution Bill

In October 2017, the Cabinet approved drafting instructions for the preparation of legislation to establish a special resolution regime for financial institutions.

The proposed legislation will establish an approach to resolution under which non-viable financial institutions which are deemed systemically important can be resolved using administrative mechanisms. In addition to administrative mechanisms, the legislation will incorporate modified insolvency rules to be applied to (i) the residual entity after a financial institution has been resolved by the resolution authority and (ii) to be applied to financial institutions which are insolvent but whose demise will not cause significant disruption in the wider financial system. The legislation will also incorporate enabling provisions for a funding framework addressing options to meet the cost of resolving financial institutions

The development of this bill is being overseen by a technical working group pulled from the Financial Regulatory Committee under the BOJ Act and comprising sub-working group teams with representatives from the Ministry of Finance, Ministry of Industry and Commerce, BOJ, FSC and the Jamaica Deposit Insurance Corporation.

The Co-operative Societies (Amendment) Bill

This amendment to the Co-operative Societies Act will among other things bring credit union cooperative societies under the regulatory ambit of the Minister of Finance and the Public Service and Bank of Jamaica. Accordingly this bill includes provisions that will restrict the deposit-taking activities of co-operative societies to those co-operative societies, which operate as credit unions. Other substantive enhancements to the Co-operative Societies Act are contemplated by the Ministry of Industry and Commerce (formerly Ministry of Industry, Commerce, Agriculture and Fisheries (“MICAF”)) which is the Ministry with portfolio responsibility for cooperative societies.

The Credit Unions (Special Provisions) Bill

A decision was taken to revise the framework proposal such that the regulatory regime for credit unions would be placed in a stand-alone principal statute instead of in subsidiary legislation (as regulations under the Bank of Jamaica Act). The bill contains the framework that was initially proposed as regulations to bring the operations of credit unions fully under the BOJ’s prudential supervisory regime. Accordingly, the bill will, among other things, cover licensing, capital, reserves, prohibited business, remedial and intervention processes and defines the role of specially authorized credit unions.

The Microcredit Bill

To address the proliferation of privately-owned money-lending businesses operating in Jamaica, a determination was made for these institutions to be regulated by the BOJ, however the regime will see the responsibility for overseeing consumer protection being undertaken by the Consumer Affairs Commission pursuant to the Consumer Protection Act. This is to ensure that these services operate within an environment of transparency and accountability and that the operations of these services are not used to facilitate financial crimes. The bill will create a licensing regime and will incorporate the usual safeguards: of fit and proper requirements for licensees and their owners; establish operating requirements for licensees; and mandate the inclusion of processes to address complaints. The regime will accord the standard regulatory powers to conduct inspections, examine the records of licensees, impose regulatory sanctions for non-compliance and issue standards and guidance as well as a code of conduct for the money-lending services that will be governed by this legislation. Penalties with custodial sentences will be applicable on conviction for committing an offence in this legislation and the regime will allow for the less egregious offences to be answered by payment of a fixed penalty. The regime will reflect that breaches of lending arrangements between borrowers and licensees can be referred to the commission for resolution. The bill was initially tabled in February 2019 and was re-tabled in December 2020. This bill was passed into law, having been affirmed in both Houses of Parliament, in January 2021.

Anti-Money Laundering, Countering the Financing of Terrorism and Proliferation of Weapons of Mass Destruction (“AML/CFT/PF”) Rules

To improve compliance with the international standards on AML/CFT and proliferation, (i.e. the revised FATF1 Recommendations 2013) the BOJ has proposed the development of drafting instructions for AML/CFT Supervisory Rules under the Banking Services Act, 2014.

These rules will, among other things:

•	codify the risk-based examinations and oversight processes pertaining to the AML/CFT oversight functions of the BOJ; and

•	outline the areas in the BOJ’s AML/CFT Guidance Notes with which compliance will be expressly mandated (see listing below) and allow BOJ to directly sanction breaches of those requirements.

The requirements under the guidance notes with which compliance will be expressly mandated, pertain to areas regarding the following:

•	risk based framework;

•	know your customer, know the transaction counterparty and customer due diligence;

•	special guidance on UNSEC resolutions on proliferation;

•	special guidance on branches and subsidiaries;

•	nominated officer regime;

•	board responsibility and employee integrity and awareness;

•	compliance monitoring;

•	transaction monitoring and reporting; and

•	record keeping.

The rules are now being developed and when finalized will be subject to affirmation by both Houses of Parliament. Similar rules have been proposed for development under the Bank of Jamaica Act.

For further details on certain laws and regulations governing the financial sector, see “—Monetary System— Legislation and Regulation”.

The Data Protection Act, 2020

This act was passed in June 2020 and seeks to protect Jamaicans from unlawful and/or reckless disclosure of their personal information. The act sets ‘standards’ for data processing (sections 21 through 31) to ensure that personal data is processed fairly and lawfully, and only where necessary.

The act will be brought into effect on a phased basis and implementation will be overseen by the Ministry of Industry, Investment and Commerce.

Energy Policy

The Government considers energy policy an essential component of its growth agenda, demonstrated through the pursuit of several initiatives and programs. One of the major programs the Government is embarking on is the Energy Management and Efficiency Programme, which is an important effort to diversify the energy matrix to curtail the country’s dependence on imported petroleum products, reduce debt and create the fiscal space for productive spending. The overall objective of the Programme is to promote Energy Efficiency and Renewable Energy initiatives in government facilities and fuel conservation in road transportation by contributing to the avoidance of fuel imports.

Jamaica continues to implement the National Energy Policy (“NEP”) 2009-2030 to reduce energy costs, modernize and expand its electricity generating capacity and facilitate investments in renewable and alternative resources. The NEP seeks to promote the wise use of energy while the country diversifies its energy source for greater energy security and reliability of supply.

The energy landscape has changed significantly since the promulgation of the NEP with renewable energy and Liquefied Natural Gas (“LNG”) gas playing a greater role in the energy diversification program. Renewable sources of energy and LNG offer more stable, efficient and cleaner fuels when compared with heavy fuel oils which contain more pollutants. LNG has helped Jamaica to diversify its energy generation, which also includes renewable energy sources, such as wind, solar, hydro and biomass.

The Government commenced the revision of the NEP and several sub-policies to establish new targets especially for renewable energy, energy efficiency and conservation and Energy from Waste. This will also articulate strategies geared towards the further development of the energy sector. Priority is given to the development of an electric vehicles policy that creates an enabling environment and establishes a timeframe for the introduction of electric vehicles for private and public transportation. The Ministry of Science, Energy and Technology (“MSET”) prepared the Electric Mobility Strategic Framework, with the assistance of the Inter-American Development Bank (“IDB”) and other key stakeholders. The Ministry updated the Energy from Waste Policy, which benefited from the input of stakeholder consultation.

Developments under the Electricity Act, 2015

Under the Electricity Act 2015, the MSET developed its first Integrated Resource Plan (“IRP”). The IRP is a comprehensive decision-support tool and roadmap for meeting Jamaica’s electricity grid objectives over the next 20 years. Whereas the IRP addressed the planning needs of the electricity sector, the Ministry plans to complete and Integrated Energy Plan to include the transport sector with respect to fuel diversification strategies, i.e. the use of natural gas and renewable energy, and the introduction of electric vehicles. The development of the Integrated Energy Plan (IEP) commenced in the fourth quarter of FY2020/21, with the support of an international consultant. The report is scheduled for completion by December 2021. In the fourth quarter, the Joint Select Committee of Parliament initiated a public review of the Electricity Act to support consultations and amendments, as necessary.

The final draft of the first IRP was approved by the Cabinet in February 2020. Given its implications for tariff review, the determination of system avoided cost, renewable energy integration and the long-term sector outlook, the Jamaica Public Service Company (“JPS”) and the Office of Utilities Regulation (“OUR”), as well as other electricity sector stakeholders were included and made invaluable contributions. The primary objectives of the IRP were achieved, namely the development of the electricity sector’s medium to long-term plans and more importantly the next tranche of power generation mix to facilitate the competitive procurement process. The IRP forecasted 513.5 MW of new electricity generation capacity by 2025, to include conventional, firm capacity renewables and intermittent renewables technologies to include wind and solar electricity. The plan also foresees the introduction of energy from waste and biomass electric power.

The newly established generation procurement entity, which was appointed by the Cabinet, will manage and administer the procurement processes, by means of competitive bidding from suitably qualified Investors.

In furtherance of the Electricity Act, 2015, MSET finalized the Electricity Regulations (Electrical Work, Registration and Licencing), to ensure that the regulation of the electricity sector is transparent and predictable. The Upper and Lower Houses of Parliament approved the new Regulations for the enforcement of improvements in the quality and standards prescribed by the industry. The ministry, through the assistance of the Office of the Chief Parliamentary Counsel, drafted the Electricity Bill (Validation, Indemnification and Licensing), which was submitted to the Attorney General’s Chambers for review and feedback. MSET also coordinated the preparation and review of the draft Petroleum Bill (Downstream Activities). In January 2020, the stakeholder consultations for the move to a more efficient approach to obtaining electricity connections were completed. Further activities included the development of a digital system by eGov Jamaica Ltd. for the Government Electrical Regulator to support the new licencing of electrical inspectors, registration of electricians and enrolment of technical electrical assistants as well as the other regulatory processes. The recruitment process for the posts in the organizational structure for the Government Electrical Regulator was initiated.

As part of the Government’s Public Sector Transformation and Modernisation Programme (“PSTM”), under Cabinet Decision #49/09, several Energy agencies were closed, and their core functions were rationalized and absorbed by Government Ministries to create a more capable and effective public sector.

•

Petroleum Corporation of Jamaica (“PCJ”): The Ministry oversaw the closure of the PCJ on March 31, 2020 to centralize operations, allow for greater efficiency, improve service delivery and enhance Jamaica’s competitiveness. While the core functions were transferred to MSET, they are to be fully integrated after the staff are hired for a new organizational structure to be called the Programme Implementation Division (PID). The new division will manage energy projects that support the overall strategy for national development. The draft Petroleum Bill, which will repeal the Petroleum Act, was prepared and reviewed for comprehensive treatment of all relevant matters related to the closure of the PCJ.

•	Petrojam Ethanol Limited: The core functions and employees of Petrojam Ethanol Limited were subsumed into Petrojam Limited following its closure on August 31, 2020.

•

Rural Electrification: Recalling that the National Energy Solutions Limited was closed in 2019 and its functions subsumed into the Ministry, those functions were transferred to the Ministry of Local Government and Rural Development in September 2020.

Business Process Outsourcing

The outsourcing sector comprises approximately 70 companies of varying sizes engaged in a broad variety of activities. As at the end of March 2020, there are approximately 38,500 people employed in the industry across the island, down from a peak of 43,000 in December 2019, ahead of the outbreak of the global COVID-19 pandemic. The estimated spend in the local economy is around J$98 billion (US$700 million), through wages, office space leasing, utilities and other categories.

Business Process Outsourcing (“BPO”) firms located in Jamaica are executing a broad range of services, including customer care, technical support, back office (finance and accounting, administrative and human resource-related services), market research and analysis, claim processing, debt collection, graphic design, software development, telecommunications, banking, insurance, healthcare and retail.

BPO is presently making a noticeable contribution to employment generation and is augmenting economic growth in Jamaica. Jamaica provides for several advantages conducive to the BPO sector, including:

•	Ideal time-zone and proximity to the US, the world’s biggest originator of outsourcing;

•	Sophisticated telecommunications infrastructure;

•	A large and educated English speaking workforce with low attrition rates; and

•	Competitive business costs.

The National Outsourcing Strategy was adopted in 2015, with the goal of increasing employment in the sector to 36,000 new jobs by March 2020. This requires action across multiple Jamaica ministries, department and agencies to strengthen the enabling environment in the following main strategic focus areas: policy and incentive framework; labor market enhancement; infrastructure development; and market penetration. A follow-on strategy is currently being finalized for Cabinet approval, which would see the country target 70,400 jobs by March 2025. The implementation of this new strategy will be significantly supported by the Global Services Sector Project (“GSSP”) mentioned below.

Programs have been developed by the HEART Trust to facilitate on-the-job management training, international accreditation of courses and apprenticeship programs.

Since 2012, the DBJ, through its own funds and the PetroCaribe Development Fund, has lent a total of US$84.7 million to BPO ventures, which are engaged in developing a total of 1,088,000 square feet of operating space. These developments are expected to provide approximately 25,600 jobs.

Impact of COVID-19 on Business Process Outsourcing

Initially, there was a decrease of jobs in the industry resulting from various COVID-19 related matters such as the inability of companies to maintain staff numbers and adhere to social distancing rules, the loss of contracts due to global economic impact on companies using local services, and the downsizing of global outsourcing companies. However, by the second quarter of 2020, the number of employees stabilized and started increasing towards the end of the year. It is expected that the industry will rebound to pre-COVID- levels before the end of 2021.

In general, however, Jamaica has fared well, maintaining almost 90% of its jobs and pivoting to working from home for up to 45% of persons currently employed in the industry. This was in large part due to the Government’s commitment to the industry through the designation as essential workers as well as the waiver by the Customs Agency that allowed equipment to be temporarily moved from Special Economic Zones to facilitate work-from-home. In addition, workers in the industry have been prioritized to receive vaccinations in Phase 2 of the National COVID-19 Vaccination Program. Notwithstanding, this industry has also faced some major challenges during the period, such as:

•	Cost of implementing new and evolving MOHW protocols;

•	Reduced number of staff that can be accommodated in office;

•	No permanent provision for work-from-home for staff members;

•	Unreliable telecoms and to a lesser extent electricity infrastructure, as more people across the country started working and attending school from home; and

•	Increased negative perception around the industry due to an early outbreak at a BPO center, which has also caused increased scrutiny.

Future Trends

In an effort to diversify the local sector, Jamaica seeks to move up the value chain by delving deeper into new areas such as shared services, legal process outsourcing (“LPO”) and medical process outsourcing. The country actively has engaged numerous international shared services operators and LPO operators in an effort to get them to expand to Jamaica. Additionally, JAMPRO, the Government agency responsible for the promotion of business opportunities in export and investment to the local and international private sector, has approached local university and stakeholders in a bid to provide details on the higher level jobs available to graduates in the new segments.

The project was initiated to grow the Jamaican economy particularly in higher value-added digital segments. To improve the country’s competitiveness and support the development of the service industry, the Government signed a US$15 million-dollar contract with the IDB. The allocation of this budget was assigned to the Global Services Sector Project (“GSSP”) in January 2019, and JAMPRO was named the executing agency. The GSSP will last for a period of five years for which JAMPRO will serve as the executing agency.

The project will support the development of BPO, information technology outsourcing and knowledge process outsourcing as well as other services that have been transformed by information and communications technology, enabling them to be digitized, codified, fragmented and undertaken at any distance from the core business and final customer.

The targets of the GSSP are to: (i) provide the sector with better skilled workers; and (ii) increase Jamaica’s institutional capacity to attract foreign direct investment and increase exports. To achieve this, the project has been divided in two components.

Component 1 seeks to strengthen and improve the skills development system to provide the global service sector with better skilled workers, particularly, in higher value-added segments by: (i) enhancement of processes for interaction of the skills development system with the global service sector; (ii) enhancement of job-readiness/digital skills curricula for the global service sector and (iii) delivery of on-the-job training for global service sector.

Component 2 strives to build Jamaica’s capacity to attract investment and increase exports in higher value-added segments by: (i) optimization of processes, institutions, regulations, and incentives framework, (ii) strengthening the value proposition for global service sector, (iii) development of an incubator and accelerator programs for SMEs in global service sector and (iv) implementing a digital management system.

The goals of the GSSP is to achieve the following (i) 50,000 jobs by 2023; (ii) transitioning the market share of BPO to knowledge process outsourcing jobs from a 80:20 ratio to a 60:40 ratio; and (iii) increasing the value of exports of global services by 2.6% by 2024.

Gross Domestic Product

The Jamaican economy declined by 9.9% in 2020 compared to 2019, expanded by 0.9% in 2019 compared to 2018 and expanded by 1.9% in 2018 compared to 2017. The decrease in 2020 was mainly the result of declines in all industries with the exception of Producers of Government Services. Industries reflecting declines in 2020 over 2019 included agriculture, forestry and fishing (1.4%), mining & quarrying (21.5%), construction (0.8%), hotels and restaurants (53.8%), transport, storage and communication (12.3%), finance and insurance services 3.8%), wholesale and retail trade, repairs, installation of machinery and equipment (8.5%), other services (23.5%), real estate, renting and business activities (2.3%), manufacturing (5.4%) and electricity and water supply (5.8%). However, it is expected that growth in output for FY 2021/22 will be higher than FY 2020/21. It is expected that growth in output will increase 6.0% to 10.0% in FY 2021/22 and while it is expected that economic recovery will commence in FY 2021/22, full recovery is anticipated by FY 2023/24.

Real GDP declined by 0.1% in FY 2019/20, as compared to growth of 1.9% in FY 2018/19, 0.9% in FY 2017/18 and 1.4% in FY 2016/17. References in this report to 2020 real GDP are preliminary figures provided by the Statistical Institute of Jamaica.

Sectoral Origin of Gross Domestic Product

	2016		2017		2018		2019		2020(1)
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total

	(in millions of J$ at constant 2007 prices, except percentages)
Agriculture, Forestry and Fishing:	55,019	7.3	53,093	7.0	55,269	7.1	55,491	7.1	54,694	7.8
Traditional Export Agriculture	8,208	1.1	8,661	1.1	8,573	1.1	8,069	1.0	n.a.	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	36,104	4.8	33,619	4.4	35,724	4.6	36,385	4.7	n.a.	n.a.
Animal Farming, Forestry and Fishing	10,707	1.4	10,813	1.4	10,972	1.4	11,038	1.4	n.a.	n.a.
Construction	54,057	7.2	54,599	7.2	56,390	7.3	56,035	7.2	55,594	7.9
Manufacturing	64,424	8.5	65,676	8.6	66,239	8.6	67,411	8.6	63,792	9.1
Mining and Quarrying:	16,456	2.2	15,787	2.1	21,116	2.7	18,719	2.4	14,697	2.1
Bauxite and Alumina	15,374	2.0	14,725	1.9	19,896	2.6	17,505	2.2	n.a.	n.a.
Quarrying incl. Gypsum	1,082	0.1	1,061	0.1	1,220	0.2	1,215	0.2	n.a.	n.a.

Total Goods	189,957	25.2	189,156	24.9	199,015	25.7	197,683	25.3	188,778	26.8

Wholesale and Retail Trade; Repairs; Installation of Machinery and Equipment	130,978	17.4	131,791	17.3	133,163	17.2	134,669	17.2	123,263	17.5
Electricity and Water Supply	24,123	3.2	24,323	3.2	24,278	3.1	24,598	3.1	23,180	3.3
Finance and Insurance Services	83,537	11.1	84,777	11.2	85,897	11.1	89,070	11.4	85,729	12.2
Producers of Government Services	96,324	12.8	96,434	12.7	96,261	12.4	96,677	12.4	96,834	13.8
Hotels and Restaurants	43,735	5.8	45,500	6.0	46,238	6.0	48,487	6.2	22,411	3.2
Real Estate, Renting and Business Activities	80,550	10.7	81,074	10.7	81,722	10.6	82,341	10.5	80,422	11.4
Transport, Storage and Communication	82,827	11.0	83,671	11.0	84,821	11.0	85,496	10.9	74,990	10.7
Other Services	52,529	7.0	53,215	7.0	53,774	7.0	54,826	7.0	41,929	6.0

Total Services	594,603	78.8	600,785	79.1	606,155	78.4	616,164	78.9	548,758	78.0

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	30,050	4.0	30,305	4.0	31,653	4.1	32,797	4.2	33,992	4.8

Real GDP at Basic Prices	754,511	100.0	759,637	100.0	773,517	100.0	781,024	100.0	703,543	100.0

(1)	Data for 2020 are preliminary.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2020:

Rate of Growth of Real GDP by Sector

	2016	2017	2018	2019	2020(1)
Agriculture, Forestry and Fishing	12.9	(3.5)	4.1	0.4	(1.4)
Traditional Export Agriculture	0.9	5.5	(1.0)	(5.9)	n.a.
Other Agricultural Crops and Post-Harvest Crop Activities	17.0	(6.9)	6.3	1.8	n.a.
Animal Farming, Forestry and Fishing	9.7	1.0	1.5	0.6	n.a.
Construction	0.4	1.0	3.3	(0.6)	(0.8)
Manufacturing	1.9	1.9	0.9	1.8	(5.4)
Mining and Quarrying:	(3.3)	(4.1)	33.8	(11.4)	(21.5)
Bauxite and Alumina	(3.0)	(4.2)	35.1	(12.0)	n.a.
Quarrying incl. Gypsum	(8.2)	(1.9)	15.0	(0.5)	n.a.

Total Goods	3.9	(0.4)	5.2	(0.7)	(4.5)

Wholesale and Retail Trade; Repairs and Installation of Machinery	0.3	0.6	1.0	1.1	(8.5)
Electricity and Water Supply	3.6	0.8	(0.2)	1.3	(5.8)
Finance and Insurance Services	1.3	1.5	1.3	3.7	(3.8)
Producers of Government Services	(0.1)	0.1	(0.2)	0.4	0.2
Hotels and Restaurants	2.1	4.0	1.6	4.9	(53.8)
Real Estate, Renting and Business Activities	0.5	0.7	0.8	0.8	(2.3)
Transport, Storage and Communication	0.7	1.0	1.4	0.8	(12.3)
Other Services	1.0	1.3	1.0	1.8	(23.5)

Total Services	0.8	1.0	0.9	1.7	(10.9)

Less: Financial Intermediation Services Indirectly Measured (“FISIM”)	2.2	0.9	4.4	3.6	3.6

Real GDP at Basic Prices	1.5	0.7	1.8	1.0	(9.9)

(1)	Data for 2020 are preliminary.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the “Petrocaribe Agreement”) with the government of the Bolivarian Republic of Venezuela, effective as at June 29, 2005. Under the Petrocaribe Agreement, Venezuela agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility. The terms of the Petrocaribe Agreement limited the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (“LPG”) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A. (“PDVSA”). Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, the Jamaican Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects, social developments and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Petrocaribe Agreement.

As of February 28, 2021, the loan proceeds to the Government of Jamaica totaled US$108.6 million.

In February 2018, the Cabinet approved the integration of the operations of the PCDF into the Central Government, consistent with the Government’s reform of the public bodies subsector and public financial management. The Petroleum Act was thereafter amended to facilitate the integration and related matters. The Petroleum (Amendment) Act, 2019 was gazetted on September 26, 2019 and came into effect on September 27, 2019.

Impact of COVID-19

Due to the COVID-19 pandemic during the FY 2020/21, many projects earmarked for this period were placed on hold or delayed as the Government reallocated project funds to support the economy. Notwithstanding, the Urban Development Corporation of Jamaica (“UDC”) was able to substantially complete the construction of the Harmony Beach Park in Montego Bay which was its major project for the financial year.

Revitalization of Downtown Kingston

The UDC has prepared the Downtown Kingston and Port Royal Redevelopment Plan 2012 (“Redevelopment Plan”). Recommendations from the Redevelopment Plan have been incorporated in the National Environment and Planning Agency’s (“NEPA”) Development Order for Kingston and St. Andrew. The Development Order is the primary instrument used by the Kingston and St. Andrew Municipal Corporation to control development.

The UDC is spearheading a multi-agency approach towards the development and rejuvenation of areas in Downtown Kingston and Port Royal by arresting physical and social blight within the development area, with the purpose of improving economic and social conditions within the plan area and beyond.

Some of the projects pursued within FY 2020/21 included the Ministry of Foreign Affairs and Foreign Trade Building, Government Oval & Houses of Parliament Design, Downtown Kingston Redevelopment (Market and Commercial District Zone) Implementation Plan Consultancy Kingston and the Port Royal 2020 Development. These projects are described below.

UDC Projects

Ministry of Foreign Affairs and Foreign Trade Building

Construction of a new high-rise office building for the Ministry of Foreign Affairs and Foreign Trade Head Office, on lands divested to the Ministry by the UDC was substantially completed and handed over to the Government of Jamaica in October 2019. The UDC continues to provide project management services for the project to ensure that furniture and related IT connectivity are completed. The Building became available for occupancy in April 2021.

Parliament Square and Government Campus

In support of the Government’s efforts to construct the New House of Parliament building, as well as relocate government offices to downtown Kingston and to areas surrounding the National Heroes Circle, detailed designs for the New House of Parliament building were developed. The regulatory approvals from the National Environmental Planning Agency and the building approval from the Kingston and St. Andrew Municipal Corporation have been obtained. Expenditure during FY 2020/21 was J$ 481.5 million.

The UDC is preparing the Government Campus’ business case which includes rough order of magnitude estimates to build the Government Campus. The creation of a Government Campus in a single, consolidated modern and energy efficient space will provide better synergy amongst Ministries and Agencies and lead to reduced expenses. The Government Campus at Heroes Circle includes the creation and facilitation of mixed residential and commercial spaces in the surrounding areas to replace the current ageing facilities and will have a catalytic effect on the general re-development of that section of Downtown Kingston. Expenditure during FY 2020/21 was J$33 million.

Downtown Kingston Redevelopment (Market & Commercial District Zone) Implementation Plan Consultancy

The implementation plan is intended to streamline the various projects and help to identify areas of synergy among agencies/entities which will allow for more efficient use of resources. Some of the activities and outputs include i. Stakeholder analysis, ii. Land Use and Infrastructure Inventory and Investment projects iii. Transportation Management Plan as well as iv. Marketing and Communications Plan. The consultancy begun in January 2020 with an expected duration of 12 months. The COVID-19 pandemic delayed the consultancy’s launch and affected its progress. It is expected that the contract will be extended. To date, five of the ten deliverables were received.

Port Royal 2020

The UDC is creating a masterplan for the development of Port Royal and wider Palisadoes area as a world class heritage, environmental and cultural attraction while improving its social and physical infrastructure. The Strategic Environment Assessment study is the last deliverable needed to formally complete the master planning exercise. This consultancy is scheduled for eight (8) months and estimated to be under J$60 million. The project is currently in the planning and design phase and is 50% complete.

Other Major UDC Projects

Harmony Beach Park Development

This project saw the creation of a major 16-acre public beach park and recreational facility along the Montego Bay Hip Strip. This will aid in improving the quality of life for people in the second city as well as enhancing the natural environment. The construction phase of the project commenced on May 8, 2019 and achieved sectional completion on February 26, 2021. The opening occurred on May 21, 2021. Expenditure during FY 2020/21 was J$795.2 million with an overall cost of J$1.3 billion.

Montego Bay Groynes

This project is aimed at rehabilitating the existing (i) Northern Groynes and (ii) the North Gully Wall and Southern Groyne structures on the Montego Bay waterfront to protect the affected beach area from further erosion. Two (2) separate contracts will be let to carry the works identified at (i) and (ii) The project is in the procurement phase of the process.

Next City Planning

The UDC have been mandated to develop a city that is safe, smart and sustainable. We are currently in Phase 1 of the project which is to identify a suitable location for the city. The Horizon Scanning and Forecasting phase of the project is complete. The next phase includes promotion, sensitization and public engagement before advancing to the master planning phase. Expenditure for FY 2020/21 was J$10.0 million.

Hellshire Sewage Plant Upgrade

An expanded sewage treatment plant will facilitate the construction of more house in Hellshire, St. Catherine, and its surroundings. The completed works will also ensure the safe conveyance of sewage to the plant. The project is currently in the implementation phase which is 36% complete. Expenditure for FY 2020/21 was J$173.4 million.

Western Children’s Hospital

This project provides for the construction of a modern 220 bed children’s hospital facility at the Cornwall Regional Hospital in Montego Bay. The development will include a recreational facility for nursing staff. The UDC are the project managers and are working in partnership with the Ministry of Health. Representatives from the People’s Republic of China who are funding the project will construct and build the facility. As of March 12, 2020, all site preparation activities and works have been put on hold due to travel bans as a result of the COVID-19 pandemic. The project is 10% complete.

Private Sector Led Developments

The following development, enabled by certain tax incentives to encourage investment, is being implemented:

•	Oceana Hotel: The hotel was sold, and the new owners are in the process of planning their preferred renovations. The renovations of the hotel and residential sections have not yet been completed.

Energy Development Projects

Under the Electricity Act, 2015, JPS has a right of first refusal under Part V—Generation, Section 20-(3). In 2020, JPS exercised their right of first refusal to replace the Bogue Gas Turbine 8 plant (“GT8”) (14 MW) with distributed generation. JPS constructed a 10 MW LNG combined heat and power plant for Caribbean Broilers at a cost of under US$15 million in Hill Run, St. Catherine. JPS signed an agreement with New Fortress Energy to supply LNG to the plant. Once the plant is commissioned into operation in August 2021, Caribbean Broilers plans to use the energy generated to facilitate the development of an agro-complex.

Other energy development projects include:

•	South Jamaica Power Holding Company Ltd. 190 MW power plant in Old Harbour, an LNG fueled thermal plant at a cost of US$330 million;

•	Jamaica Public Service Company Bogue 114 MW Combined Cycle Gas Turbines fueled by LNG;

•	Wigton Windfarm Limited in Manchester, a wind energy facility expanded by 24 MW at a cost of about US$45 million (commissioned in June 2016 and privatized in May 2019);

•	Blue Mountain Renewables LLC in St. Elizabeth, a 36.6 MW wind energy facility at a cost of US$90 million (commissioned in August 2016);

•	WRB Solar Content, Clarendon installed the single largest solar farm in the English-speaking Caribbean, at 20 MW, valued at US$60 million (commissioned in September 2016);

•	Eight Rivers Energy Company in Westmoreland, a 37 MW solar energy plant valued at about US$60 million (commissioned in October 2019);

•	NFE South Holdings Power Company Limited, a 94 MW cogeneration plant utilizing natural gas valued at about US$184 million (commercial operations began in March 2020); and

•

JPS Hybrid Energy Storage Facility in Hunts Bay, a 24.5 MW hybrid energy storage system valued at about US$22 million utilizing flywheels and containerized lithium-ion batteries to manage intermittency and improve the power quality of renewable system (commissioned in November 2019).

Energy Efficiency Program

The Energy Management and Efficiency Programme’s overall objective is to promote energy efficiency and renewable energy initiatives in government facilities and fuel conservation in road transportation by contributing to the avoidance of fuel imports. Specifically, the program aims to:

•	reduce electricity consumption within health, education and public agency government facilities, which translates to lower carbon dioxide (“CO2”) emissions;

•	retrofit 80 health, education and public agency government facilities;

•	reduce travel times and avoid fuel consumption through improved traffic control management, which translates to lower CO2 emissions; and

•	increase capacity within the MSET to enable it to update the IRP for Jamaica.

The program is projected to reduce electricity consumption in the public sector by about 23.7 GWh per annum and fuel usage in the Kingston Metropolitan Area’s transport sector by 104 million liters in fuel consumption per annum, which translates to 228,832 metric tons of CO2 reduction per year and a reduction of 1,827 barrels of oil equivalent per day.

Modernizations and Expansions in the Energy Sector

•	JPS 10 MW Combined Heat and Power Plant. JSP constructed a 10 MW combined heat and power plant for Caribbean Broilers at a cost of under US$15 million in Hill Run, St. Catherine.

Renewable Energy Developments

Wind Energy

•	No new utility scale projects were commissioned during the period.

Solar Energy

•	No new utility scale projects were commissioned during the period.

•

Under the Net Billing Programme, approximately 105 licenses were issued to JPS’ Residential and Commercial customers in FY2020/21 for micro-scale solar PV systems ranging from 10 kW to 100 kW. This brought the total number of net billing licenses issued to date to 930, with an equivalent generating capacity of over 19 MW. Additionally, five licenses for auxiliary connections were issued.

Hybrid Battery Energy Storage

•	No new utility scale projects were commissioned during the period.

The table below provides a summary of the renewable energy and LNG fueled utility scale projects completed for the Electricity Sector:

Making Progress Via the National Energy Policy (2009 – 2030)

Energy Policies and Recent Project Completions	MW	GWh/Year	Estimated CO2 Savings (‘000 Tonnes/year)	Recent Clean Energy Investments (US$ millions)
Modernized and Expanded Infrastructure
JPS/SJPC 190 MW Project	190.0	1,270	323		$330
JPS Bogue 117.5 MW Project	117.5	785	200		$22
NFE/SPHC 94 MW Project	94.0	472	120		$300
Renewable Energy Developments
Wigton Windfarm 62.7 MW project, with recent 24 MW expansion	62.7	169	129		$45
Blue Mountain Renewables LLC 36.6 MW Wind Energy Project	36.6	97	66		$90
WRB 20 MW Solar Project	20.0	44	35		$60
Eight Rivers Energy Company 37 MW Solar Project	37.0	80	65		$60
24.5 MW Hybrid energy flywheel and Lithium-Ion Battery Storage Project	24.5	—	—		$22
Total	609.8 MW	2,917 GWh	939 tonnes	US$	929

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for a provisional 54.9% of gross foreign exchange earnings from the productive sector in 2020, excluding remittance inflows. In October 2019, the tourism sector employed approximately 170,000 persons, representing 12.6% of the labor force. As a result of the COVID-19 pandemic, the borders were closed in March 2020, and as such between April and May approximately 90% of the staff were laid off. As of December 2020, 30% of tourism workers have been brought back on full-time and another 10-20% were brought back part-time at reduced hours and reduced wages. Visitor arrivals in Jamaica have decreased by 53.0% in the last decade, from 2,831,654 visitors in 2010 to 1,329,675 visitors in 2020. In 2019, total visitor accommodation increased to 32,799 from 28,448 rooms in 2010. With the advent of COVID-19, approximately 4,600 rooms were taken out of circulation, reducing total accommodation to 28,175 in 2020.

During 2020, total visitor arrivals were 1,329,675, a decrease of 68.6% from 4,234,150 in 2019. Stopover arrivals totaled 880,404 in 2020, a decrease of 67.2% from 2,680,920 in 2019, mainly due to the global health crisis associated with the COVID-19 pandemic which significantly impacted visitor arrivals to Jamaica. International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. Cruise passengers totaled 449,271 in 2020, a decrease of 71.1% from 1,553,230 in 2019 mainly due to the closure of all ports because cruise ships were not operating given the global COVID-19 pandemic.

For the first three months of 2021, total visitor arrivals were 161,275, a decrease of 84.2% compared to the same period of 2020. Stopover arrivals totaled 161,275, a 71.9% decrease over the same period in 2020 and cruise ports remain closed.

Prior to the COVID-19 pandemic, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to their destinations in Jamaica. Currently, 15 airlines fly into Jamaica either through the airports in Kingston at Norman Manley International Airport or Sangster International Airport in Montego Bay. As a result of the travel bans and restrictions, there are no commercial flights flying out of Europe and Canada. Flights into Jamaica are only operating out of the United States, Central America, and the Caribbean.

The United States, Jamaica’s largest tourist market, accounted for 94.3% of total stopover visitors in 2021, and 65.7% in 2020. The percentage share of Jamaica’s stopover visitors from Europe decreased to 0.5%% in 2021 from 10.8% in 2020. Canada accounted for 2.3% of total stopover visitors in 2021, compared to 19.0% in 2020. Average hotel room occupancy was estimated at 35.9% in 2020 as compared to 64.2% in 2019 and 67.0% in 2018. Approximately 79.1% of hotel rooms in Jamaica were in the all-inclusive hotel category in 2020. In 2020 the average room occupancy rate of all-inclusive hotels was estimated at 40.6% compared to 73.7% in 2019.

In FY 2020/21, JAMPRO facilitated two hotel projects which are all still under construction with one to be completed and operational during FY 2021/22. The other hotel is expected to be completed during the period 2022/23. The Ocean Coral Spring (H10 Hotel Group) Falmouth Trelawny opened phase 1 in December 2019. There are currently 513 rooms that are operational. Phase 2 is estimated to be completed in October 2021, with an additional 444 rooms, then the hotel will be fully operational with 957 rooms. The capital investment in hotels for FY 2020/21 was US$28.1 million. These investments include newly constructed hotels and villas and hotels that underwent major renovation.

In FY 2020/21, JAMPRO’s partners in the energy sector accounted for 34% of capital expenditure, representing an investment of US$76.3 million. The tourism sector accounted for 13% of capital expenditure and represented an investment of US$28 million. Such sectors were followed in capital expenditure by the IT enabled services and logistics sector, which accounted for 31% and 4% in capital expenditure, representing an investment of US$68.3 million and US$7.7 million, respectively.

The following table shows the new or refurbished hotels that JAMPRO facilitated in FY 2020/21:

Hotel	Capital Expenditure(1)	Jobs(2)	Room Count	Status
Half Moon Expansion	0	0	57	Opened in March 2020. No CAPEX or jobs provided.

Ocean Coral Spring by H10 Hotels	US$26,613,521	600 Temporary 490 Permanent	957	Phase 1, with 513 rooms, was completed in December 2019 and is operational. Construction is ongoing on Phase 2 with 444 rooms. Scheduled to open in October 2021.

Karisma Hotel Group / Sugarcane Bay Development	0	0	850	Ground-breaking ceremony took place February 28, 2020. Project is on hold due to COVID-19. Construction may begin in 2022.

Bay Front Villas (formerly Forum Hotel)	0	0	120	Project has been completed and units are currently on sale. No CAPEX or jobs provided.

Las Marinas	0	0	104	Construction delayed.

Hotel	Capital Expenditure(1)	Jobs(2)	Room Count	Status
Blu Bambu	0	0	15	The investors decided to redesign the facility. They are in the process of seeking approvals for the new design. Plans are being reviewed by DAC/NEPA and the Manchester Municipal Corporation. No CAPEX or jobs provided.
Excellence at Oyster Bay (Grupo Excellence Hotels)	0	0	5	Excellence at Oyster Bay resort added 5 luxury villas to their hotel room count. No CAPEX or jobs provided.

TOTAL	U$26,613,521	1,090	2,108

(1)	Amounts shown in the Capital Expenditure column are for spend reported FY 2020/21 only, and do not represent the total expenditure for the respective project.

(2)	Number of new jobs was not reported for certain hotel projects.

The period of 2021-2022 is estimated to have a total of 3 JAMPRO-facilitated hotels coming on-stream amounting to approximately US$310 million in projected capital investment and represent a total of 1,220 new rooms. These investments include newly constructed hotels and hotels that are undergoing major restructuring, rebranding and expansion.

The following table shows the new or refurbished hotels that are expected to come on-stream for the period 2021-2026:

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
Ocean Coral Spring and Ocean Eden Bay by H10 Hotels – Phase 1 & 2	All-inclusive villa resort	US$250 million	957	Phase 1 with 513 rooms was completed in Dec. 2019 and operational. Construction ongoing on Phase 2 with 444 rooms scheduled to open October 2021
Karisma Group / Sugarcane Bay Development – Phase 1	All-inclusive resorts. Phase 1 will include 2 hotels: 1 family and 1 luxury brand	US$200 million	Phase 1 – 850 rooms total, (425 rooms each)	Ground-breaking ceremony took place February 28, 2020. Project on hold due to COVID-19
Roc by Hilton former Oceana Hotel Downtown Kingston)	European Plan Hotel	TBA	168	Construction ongoing. Project was delayed due to COVID-19 Pandemic estimated to be completed by August 2021.
Amaterra Resort – Branded by Marriott, Stewart Castle Trelawny – Phases 1	All-inclusive	US$200 million	1,200	Construction has not started – estimated to begin late 2021

Hotel	Type	Est. Capital Expenditure(1)	Room Count	Status
Palm Beach Villas	All-inclusive beachfront villas	US$40 million	22	Construction ongoing – estimated to be completed in 2022
Hardrock Hotel & Casino	All-inclusive resort	US$250 million	1,100	Project on hold awaiting amendments to the Casino Gaming Act
Princess Resort	All-inclusive resort	US$500 million	2,000	Land clearing in process – construction to begin June 2021
Grand Hotel Excelsior Port Royal Former Morgan’s Harbour Hotel	European Plan Hotel	US$20 million	61+ 180	Construction ongoing renovating existing 61 rooms. Construction estimated to begin on the additional 180 rooms last quarter 2021

TOTAL		US$1.6 billion	6,538

(1)	Projections are based on the entire lifespan of the construction of the project, as opposed to year-to-date calculations.

Over the next five years, approximately seven hotels are projected to come on-stream, representing approximately 5,438 new rooms.

The table below shows tourism projects that are under construction and that are expected to come on-stream during FY 2021/22 that are not being facilitated by JAMPRO:

Hotel	Room Count	Status	Scheduled Opening
The R Hotel	58	Completed	Opened December 2018
The S Hotel	124	Completed	Opened January 2019
Wyndham Kingston	454	Under construction	TBA
Marriott AC Hotel (Kingston)	220	Completed	Opened June 2019
Jewels Montego Bay	800	No update	TBA
Marriott Resort (Freeport Montego Bay)	TBA	No update	TBA
Paridesus by Melia Hotel Group	TBA	No update	TBA

The following table shows the number of visitor arrivals for the three-month period ending March 2020 and 2021:

	2020	2021	% Change 2021 vs. 2020
Total Stopover Visitors	574,131	161,275	(71.9)
Cruise Passengers	449,271	0	(100.0)

Total Visitors	1,023,402	161,275	(84.2)

Average Length of Stay (nights)	7.8	11.6	40.7

Source: Jamaica Tourist Board.

Jamaica closed its borders to international travelers on March 25, 2020 and re-opened airports on June 15, 2020. The cruise ship piers remain closed.

The following table shows the number of visitor arrivals for the five years ended December 31, 2020:

Visitor Arrivals

	2016	2017	2018	2019	2020	% Change 2020 vs. 2019
Foreign Nationals	2,020,381	2,196,301	2,298,162	2,483,169	798,290	(67.9)
Non-Resident Jamaicans	161,303	156,614	174,565	197,751	82,114	(58.5)

Total Stopover Visitors	2,181,684	2,352,915	2,472,727	2,680,920	880,404	(67.2)
Cruise Passengers	1,655,559	1,923,274	1,845,873	1,553,230	449,271	(71.1)

Total Visitors	3,837,243	4,276,189	4,318,600	4,234,150	1,329,675	(68.6)

Average Length of Stay (nights)	8.8	8.4	8.1	7.9	9.4	19.0

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2020:

Stopover Visitors by Country of Origin

	2016	2017	2018	2019	2020	% Change 2020 vs. 2019
United States	1,406,058	1,509,963	1,628,402	1,838,904	637,505	(65.3)
United Kingdom and Ireland	210,103	220,854	217,978	227,564	56,146	(75.3)
Other European	84,606	104,950	110,391	93,076	22,079	(76.3)
Canada	372,137	405,174	399,969	395,561	132,014	(66.6)
Caribbean	65,592	63,944	67,495	71,816	15,685	(78.2)
Latin America	27,726	32,224	33,922	38,885	13,827	(64.4)
Japan	1,841	1,849	1,587	1,713	406	(76.3)
Other	13,621	13,957	12,983	13,401	2,742	(79.5)

Total	2,181,684	2,352,915	2,472,727	2,680,920	880,404	(67.2)

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2020:

Hotel Room Occupancy

	2016	2017	2018	2019	2020
Kingston and St. Andrew	57.0	56.9	59.4	34.4	16.6
Montego Bay	66.8	68.3	68.7	69.1	38.7
Ocho Rios	65.1	67.3	70.0	66.8	35.4
Port Antonio	13.1	13.5	16.2	11.7	10.9
Mandeville	54.5	51.4	54.3	44.9	23.0
Negril	63.3	62.2	65.5	66.2	40.3

Total	64.1	64.9	66.9	64.2	35.9

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2020:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2016	134.0	90.2	2,608.8	8.6
2017	148.6	93.5	3,010.3	15.4
2018	162.1	100.5	3,305.5	9.8
2019	168.6	101.8	3,638.8	10.1
2020(1)	168.6	101.2	1,362.4	(62.6)

(1)	Provisional Estimate.

Source: Jamaica Tourist Board.

In 2020, the total visitor expenditure (provisional estimate) decreased by 62.6% to US$1,362.4 million from US$3,638.8 million in 2019. This decrease was primarily attributable to the global health crisis associated with the COVID-19 pandemic which significantly impacted visitor arrivals to Jamaica. International travel came to a near complete halt in March 2020, with most complete to partial closure of international borders and all world destinations implemented restrictions to travel. The average expenditure per person per night is provisionally estimated at the same level of US$168.6 for 2020 as in 2019.

Impact of COVID-19 on Tourism

At this stage, the Government is still assessing the full impact of the COVID-19 pandemic on the economy and in particular, on tourism. It is anticipated that the recovery process will begin as authorities implement a phased reopening of the ports to passenger traffic, for both residents and tourists. The pace of the recovery will depend on the speed in which vaccines are rolled out locally and globally, as well as the ability of governments to manage ongoing risks associated with the possibility of additional waves of contagion and the possible reimplementation of restrictive measures.

Other Tourism Initiatives

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and developments in other competing touristic destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

On December 2004, the Tourism Enhancement Act, 2004 was passed. This act, as amended on August 2011, provides for a Tourism Enhancement Fee (“TEF”) of US$20 and US$2 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used for implementing the recommendations from the master plan.

TEF has partnered with the EXIM Bank to enable small and micro tourism enterprises to access up to J$25 million dollars at 5% interest over five years. They have also partnered with the Jamaica National Small Business Loans to offer a “5x5x5” loan facility where small and medium-size tourism enterprises can borrow a maximum of J$5 million at 5% interest over 5 years.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first four in the world to attain Green Globe Certification.

Approximately thirteen tourism entities have implemented environment management systems and are Green Global certified. An effective environmental management system improves operational efficiency and cuts waste. It not only improves the organization’s environmental performance, but also saves money. Participating entities often reduce operating costs, which has led to increased profitability. Programs such as the Green Globe certification are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Infrastructure

Highway 2000

Since 2002, Jamaica has made significant progress on the Highway 2000 project, a joint public-private partnership project. This multi-lane motorway when completed will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and covers approximately 144 miles (230 kilometers). The developers, through National Road Operating and Constructing Company Limited (“NROCC”), are authorized by the Minister of Transport and Mining via concession agreements of 35 and 50 years to design, construct, levy, collect and retain tolls in connection with the project.

The project will be completed in two phases. Phase 1A and Phase 1B (which covers Kingston to May Pen and the Portmore Causeway) and Phase 2A (Caymanas to Ocho Rios) have been completed.

As part of a transaction designed to broaden the ownership of the Phase 1 project, in 2019-2020 80% of the shares of Transjamaican Highways (“TJH”), the developers of Phase 1 were sold to the public through an Initial Public Offering. The shares of TJH were formerly owned by Bouygues Travaux Publics, Vinci Construction, Proparco all headquartered in France, along with the IFC.

Phase 2B, which is designed to extend the highway from Mandeville to Montego Bay, has not yet been awarded to any developer. The Government has opted to begin the process by constructing the first portion of the project, the Montego Bay Perimeter Road, as a design-build project expected to start construction in 2022.

The Government has however started the construction of Phase 1C, which covers approximately 28km from May Pen to Williamsfield. Upon completion of construction scheduled for 2022, the Government will decide whether to award this to a developer to operate. TJH, which currently holds the first right of refusal to operate the Phase 1C segment, has expressed its interest in operating the Phase 1C segment to the Government.

Impact of COVID-19 on Infrastructure

The impact of COVID-19, as well as the associated measures, on infrastructure was minimal. With regard to the National Works Agency, neither their operations nor the road infrastructure under their jurisdiction was significantly affected. Rather, the agency actually benefitted from the restrictions placed on the movement of people and traffic, as projects associated with the island-wide Major Infrastructure Development Programme, Southern Coastal Highway Improvement Project and Tom’s River to Aqualta Vale, Road Rehabilitation Project (Junction Project), St. Mary, experienced increased productivity and accelerated progress. Continued work on these projects was facilitated by the exemption of the National Works Agency (“NWA”) and its contractors from the restrictions associated with the curfew and quarantine zones.

Notwithstanding, workers were obligated to abide by the work protocols instituted to ensure the safety of themselves as well as others.

Other Infrastructure

Infrastructure works and activities facilitated during 2020 included the Kuwait Fund Rehabilitation Project – Tom’s River to Broadgate; and Major Infrastructure Development Programme (“MIDP”), while the South Coast Highway Improvement Project (“SCHIP”) continued. MIDP recorded decreased expenditure by US$5,919.9 million to US$7,742.8 million. The Kuwait Fund Rehabilitation Project from Tom’s River to Broadgate recorded lower disbursements of US$182.9 million, a decline of US$122.3 million. Signed between MEGJC and CHEC, SCHIP is divided into Part A and Part B. Part A, which includes the construction of a 28 km-long tolled dual carriageway highway from May Pen, Clarendon to Williamsfield, Manchester, is being implemented by the National Road Operating and Constructing Company Limited (NROCC). NROCC secured the planned right-of-way for the implementation of Part A during 2020, with construction works being 15% complete. Part B works is being implemented by the NWA and is divided into the following components:

•	Part B (ii). Road widening and improvement works on a 17.4km-long road section from Harbour View to Yallahs Bridge. This component is undertaken by CHEC; and

•

Parts B (iii & iv). Road rehabilitation works from Yallahs Bridge to Port Antonio and Morant Bay to Cedar Valley, which is a cumulative total of 122.5km. Parts B (iii & iv) were further divided into 15 construction packages based on length, value and complexity of works, and is being undertaken by local contractors sub-contracted by CHEC.

From January to December 2020, engineering designs were substantially completed for Part B (ii) and work was ongoing on the first five priority packages under Parts B (iii & iv), with percentage completions as follows:

•	Package 4. Morant River Bridge to Prospect (8.95 km), 17%;

•	Package 8. Hordley to Long Road (4.16 km), 42%;

•	Package 10. Manchioneal to Fair Prospect (8.80 km), 22%;

•	Package 14. Morant Bay to Georgia (14.70 km), 18%; and

•	Package 15. Georgia to Cedar Valley (11.74 km), 20%.

During 2020, a total of $3.5 billion was disbursed on Part A and $8.7 billion on Part B.

Under the Rural Road Rehabilitation Project II, the work in Package 1 (Agualta Vale to Broadgate) is 96% completed and accordingly is practically deemed to have reached substantial completion. There has been no significant impact to the progress of works due to the COVID-19 Pandemic. However, the contractor implemented health and safety measures, as recommended by the Ministry of Health and Wellness, to include sanitization stations and physical distancing.

With regard to MIDP, the program was substantially completed at year-end. Work done included remedial or close out work on properties that were affected due to the work activities carried out during the projects. The objective was to rectify or restore impacted properties to the state they were before construction on the projects. These included restoring access to properties where the driveways or parking lots were claimed for the project, restoration of side roads, sidewalks, drains and retaining walls. In addition, apparent defects were also addressed by the contractor.

Other Transportation Infrastructure

Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. The three-phased (Phase 1A, 1B and 2) Capital Development Programme for the Norman Manley International Airport (“NMIA”) commenced in 2003. In March 2012, Phase 1A of the NMIA improvement was completed. Work continued, during 2020, on Phase 1B and 2A of NMIA’s CDP and at the end FY2020/21 some activities and status were as follows:

•	the 4kv to 24kv substation upgrade awaits the delivery and installation of replacement transformers, which is scheduled for the third quarter FY2021/22;

•	the rehabilitation of the roof, the cargo logistic centre and the defects liability period are complete, awaiting the issuance of the defects liability certificate; and

•	the procurement and installation of 2MVA generator and accessories and the defects liability period is completed, awaiting the issuance of the defects liability certificate.

These activities undertaken under Phase 1B and 2 A of the program, will complement the infrastructure work completed in March 2012 under Phase 1A, which included a new departure terminal; a new two-level pier, fitted with jet-loading bridges; upgrades to the arrivals terminal, car park and roadway; IT systems, operations, safety and security equipment upgrades and electrical distribution systems upgrades.

The Government identified a private operator for the Norman Manley International Airport in Kingston (“NMIA”) to complete the modernization and expansion of the airport facilities. Following on activities of 2017, Grupo Aeroportuario del Paficio, S.A.B de C.V (“GAP”) was announced as the preferred bidder for the NMIA.    Subsequently, a concession agreement was signed in October 2018 between the Airports Authority of Jamaica (“AAJ”) and PAC Kingston Airport Limited (“PAC”), the special purpose vehicle established by GAP to operate NMIA. As articulated in the provisions of the request for proposal, GAP had twelve months to effect takeover.

Accordingly, the transfer of the operation of the NMIA to GAP took place in October 2019. Subsequently, meetings continued between the owner and the concessionaire—Airports Authority of Jamaica and GAP—to track the level of completion of the various conditions precedent, detailed in the Concession Agreement. In addition, other preparatory activities such as the recruitment, transferring and training of employees to be engaged by PAC Kingston Airport Limited (“PACKAL”), as well as asset verification, to confirm the list of assets (fixed and movable) to be transferred to PACKAL, were on-going.

With regard to Ian Fleming International Airport in St. Mary, upgrading activities, upgrading activities were completed under the Phase 2 of the project regarding infrastructure work being undertaken at IFIA. Activities on Phase 2 involved:

•	construction of a new quarantine/isolation facility to mitigate against the spread of COVID-19;

•	acquisition of the Caribbean Aviation Training Centre Building/Hangar to build out offices for airport stakeholders;

•	widening the runway and lighting works to accommodate Code C aircraft completed; and

•	commencement of the construction of a police post.

ODPEM National Disaster Work Program

For Jamaica, extreme weather conditions can have significant impacts on the social and economic conditions of the country. As a result, the Government has prioritized Hazard Risk Reduction and Adaptation to Climate Change as a key strategic priority to achieving economic growth and job creation, which is one of its strategic pillars to achieving Vision 2030. The Office of Disaster Preparedness and Emergency Management (“ODPEM”), a statutory body, is the local organization responsible for coordinating disaster and emergency activities to protect the Jamaican populace. With legislative support from the Disaster Risk Management Act of 2015 (the “NDRM Act”) and formerly the Disaster Preparedness and Emergency Management Act of June 1993, the ODPEM utilizes a collaborative multi-agency approach to create a culture of disaster preparedness.

Based on its mandate, ODPEM has crafted its strategic plan around two main polices: (1) the Disaster Risk Management and Regulatory Framework and (2) an institutional strengthening policy to enhance capacity. Around these two policies are nine program areas (National Readiness, Public Awareness and Education, Hazard Risk and Vulnerability, Project Development and Technical Cooperation, Response and Recovery Coordination, Building Disaster Resilient Community, Human Resource and Capability, Information, Communication and Technology and Internal Administrative Processes Programmes) that encompass all of the projects and initiatives within ODPEM.

A key feature of ODPEM is to strengthen the current national emergency telecommunication network, in partnership with the Government of Japan, through the Japan International Cooperation Agency. Developed through a strategic partnership with the Caribbean Disaster Emergency Management Agency, ODPEM has continued the National Volunteer Program, a project that began with 150 trained volunteers across the island. Another strategic priority is the rationalization of shelters across the island through a Shelter Management Project, which will include the annual or biannual inspection of shelters, the effective manning and operation of official shelters across the island and a public awareness campaign about shelter operations, expectations and expected behavior. In addition, the program will see to the welfare and rehabilitation of shelter occupants and train and develop shelter managers.

Another strategic pillar is Jamaica’s response and recovery capability which ODPEM will seek to strengthen through the Building Disaster Resilient Community program. Natural disasters affect the country at both the level of the community and the infrastructure that connects communities and sectors, including road networks, and communications, among others. While communities cannot be responsible for national infrastructure and emergency response, as this is the purview of government, they can play either a proactive or passive role in reducing hazard related risks and emergency response. The public education programs/workshops will also seek to impart the importance of the public’s role in disaster reduction and preparedness. Through an inter-agency approach, ODPEM will seek to establish mechanisms that will enable the continuity of governance in the event of a catastrophic disaster to maintain the rule of law in the country. In order to accomplish these strategic priorities, ODPEM will be undertaking an organizational review to align its resources in an effort to carry out the mandate of the organization.

The Government is also committed to taking strategic measures for mitigation of the harmful impacts of drought. These measures include the installation, through a Climate Change Adaptation Programme, of twelve water harvesting systems throughout the island.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industry, is the country’s largest merchandise export sector.

Total bauxite production decreased by 16.4% in 2020 to roughly 7.6 million tonnes when compared with 9.0 million tonnes produced in 2019. The major contributing factor for the decline was the closure of Alpart-JISCO in September 2019. Local alumina production decreased by 25.4% to 1.6 million tonnes, and exports decreased by 25.2% to 1.7 million tonnes. Crude bauxite exports increased by 0.8% relative to 2019, approximately 3.06 million tonnes were exported in 2020, compared to 3.04 million tonnes in 2019.

Arising from the global health pandemic, the world aluminum industry experienced a downturn in prices. In 2020, the London Metal Exchange three-month aluminum price decreased by 4.6% year-over-year to US$1,728 per tonne and the CRU Atlantic Basis Price fell by 18.8% year-over-year to US$265.09 per tonne.

With the decrease in alumina prices, along with the decline in alumina exports, total gross earnings in the industry decreased by 35.2% to US$527.6 million in 2020 from US$814.5 million in 2019. Earnings from alumina exports decreased by 38.9% to US$439.0 million in 2020 down from the US$718.5 million earned in 2019. Meanwhile, earnings from crude bauxite export fell by 7.6% to US$88.6 million in 2020, down from US$95.9 million recorded in 2019. This shrinkage was primarily due to the decline in crude bauxite export price.

In the first three months of 2021, alumina production in Jamaica was approximately 402,653 tonnes, which represents an increase of 4.5% from 385,253 tonnes produced in the same period of 2020. Crude bauxite production totaled 659,598 tonnes in the first three months of 2021, representing an increase of 9.6% compared to the 602,068 tonnes produced in the same period of 2020. In the first three months of 2021, alumina exports fell by 14.3% to 342,020 tonnes relative to the 398,924 tonnes exported in the first three months of 2020. Meanwhile, in the first three months of 2021, crude bauxite exports totaled 638,595 tonnes, which translated to an increase of 6.3% relative to the 600,898 tonnes exported over the same period of 2020.

The global price of aluminum (LME 3-Mth) increased during the three-month period ended March 31, 2021 averaging US$2,100.87 per tonne, which was 22.7% higher than the comparable period of 2020, when prices averaged US$1,712.30 per tonne. The increase mainly reflected an uptick in metal demand due to the recovery of the global economy from the pandemic. Additionally, prices were supported by supply risks in China resulting from a provincial government-ordered cut in aluminium capacity in Inner Mongolia, which triggered a surge in speculative activity.

In the first three months of 2021, the CRU Atlantic Basis Price for alumina averaged US$300.72 per tonne, reflecting a 10.9% increase from the US$271.17 per tonne registered over the same quarter of 2020.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately forty years under current mining practices and market demand expectations. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. The cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

Currently, the Government has significant ownership interest in Jamalco and Noranda Jamaica Bauxite Partners, alumina and bauxite producers respectively. The other significant alumina producers (Windalco-Ewarton and Alpart) are privately owned. In September 2019, the JISCO-Alpart refinery suspended its operations to undertake modernization activities. The refinery remains closed in 2021.

The mining and quarrying sector will require a significant amount of capital investment in the near future as it carries out plans to transition its energy base away from oil and coal into natural gas and other clean energy sources in an effort to reduce overall costs and strengthen global competitiveness. Under the recent development in the United States, which permits the sale of natural gas to non-NAFTA (North American Free Trade Agreement) countries, an opportunity arose to consider a natural gas solution. In this context, Jamalco and New Fortress developed a proposal for a natural gas solution whereby New Fortress Energy:

•

financed, constructed, and commissioned into operation a natural gas-fired steam and electric generating facility utilizing gas turbines and heat recovery steam generators located adjacent to the Jamalco refinery facility in Clarendon, Jamaica, on Jamalco’s land. The objective is to supply to the Jamaica Public Service Grid approximately 94MW of power and to the powerhouse owned and operated by Jamalco, consisting of four heavy fuel oil fired boilers and three steam turbine generators (the “Jamalco Power Station”) approximately 300Kpph of steam; and

•

jointly with Jamalco, modified two of Jamalco’s oil fired boilers with combined capacity of approximately 400Kpph such that they are dual fired and capable of using heavy fuel oil and natural gas. During the first quarter of 2020, the project became a reality with the commissioning of the natural gas-fired steam and electric generating facility adjacent to the Jamalco refinery.

The Government of Jamaica, since December 1, 2014, wholly owns Clarendon Alumina Production (“CAP”), which holds a 45% undivided interest as a co-tenant in common in the assets of Jamalco, a joint venture with Noble Resources Limited, now the Noble Group Holdings Limited (the “Noble Group”). Alcoa Inc. previously owned 55% of the Noble Group. The business of the joint venture consists of an integrated alumina production and export network comprised of bauxite mining operations, an alumina refinery, a power plant, a rail transport system and a port with docking and loading facilities.

On June 17, 2013, CAP and the Noble Group entered into an alumina sales agreement, pursuant to which CAP agreed to supply, sell and deliver not less than 3.4 and up to 6.1 million tonnes of alumina to the Noble Group over a 12-year period. In consideration, the Noble Group made available a US$120.0 million secured prepayment facility to CAP. A condition subsequent to this facility was the successful completion of a consent solicitation and an exchange offer of notes issued by CAP and guaranteed by Jamaica for notes issued by Jamaica. This exchange offer was completed successfully in September 2013. See “Public Sector Indebtedness—External Debt.” Additionally, the Noble Group has a security interest over CAP’s 45% interest in the Jamalco joint venture. All funds disbursed under the facility must be repaid in full by June 30, 2025. Until all funds disbursed under the prepayment facility are repaid, CAP grants the Noble Group an option to purchase at market value all or part of CAP’s interest in Jamalco, as well as the right to appoint a Noble Group representative to the executive committee of Jamalco. In October 2014, the Noble Group acquired a 55% undivided interest of Alcoa Inc. in Jamalco.

In or around 2015, both the Noble Group and CAP agreed that the current arrangement governing the management of the Jamalco refinery was suboptimal, particularly for the Government. Thus discussions began surrounding the incorporation of the Jamalco entity into a public limited liability company. The Government and Noble Group would retain its shareholdings in the incorporated entity in the same 45% to 55% ratio. Since that time, various agreements have been drafted and vetted by the Attorney General’s Chambers to ensure that the new arrangement will benefit the Government of Jamaica. Further, a debt repayment agreement was drafted to facilitate the repayment of the loan which was taken from Noble. The execution of this agreement would allow for the Government through CAP to cancel the pre-payment facility agreement previously entered and renegotiate the alumina sale agreement. In September 2020, the board of directors of CAP approved the execution of the debt repayment agreement and entering into a marketing agreement as well as a working capital agreement.

Thus, the loan which was owed to Noble Group has now been fully repaid and CAP has now entered into a new arrangement whereby Noble Group will purchase CAP’s 45% allotment of alumina at the same price for which they sell it on the open market. While this portion has been completed, all parties continue to work on having the incorporation aspect completed. Presently, there is no definitive timeline for when this will be done.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2020:

Jamaica Bauxite and Alumina Sector

	2016(4)	2017(4)	2018(4)	2019(4)	2020(5)	% Change 2020 vs. 2019
Bauxite
Production (tonnes)	8,540,131	8,244,628	10,058,228	9,022,286	7,546,139	(16.4%)
Exports (tonnes)	3,455,402	3,340,449	3,339,221	3,035,758	3,061,452	0.8%
Prices (US$ per tonne)(2)	26.09	25.03	30.03	31.61	28.95	(8.4%)
Gross Earnings (US$ in thousands)(3)	90.2	83.6	100.3	96.0	88.6	(7.6%)
Alumina
Production (tonnes)	1,865,278	1,782,373	2,483,572	2,172,972	1,620,943	(25.4%)
Exports (tonnes) (1)	1,833,890	1,743,063	2,571,038	2,211,956	1,654,147	(25.2%)
Prices (US$ per tonne)(2)	242.91	337.23	442.92	324.84	265.38	(18.3%)
Gross Earnings (US$ in thousands)(3)	445.5	587.8	1,122.1	718,532	438,984	(38.9%)

Total Gross Earnings (US$ in thousands)	535.6	671.4	1,222.4	814,477	527,598	(35.2%)

Source: Economics Division, JBI

(1)	The term exports is equivalent to sales. Included in sales is hydrate.
(2)	Average price received.
(3)

For the calculation of the Gross Earnings line items in the table above, the unit price is multiplied by the volume of exports, be it bauxite or alumina. The resulting gross bauxite earnings and gross alumina earnings figures are then summed to give total gross earnings.

(4)	Revised.
(5)	Provisional.

Impact of COVID-19 on Mining and Quarrying

Globally, the COVID-19 pandemic has impacted the price of aluminum largely through its impact on demand. Metal use in critical sectors such as transport, construction and packaging plunged due to restrictive containment protocols to reduce the virus spread. The fall in demand was most marked in the automotive sector as factories in the largest markets were temporarily closed during the onset of the pandemic leading to a downturn in the aluminum price.

To date, COVID-19 has had no negative impact on the output of bauxite or alumina in Jamaica as production levels have been in line with the forecast for the industry since the temporary closure of JISCO Alpart alumina refinery for upgrading activities. For the first four months of 2021, output of alumina was 523,921 tonnes compared to 529,128 tonnes during the same period in 2020 and 852,528 tonnes during the same period in 2019. Output of crude bauxite for the first four months of 2021 was 893,640 tonnes compared with 880,775 tonnes and 1,001,939 tonnes during the same period in 2020 and 2019 respectively.

Manufacturing

Real Value Added (“RVA”) for the manufacturing industry declined by 5.4% in 2020, following an increase of 1.8% in 2019, and accounted for 9.1% of RVA in 2020. The decline in RVA in 2020 was due to lower output levels in the food, beverages and tobacco which decreased by 4.7% and other manufacturing sub-industries which decreased by 6.3%.

The decrease in the food, beverages and tobacco sub-industry was attributed mainly to lower production levels for poultry, animal feeds, sugar, molasses, carbonated beverages and dairy products. The decline in other manufacturing reflected lower production of petroleum products, paper and paper products. The output of chemicals and chemical products and non-metallic minerals grew compared with 2019 and prevented a further decline. A contributing factor to the decline in petroleum was the fall in the refinery service factor during the months of July and August when the refinery operated at capacities of 32.6% and 16.5%, respectively. Additionally, the increase in the number of persons working from home, as well as the curfew, led to a reduction in demand for petroleum products. The production of rubber & plastic products also declined. This primarily reflected a fall-off in output of other plastic products category.

The performance of the manufacturing industry primarily resulted from factory closure and lower demand stemming from the effects of the COVID-19 and measures implemented to contain its spread nationally and internationally, which led to reduced demand from both markets. However, some producers saw increased demand for some products nationally and internationally. Based on preliminary General Consumption Tax (“GCT”) data, the decline was also reflected in lower sales of manufacturing goods. Additionally, the performance of the industry was reflected and impacted by decline in consumer and business confidence as reported by the business and consumer surveys. As a consequence, there was a decline in employment in the industry.

The average number of persons employed in the manufacturing industry declined by 6.5% to 72,500 in 2020 relative to 2019 figures. This reflected declines in the number of male employees by 5.3% to 50,133 and female employees by 9.0% to 22,367. The manufacturing industry’s share of the employed labor force remained relatively unchanged at 6.2% despite a 5.2% decline in the total employed labor force.

Public and private sector entities continued work to implement initiatives to improve the business environment and the resources available for manufacturers. However, some policies and programs envisioned and designed to bolster the ecosystem for manufacturers had to be delayed or expedited to meet the events ushered in by the Pandemic. The delivery of many initiatives also had to be transmitted via virtual platforms due to safety concerns which may have affected their impact and scope.

In the public sector the Ministry of Industry, Investment and Commerce, formerly MICAF, and its agencies continued to play their roles in advancing Jamaica’s national growth agenda through its mandate to facilitate the development of manufacturing within an evolving global paradigm. The initiatives continued to be guided by the Vision 2030 Jamaica-National Development Plan, which provide the strategic roadmap for the government’s policies and programs and the Micro, Small & Medium Enterprise (“MSMEs”) and Entrepreneurship Policy (2018). The MSMEs and Entrepreneurship policy also provided policy context given its focus on addressing several cross-cutting development issues for small business, which includes entities in the manufacturing sector.    In addition, to strengthen the overall policy framework for manufacturers, approval was given for the National Five Year Manufacturing Growth Strategy to be expedited to provide more relevant and targeted intervention, to address longstanding issues which limit the sector and establish new opportunities to achieve greater productivity and output in the sector.

Impact of COVID-19 on Manufacturing

Preliminary estimates for January–March 2021 show that RVA for the manufacturing industry declined by 1.4%. This resulted from decreased output for both the food, beverages and tobacco and other manufacturing sub-industries.

Lower production of poultry meat, animal feed, edible oil, and cornmeal contributed to the contracted performance of the food, beverages and tobacco sub-industry. The declined output for other manufacturing resulted from decreased in rubber and plastic products and petroleum products category. Countering a further decline was the increased output of and non-metallic minerals driven by the greater production of cement.

The performance of the industry continues to be impacted by the COVID-19 pandemic which has significantly impacted livelihoods and the economy in general. It is expected that the industry will continue to feel the effect of same.

Agriculture, Forestry and Fishing

Real GDP for the agriculture, forestry and fishing sector fell by 1.4% and this sector accounted for 7.8% of GDP in 2020. The decline in the industry in 2020 was primarily due the combined effect of the negative impact of the COVID-19 pandemic on the economy and adverse weather conditions. During 2020, the Government continued work under the Production Incentive Programme (“PIP”), but was reorganized to facilitate the speedy recovery of the agricultural sector, due to the impact of the pandemic and tropical storms Zeta and Eta in October and November 2020. The Ministry’s activities continued to be guided by overarching policy framework of Vision 2030 Jamaica – National Development Plan and the strategies and actions outlined in the Medium Term Socio-Economic Policy Framework (“MTF”), 2018–2021. Accordingly, the Ministry, driven by its sustainable economic growth and job creation objective continued the implementation of priority medium term strategies intended to:

•	optimize the production and productivity of key local produce and products towards targeted markets with special focus on youth in agriculture;

•	increase access of select local industries to emerging and existing markets within a framework of beneficial inclusion of youth, women and micro-enterprises;

•	build climate-resilient agriculture, fisheries, manufacturing and services sectors;

•	strengthen agricultural health and food safety systems; and

•	strengthen the capacity of the Ministry and entities to efficiently and effectively implement policies, programs and projects.

Associated with the reconfigured PIP several priority initiatives were pursued to include, a buy-back program and the provision of funding support to several farmers to combat the negative impact of the pandemic and the adverse weather conditions.

During 2020, work continued under Component 1 of the Agricultural Competitiveness Programme Bridging Project (ACPBP) and the Essex Valley Agricultural Development Project (EVADP).

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union (“EU”) project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in the ACP so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—ACP/European Union Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing real labor costs through lower wage settlements. See “—The Jamaican Economy—Employment and Labor.”

The effects of Hurricane Dean, which occurred in August 2007, are still affecting banana exports, since it destroyed approximately 85% of the then-existing crop, leading to a cessation of banana exports. Banana exports resumed in August 2008, but were again halted by Tropical Storm Gustav, which destroyed approximately 80% of the then-existing crop. Banana exports were further affected by damage caused by Hurricane Sandy in 2012. These weather-related shocks led Jamaica’s largest exporter, Jamaica Producers, which accounted for 80% of banana exports, to cease exports from Jamaica. However, the demand for Jamaican banana in the UK and Jamaican diaspora remains strong. A production expansion program was therefore developed by the Ministry of Agriculture to satisfy the demand for both local and export markets.

The quantity of bananas produced in Jamaica was estimated at 62,256 tonnes in 2020 compared to 63,653 tonnes in 2019. In 2020, the value of the fruit exported was US$726,000 compared with export value of US$577,052 in 2019. The increase in exports may be attributed to the Ministry of Agriculture Banana Export Expansion Programme developed in 2014. This program seeks to facilitate greater production to meet the demands of the export markets. The program also seeks to create proper market linkages by engaging all stakeholders.

The Government divested the remaining three publicly owned sugar factories in 2010 and has continued the implementation of the Jamaica country strategy for the “Adaptation of the Sugar Industry: 2006-2020 (adopted in 2006 and revised in 2009) (the “Sugar Adaptation Strategy”). The key objective of this policy is the development of a sustainable private-sector led sugar cane industry and to strengthen economic diversification, social resilience and environmental sustainability within the sugar-dependent areas. In support of the implementation of the Sugar Adaptation Strategy, the EU agreed to provide financial assistance in the amount of €146.6 million to the Government over the 2006 to 2013 period, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the EU disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €2.7 million and €6.9 million respectively. While there was no disbursement in 2012, disbursements in 2013 to 2015 totaled €58.3 million. In 2016, the European Union disbursed €6.5 million. There were no disbursements in 2017. A final disbursement of €15.0 million was made in 2018.

The Government is committed to partnering with the private sector for the establishment of nine Agro Parks to stabilize the agricultural supply chain, deepen inter-industry links, increase competitive import substitution and activate unutilized rural land and labor. The primary objective of this project, which began in 2012, is to facilitate the expansion of the productive capacity of the agricultural sector. This is to be achieved through the building of infrastructure to support investments in the production of selected crops directed towards import substitution and replacement as well as the provision of raw materials for agro-processing and non-traditional exports. The parks, funded in the amount of J$285 million, are to be complemented by improved inputs, including irrigation, transport infrastructure and technical services. A total of nine Agro Parks were established at the end of 2014, with agricultural production of a wide range of domestic crops, including vegetables, condiments, fruits and tubers. They are located at Plantain Garden River, St. Thomas; Yallahs, St. Thomas; Amity Hall, St. Catherine; Hill Run, St. Catherine; Ebony Park, Clarendon, New Forest/Duff House; St. Elizabeth/Manchester; Meylersfield, Westmoreland; and Sweet River Multispecies Abattoir, Westmoreland.

Jamaica has implemented a rigid regulatory framework for the start of an industrial hemp and medical marijuana industry.

As at March 31, 2021, 78 licenses have been issued to 48 applicants and a total of 443 applications from 173 applicants are at the conditional approval stage for growing, processing and retailing medical marijuana products, and the Cannabis Licensing Authority is processing numerous other applications.

From 2017 to 2020, 627 acres were allocated by the Government to Cassava cultivation. During this period, the Government provided 382 acres of land to Red Stripe and 245 acres of land to private farmers for Cassava cultivation. In January 2021, Red Stripe discontinued the cultivation of Cassava on such land. As at March 31, 2021, six farmers grow cassava on 56 acres of land allocated by the Government.

The following table shows the production of selected agricultural products for the five years ended December 31, 2020:

Production of Selected Agriculture Products

	2016	2017	2018	2019	2020

	(in tonnes)
Sugar cane	1,127,100	1,131,200	1,028,400	744,200	519,500
Yams	156,103	144,319	148,675	165,047	165,169
Bananas	58,702	64,815	66,381	63,653	62,256
Potatoes	65,013	59,144	61,594	58,905	64,657
Citrus	74,217	72,990	70,758	72,713	n/a
Coffee	7,580	6,222	7,085	5,587	7,170
Cocoa	726	305	235	367	268

Source: Planning Institute of Jamaica.

Impact of COVID-19 on Agriculture

For the first quarter in 2021, real GDP in the Agriculture, Forestry & Fishing industry decreased by 2.0% relative to the corresponding quarter in 2020. This was due partially to the impact of flood conditions in the previous quarter, which adversely affected planting activities. In addition, there was reduced output per hectare in domestic production.

Resulting from the impact of COVID-19, the industry was challenged by supply chain disruptions and restrictions on the movement of goods, people and services.

The food supply chain involves producers, agricultural inputs, processing plants, transportation, among other areas. Measures to curb the spread of the disease such as transport restrictions and quarantines reduced supply chain activities and production. With respect to restrictions on the movement of goods, services and people, the direct impact of these restrictions on Jamaica’s agriculture industry negatively affected the tourism and manufacturing industries. Tourism was impacted by the closure of hotels and restaurants which are major purchasers of Jamaica’s agriculture produce. Accordingly, some farmers reduced their output in accordance with decreased demand.

Construction

Real GDP for the construction industry declined by 0.8% in 2020 as compared to 2019. Real GDP for the industry accounted for 7.9% of total real GDP. The contraction in the industry was primarily due to the reduction in the building construction activities associated with residential buildings, hotels, and commercial office space, which outweighed an improvement in civil engineering activities resulting from road repairs in the last quarter, as well as the industry being exempt from measures implemented by the Government of Jamaica to contain the spread of COVID-19.

Impact of COVID-19 on Construction

COVID-19, and the associated measures implemented by the Government of Jamaica to stem the spread, had a negative impact on the construction industry in the first half of 2020, especially in the April–June 2020 quarter, when restrictions implemented were most stringent and uncertainty regarding the impact of COVID-19 was highest. This led to the industry declining by 14.5% relative to April–June 2019. In the second half of the year, however, the industry grew, as some of the projects that were negatively affected, due to the uncertainty in the first half of the year, were expedited to meet project deadlines. The industry also benefitted from road repairs in the last quarter of the year, following the negative impact of tropical storms Zeta and Eta on the country’s road network. Continued work on these and other construction projects was facilitated by the exemption of construction-related work under the Disaster Risk Management Act. On April 28, 2020, the Government announced the amendment of the Disaster Risk Management (Enforcement Measures), no. 4 Order, 2020 to allow for persons employed or contracted, to undertake construction activities. As a result, members of the industry were able to move about during the period of the curfew once they were going about their duty on a construction site. Construction workers were, however, obligated to abide by the work protocols instituted to ensure their safety and that of others by sanitizing and maintaining physical distance, as well as, to quarantine workers who tested positive for the disease. Neither the operations of the NWA, which is directly responsible for the improvement and maintenance of the main road networks of class A, B and C roads in Jamaica, nor the road infrastructure under its jurisdiction was significantly affected by the pandemic. Rather, the agency and other construction-related activities benefited from the restriction placed on the movement of people and traffic — as well as exemption from curfew, quarantine zone restrictions, and from the gathering of ten persons or more — as projects associated with the island wide major road works experienced increased productivity and accelerated progress.

Transportation, Storage and Communication

Real GDP for the transport, storage and communication industry decreased by 12.3% in 2020, following seven consecutive years of growth. This was primarily due to performance in both the transport, storage and communications sub-groups which was attributable to the impact of measures introduced to reduce the effects of the COVID-19 pandemic. There was a 66% decrease in the number of passengers who travelled through both international airports, moving from 6,621,438 in 2019 to 2,251,631 in 2020.

Impact of COVID-19 on Transportation, Storage and Communication

For the period January–March 2021, the transport, storage and communication industry declined by 6.6%. This reflected a downturn in the transport & storage subcategory, which outweighed expansion in the communication sub-industry. This sector was negatively impacted by the Covid-19 pandemic and the associated measures implemented to curb the spread of the virus. In response to the pandemic, several countries, including Jamaica, took the approach in March 2020, to temporarily close their borders, which included air and sea ports.

The closure resulted in lower output in the industry, stemming from a decrease in both air and maritime transport. Air transportation was initially affected by a temporary closure of incoming flights, followed by scaled down incoming flights for Jamaican residents only, then eventually resuming to full flight travel. Maritime transportation was impacted by the cancellation of cruises and other sea travel. Regarding land transport, curfews, work from home arrangements and stay-at-home measures which were implemented to stop the spread of the virus, resulting in a decline in transportation. Less passengers have traveled on the roads since COVID-19.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25% of the airline’s ordinary shares and ownership of an additional 5% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In FY 2007/08, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return, the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government remains the owner of the remaining assets and liabilities of Air Jamaica Limited. Under an agreement, Caribbean Airlines has leased some of these assets from Air Jamaica Limited. The Government continues to service the long-term loans.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A sugar cane negotiating team was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2.0 million. The associated sugar cane lands were divested through 50-year leases. In July 2010, the Government signed an agreement with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the Monymusk, Frome and Bernard Lodge sugar factories for US$9.0 million and the lease of associated farmlands of the Sugar Company of Jamaica Holdings. The lease rate for Complant International Sugar Industry Co. Limited is US$35/hectare/annum. Under the agreement, the firm was committed to invest approximately US$127.0 million, from 2011 to 2013, on modernizing the factories.

During FY 2010/11, Jamaica privatized lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52.0 million to Ramble Enterprises Limited, a local company engaged in dairy farming. In February and December 2010, a total of 24.2 acres of the Cotton Polyester Factory Complex were sold to the UDC for J$150.0 million.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited, for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11.0 million.

In October 2011, the Government finalized the sale of the assets of the Mavis Bank Coffee Factory to Jamaica Producers Group Limited and Pan Jamaican Investment Trust Limited for US$4.0 million.

The UDC completed the sale of its 50% stake in Bloody Bay Hotel Development Limited (“BBHDL”) to Village Resorts Limited (“VRL”) in 2013. The Cabinet approved the sale of the shares to VRL in January 2013, and UDC and VRL signed the agreement finalizing the sale on March 27, 2013. Aggregate proceeds from the sale were US$11.2 million, which included US$9.5 million for the real estate and related fixed assets and US$1.7 million representing UDC’s share of cash and other liquid assets of BBHDL at the time of the sale.

Following the decision to divest the Wallenford Coffee Company (“WCC”), the Cabinet decided on March 18, 2013, to approve the WCC Memorandum of Understanding (“WCC MOU”). The WCC MOU was executed by all parties on August 29, 2013. The sale price was US$16.0 million and the purchaser assumed possession of WCC on September 11, 2013.

In May 2014, the Government, through the Jamaica Bauxite Mining Limited (“JBM”), executed a Debt Settlement and Asset Purchase Agreement with UC Rusal Alumina Jamaica Limited, owner of 93% interest in the West Indies Alumina Company (“Windalco”), for the sale of JBM’s 7% interest in Windalco for US$11.0 million.

In 2014, Oceana Hotel and Forum Hotel were sold for J$385.0 million and J$350.0 million, respectively.

In January 2015, the Government executed an agreement for the sale of the former Farm Machinery Centre property to RYCO Jamaica Ltd. for J$40.0 million.

In April 2016, the Government, through the Petroleum Corporation of Jamaica, executed an agreement for the sale of the Petroleum Company of Jamaica for US$19.0 million. The sale was completed in June 2016.

The Government entered into a contract for the management of the transshipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009. In April 2015, the PAJ executed a concession agreement with Kingston Freeport Terminal Limited (“KFTL”), a special purpose vehicle formed to manage the Kingston Container Terminal (“KCT”). The agreement gives KFTL a 30-year concession term with the right to finance, expand, operate, maintain and transfer the facility at the end of the agreement. KFTL assumed operations of the port on July 1, 2016.

In July 2016, the Cabinet approved a 49-year lease, with an option to purchase at any time for market value, of approximately 1,610 acres of agricultural lands in Montpelier, St. James and Shettlewood, Hanover to Jamaica Green Botanical Producers Co. Limited. The lease provides for payment of J$6,500 per acre per annum, which is equivalent to J$10,465,000 per annum. The land is owned by the Montpelier Citrus Company Limited (“MCCL”). The MCCL and lessee executed the lease on October 7, 2016.

In October 2016, the Cabinet considered and approved the terms and conditions for the privatization of Caymans Track Limited’s operations to Supreme Ventures Limited, the preferred bidder. The definitive agreements were signed on February 10, 2017. Delivery of the property occurred on March 7, 2017 for payment of US$2.4 million. The contract has a provision for a minimum lease payment of US$305,000 per annum. The next payment is expected to be made in September 2021.

In March 2017, a Share Sale and Purchase Agreement was signed between Jamaican Teas Limited and the Accountant General for the Government’s shares in KIW International Limited. The Government’s shares in KIW comprised 6,800,000 (42%) of the 15,965,608 ordinary shares and all 14,000,000 Cumulative Preference Shares of the company. The purchase price was J$57.0 million.

The PPP for the Norman Manley International Airport achieved commercial closure in October 2018 with the execution of a 25-year concession agreement between AAJ and PAC Kingston Airport Limited (a wholly-owned subsidiary of Grupo Aeroportuario del Pacifico S.A.B De C.V.). Financial closure was achieved in October 2019 and the operations of the airport were handed over to PAC Kingston Airport Limited.

On May 22, 2019, the Government listed Wigton Windfarm Limited on the Jamaica Stock Exchange, divesting 11 billion ordinary shares, at an offer price of J$0.50 per share.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual interest:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)(2)

Entity	Year(s) of Privatization	Type of Sale or Transaction	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.0	n.a.	Housing
Jamaica Public Service Co. Ltd	2001	Shares	n.a.	201.0	Energy
Aqualapia Limited	2002	Shares	32.4	n.a.	Agri-Business
Sangster International Airport (2)	2003	Lease	n.a.	223.0	Transport
Land – Ariguanabo (13.8 hectares)	2003	Sale	23.5	n.a.	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.7	n.a.	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.7	n.a.	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.9	n.a.	Tourism
Hampden & Long Pond Estate	2009	Sale/Lease	n.a.	2.8	Agriculture
Duckenfield Estate	2009	Sale/Lease	n.a.	1.6	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.0	n.a.	Agriculture
Cotton Polyester Factory Complex	2010	Sale	150.0	n.a.	Manufacturing
Land and Buildings—Ariguanabo	2010	Sale	163.9	n.a.	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(3)	2010	Sale	n.a.	11.0	Tourism
Bernard Lodge, Frome & Monymusk	2010	Sale/Lease	n.a.	14.7	Agriculture
Mavisbank Coffee Factory	2011	Sale of Assets	n.a.	4.0	Agro-Processing
Bloody Bay Hotel Development Limited (BBHDL)	2013	Sale	n.a.	11.2	Tourism
Wallenford Coffee Company Limited(4)	2013	Sale of Assets	n.a.	7.2	Agriculture
West Indies Alumina Company (Windalco)	2014	Shares	n.a.	11.0	Mining
Oceana Hotel	2014	Sale of Asset	385.0	n.a.	Tourism
Forum Hotel	2014	Sale of Asset	350.0	n.a.	Residential
Farm Machinery Centre Property(5)	2015	Sale	33.2	n.a.	Agri-business
Kingston Container Terminal(6)	2016	Long-term concession	n.a.	193.9	Transport
PETCOM	2016	Sale of Asset/Shares	n.a.	19.0	Energy
Caymanas Track Limited	2017	Sale/Lease	n.a.	2.7	Entertainment
KIW	2017	Sale of Shares	57.0	n.a.	Manufacturing
Wigton Windfarm Limited	2019	Sale of Shares	5,500.0	n.a.	Energy
Norman Manley International Airport (7)	2019	Long term concession	n.a.	26.0	Transport

(1)

Where payment is received in both J$ and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC. In addition, the table does not reflect the privatization of Air Jamaica. For information about such privatization please refer to Section “—Privatization”.

(2)

Amounts shown in the table exclude initial payment (US$16.0 million; reimbursement for expenditure on capital works and US$1.0 million fixed assets transferred) and only captures concession fees. Effective April 2016, the fees became 1 Weight Load Unit = US$2.745. The concessionaire also makes payments on supernormal surpluses.

(3)	The sale of the Government’s 59.8% holding in the hotel was completed in December 2010.
(4)

Sale price for Wallenford Coffee Company is US$16.0 million, with an upfront cash price of US$4.0 million. The remaining sale price is US$5.0 million provided via vendor’s mortgage and US$7.0 million via earn out arrangement. Data in table reflects cash and vendor’s mortgage payment completed in March 2021.

(5)

The sale price for the transaction was agreed at J$40.0 million. An amount of J$20.0 million was paid at the signing of the sales agreement. The balance of J$20.0 million is being financed by way of a vendor’s mortgage over ten years and is subject to review in four years. Amounts in the table include the initial payment of J$20.0 million and vendor’s mortgage payments of J$13.2 million as at March 31, 2021.

(6)	Amounts include the upfront and annual concession fees.
(7)	Amounts include upfront fee of US$5.0 million and concession fees up to March 31, 2021.

Sources: Development Bank of Jamaica Limited, Urban Development Corporation, Sugar Company Jamaica Holding Limited and Airports Authority of Jamaica, Port Authority of Jamaica.

Significant Government-Owned Companies

The Government of Jamaica owns and controls certain companies and enterprises, some of the most significant of which include the National Housing Trust (“NHT”), the Heart Trust, the AAJ, the PAJ, and the National Insurance Fund (“NIF”).

The Government of Jamaica established the NHT to lend money at low interest rates to contributors who intend to purchase, build, repair, or improve their homes. Furthermore, the NHT develops housing solutions for the sale of homes to contributors. The NHT also offers low-cost financing to private developers. See “Public Finance—The Central Government Budget.”

The Heart Trust is an organization mandated to strengthen the workforce in Jamaica via the development, support, and maintenance of technical and vocational, education and training institutions within the country. The Heart Trust is active in the development of vocational and technical skills training programs, career guidance, job placement, assessment and certifications, policy analysis, and technical assistance to institutions, among other functions and activities.

The Government of Jamaica established the AAJ in 1974 through the Airports Authority Act. The AAJ is an independent statutory body with the principal responsibility, through ownership and management, of Jamaica’s two international airports, the Norman Manley International Airport and the Sangster International Airport. As of 1990, the AAJ assumed additional responsibility for Jamaica’s four domestic aerodromes. The AAJ is involved in the long-term planning and development of the airport system within Jamaica.

The PAJ is a statutory corporation within Jamaica that the Government established through the Port Authority Act of 1972. The PAJ constitutes the principal maritime agency that has broad responsibility for both the development and the regulation of Jamaica’s port and shipping industries. Furthermore, the PAJ has the general mandate and responsibility for ensuring the safety of all vessels that navigate through Jamaica’s ports of entry.

The NIF was established under Section 39 of the National Insurance Act. It is responsible for managing the investment portfolio created from contributions to the National Insurance Scheme (“NIS”). NIF seeks to optimise returns and provide for the disbursement of pensions and other benefits pursuant to the NIS.

The following table provides the respective assets, revenue and expenses for the significant government-owned companies listed below as at March 31, 2021:

	Assets(1)	Revenue(1)	Expenses(1)

	(in millions of J$)
National Housing Trust	314,327.8	30,079.9	24,480.9
Heart Trust	16,226.0	13,791.8	11,954.5
Airports Authority of Jamaica	18,060.5	4,159.9	3,233.6
Port Authority of Jamaica	64,232.9	7,101.5	8,717.4
National Insurance Fund	126,195.6	30,079.9	24,480.9

(1)	Provisional.

Inflation

The macroeconomic stabilization program introduced in 1991, which has focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under its economic reform agenda, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index (“CPI”) number series, which measures the rate of inflation, has 13 divisions that are based on the United Nations Statistical Division-Classification of Individual Consumption According to Purpose. The most recent version is from 2018 and this classification was used in the compilation of the new CPI series. The “basket” of consumer goods and services has approximately 300 commodities.

The April 2020 Consumer Price Index bulletin introduced several changes to the CPI number series, including revisions to the baskets of consumer goods and services based on the 2017 Household Expenditure Survey conducted in 2017. The base reference period for the new series is the calendar year 2019.

For year ended December 31, 2020, the All Jamaica ‘All Divisions’ CPI recorded an annual inflation rate of 5.2%, an increase of 1 percentage point from the 6.2% in 2019 and 2.8 percentage point higher than the 2.4% recorded for 2018. The higher inflation in 2020, as compared to 2019 was primarily caused by higher prices for items within the heaviest weighted divisions, (i) food and non-alcoholic beverages, (ii) housing, water, electricity, gas and other fuels and (iii) transport. These divisions together were the main contributors to the movement of the index in 2020.

The All Jamaica ‘All Divisions’ Consumer Price Index for March 2021 was 108.3, indicating a fiscal year inflation of 4.4% compared to the April 2020 index of 103.7. The movement in the March 2021 index resulted in the calendar year-to-date inflation rate of 1.0% and the FY.

The following table shows the changes in the CPI for the five years ended December 31, 2020, and for the interim period of 2021:

Year/Period	Change in CPI Over Previous Year
(%)
2016	1.7
2017	5.2
2018	2.4
2019	6.2
2020	5.2
Jan – Apr 2021	0.4

Source: Statistical Institute of Jamaica.

Employment and Labor

As at October 2020, the total labor force in Jamaica was 1,293,600 persons, a 3.8% decrease compared to 1,345,100 persons as at October 2019. The service sector employed 68.4% of the employed labor force in October 2020, while the goods-producing sector accounted for 31.6% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 16.5% and 6.0% of the employed labor force, respectively.

Employment as at October 2020 was 1,155,800 compared to 1,248,400 as at October 2019. The unemployment rate was 10.7% as at October 2020, an increase from 7.2% in 2019.

The calendar year ending 2020 recorded five industrial disputes (based on what was reported to the Ministry of Labor and Social Security in 2020) and five work stoppages (five strikes) compared to 404 industrial disputes and four work stoppages in 2019 (which numbers have been revised). Of the five work stoppages in 2020, there were 2,820 man days and 22,560 hours lost for 2020 while 4,500 man days and 6,694 hours were lost for 2019.

The following table show the industrial disputes reported to the Ministry of Labor and Social Security in 2020:

Industry	Man hours lost(1)	Man days lost(2)	Number of days on strike	Number of workers involved	Industrial Action taken	Date of strike
Agriculture	6,400	800	1	800	Strike	August 21
Agriculture	6,400	800	1	800	Strike	October 9
Agriculture	6,400	800	1	800	Strike	October 16
Mining	1,920	240	1	120	Strike	November 3-4
Mining	1,440	180	1	90	Strike	November 17-18
Total	22,250	2,820	5	—	—	—

(1)	Man hours lost is calculated by multiplying the number of workers involved by the number of hours on strike.
(2)	Man days lost is calculated by multiplying the number of workers involved by the number of days on strike.

The reason for the increase in 2018 man days lost was mainly due to the work stoppages in the Education, Mining and Health industries as shown below.

•	Education (3 days with 3,000 workers involved);

•	Mining (8 days with 24 workers involved); and

•	Health (3 days with 87 workers involved).

Man hrs lost by industry in 2018 was as follows:

•	Transport (12 hrs with 120 workers involved).

Man hrs lost by industry in 2017 were as follows:

•	Education (4 hrs with 16 workers involved).

•	Electricity (4 hrs with 21 workers involved).

The following table shows certain labor force and employment data for the five years ended December 31, 2020:

Labor Force and Employment(1)

	2016	2017	2018	2019	2020

	(in thousands of persons, except percentages)
Total Population	2,730.4	2,728.5	2,727.9	2,727.2	2,725.5
Labor Force	1,354.1	1,346.8	1,334.9	1,345.1	1,293.6
Employed Labor Force	1,179.5	1,207.1	1,219.2	1,248.4	1,115.8
Unemployed Labor Force	174.6	139.7	115.7	96.7	137.8
Unemployment Rate (%)	12.9	10.4	8.7	7.2	10.7
Job-Seeking Rate (%)	8.6	6.4	4.8	4.6	6.5
Labor Force Participation Rate (%)	64.8	64.5	64.0	64.5	62.0
Male (%)	71.1	70.4	70.1	70.9	68.6
Female (%)	58.8	57.8	58.0	58.3	55.7
Age Breakdown
14 – 19 Years	14.5	12.4	10.3	11.3	11.2
20 – 24 Years	68.0	67.6	65.8	66.1	62.4

	2016	2017	2018	2019	2020
	(in thousands of persons, except percentages)
25 – 34 Years	84.4	84.8	84.1	84.7	81.4
35 – 44 Years	87.8	87.4	87.3	87.5	83.9
45 – 54 Years	85.4	85.2	85.0	84.7	83.8
55 – 64 Years	71.1	72.1	73.5	74.8	72.1
65 Years and Over	28.6	29.4	30.0	30.5	28.3

(1)	The Jamaica Labour Force Survey is a quarterly survey conducted in January, April, July, and October. The data reported are those for the October quarter of the respective year.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

The following summarizes the governmental, legal or arbitration proceedings pending or threatened of which the Government is aware during the 12 months preceding the date of this document which may have significant effects on the financial position or profitability of the Government.

Construction Developers Associates Limited

On August 15, 2019, Construction Developers Associates Limited (“CDA”) submitted a claim to the Attorney General of Jamaica for damages totaling approximately J$10.6 billion related to a prior legal proceeding between the CDA and the Ministry of Education, Youth and Information. The sum claimed by the CDA represents breach of contract damages allegedly owed by the Ministry of Education to the CDA under a construction contract for the Annotto Bay Junior High School in 1999-2000. The Attorney General of Jamaica has filed a defense against CDA’s claim and the parties proceeded to mediation. The mediation was unsuccessful in resolving the claim. The parties will be proceeding to a case management conference.

PDV Caribe S.A.

PDV Caribe S. A. has filed a claim for approximately US$84.7 million in relation to Jamaica’s compulsory acquisition of shares in Petrojam Limited pursuant to the Compulsory Acquisition (Shares in Petrojam Limited) Act, 2019 (the “Compulsory Acquisition Act”), which shares had been formerly held by PDV Caribe S.A. pursuant to a joint venture agreement (the “JVA”). The JVA was entered into between the Petroleum Corporation of Jamaica (the “PCJ”), Petrojam Limited and PDV Caribe S.A. for the operation of Petrojam Limited. The Compulsory Acquisition Act was enacted on February 22, 2019 and immediately vested shares in Petrojam Limited not already held by the PCJ in the Accountant General of Jamaica, to be held in trust for Jamaica. The Compulsory Acquisition Act requires all claims for compensation thereunder to be submitted to the Minister of Science, Energy and Technology for consideration and final determination by Petrojam Limited. PDV Caribe S. A. has also submitted a request for arbitration to the International Chamber of Commerce (the “ICC”). The respondents named to the request for arbitration are the PCJ, Petrojam Limited and Jamaica.

The provisional view of the arbitral tribunal is that it would not be appropriate to proceed with the case unless and until a solution is found so that the advance cost can be paid to the ICC by the Claimant. The arbitral tribunal has ordered a stay of proceeding of this case until June 25, 2021 and that by no later than June 21, 2021 PDV Caribe S.A. shall update the tribunal and the Respondents on the efforts to find a solution to the payment of advance costs by the claimant and the claimant shall inform the tribunal whether it considers that an extension of the stay is appropriate. The respondents may also provide comments on same. The matter is at a preliminary stage, as such, no assurance can be made at this time that if PDV Caribe S.A. is successful, that the award will not be material.

In 2020, the Government continued its program to modernize the country’s law enforcement infrastructure, transforming the Jamaica Constabulary Force (“JCF”) into a modern policing service and restoring public confidence. The road map, as articulated in “The Organizational Review of the Jamaica Constabulary Force: The transition to a modern police service in 2015,” details measures that have been implemented and/or are scheduled for roll out. These measures include the following:

•	Actively targeting corruption within the JCF;

•	Improving the professionalism of police officers through intense leadership and management training and development;

•	Implementing a performance management system with targets and verifiable indicators for the executive leadership of the JCF;

•	Revising the JCF Use of Force policy with emphasis on ethical policing and protecting the rights of citizens;

•	Enhancing the use of technology for management and intelligence gathering;

•	Enacting a major program of legislative reform including restructuring the accountability framework of the JCF; and

•	Implementing community policing in all policing divisions.

The Citizen Security and Justice Programme III

The third phase of the Citizen Security and Justice Programme was funded in 2014 by the Inter-American Development Bank, UK Department for International Development and Global Affairs Canada. The program was implemented by the Ministry of National Security in 50 vulnerable communities. The goal of the program was to enhance citizen security and justice in Jamaica in target communities with the specific objectives of improving non-violent conflict resolution, increasing labor market attachment among youth and increasing access to effective community and alternate justice services. The Citizen Security and Justice Programme came to an end in March 2021, as the Ministry of National Security’s major crime prevention and social intervention program and is now replaced by the delivery of the Citizen Security Plan (“CSP”) under Plan Secure Jamaica.

The CSP was developed in response to Jamaica’s continued security challenges including a number of cross-cutting issues impacting society as a whole, for which no stakeholder group or entity has sole responsibility for or is able to deliver impactful results on its own. To this extent, it is anticipated that, through the CSP, citizen security related activities will be delivered through a strengthened coordinating mechanism which spans across key ministries, departments and agencies (“MDAs”) within the Government, as well as other relevant non-government entities. The plan will be operationalized using a targeted multi-sectoral approach around three prioritized outcomes:

•	crime and violence reduction;

•	safer spaces; and

•	human and community development.

Interventions associated with the outcome of crime and violence reduction are aimed at countering gangs, addressing criminal activity, improving police effectiveness and reducing the risk of victimization. These interventions include an anti-gang program that combines a number of interventions in a coordinated manner, offender management programs, improvements in the JCF’s use of data for problem-solving, decision-making, targeted deployment of resources and public awareness and engagement campaigns that aim to reduce the risks of victimization.

Interventions associated with the outcome of creating safer spaces are designed to address proximal causes of crime and improve the protection of citizens. These interventions include physical transformation of spaces to make them less conducive to crime, creating spaces where victims of crime can feel safe and avoid further victimization (e.g., sanctuaries for women who are victims of domestic violence), and improving spaces and processes within police stations that allow for better police-citizen interaction.

Interventions associated with the outcome of human and community development are designed to strengthen the ability of communities to sustain improvements in citizen security. This includes helping communities to improve their confidence and trust in the police and other state agencies; develop community strength and skills that can help improve citizen security (e.g., parenting, entrepreneurship); and to become more empowered to be able to make changes in their communities, and reduce the pool of those who are vulnerable to involvement in criminal activity.

For each priority outcome, there are a series of targeted interventions, objectives and activities that have been selected as the basis for the operational framework. The implementation of the operational mechanism will be guided and assessed using a monitoring and evaluation framework with a set of performance indicators towards those outcomes.

To monitor the work of the CSP, the Citizen Security Secretariat (“CSS”) was officially established on October 1, 2020 under the Ministry of National Security. The CSS, in addition to monitoring, will also contribute to resolving coordination challenges among MDAs in the implementation of social and crime prevention programs in volatile communities, with particular focus on the zones of special operations.

Security Environment

Whilst the security environment remains a cause for serious concern, there is a notable decrease in serious and violent crimes. Data for 2020 showed a decrease of 8.6% in serious and violent crimes, with 5,605 cases, including murders and shootings, compared to 6,133 cases in 2019. Five of the seven major categories of crime showed reductions, with rape, robbery, break-in murder and larceny showing a decrease of 11.5%, 18.1%, 17.8%, 1.2% and 32.2%, respectively, when compared to 2019. Notably, murder and shooting incidents are largely concentrated in identifiable localities. The number of reported cases of murder during the period January 1 to December 31, 2020 decreased by 1.2% with 1,323 cases, compared with 1,339 cases during the corresponding period in 2019.

The Government recognizes that crime is multi-dimensional and has embarked on a series of strategies which seek to reverse the historical approaches taken to the issue of crime and violence in Jamaica. These strategies include legislative and justice reform, increased focus on rehabilitation in correctional institutions and improved mechanisms for the delivery of government social intervention in contribution to social investment, as well as leveraging the use of technology, to dismantle organized crime and remove profit from illegal activities. The implementation of this strategic mix of law enforcement, accountability and social intervention adheres to the Government’s obligations to protect the rights of its citizens, while addressing important safety and security concerns.

The Law Reform Act (Zones of Special Operations) (Special Security and Community Development) (the “ZOSO Act”) passed in 2017 underpins a new and innovative intervention which targets localities with high levels of violent crime. The Law Reform Act gives the Prime Minister, on the advice of the National Security Council, powers to declare specific high-crime localities of Jamaica as zones for special security operations and community development measures. This is intended to displace the criminal element and re-engage marginalized and vulnerable members of these communities.

The ZOSO Act mandates that within five days of declaration of the zone, a Social Intervention Committee, chaired by the Prime Minister, must be convened to address critical human needs and build basic infrastructure to promote peace and economic empowerment. These include basic social services: civil registration, health and social protection and employment and skills training. All zones declared so far are operating according to plan, and the social environment has improved in those zones since implementation.

In December 2020, a Joint Select Committee of Parliament was established to review the implementation of the ZOSO Act.

A total of four zones of special operations have been called since the first was implemented on September 17, 2017. The communities that benefitted from the intervention included Mount Salem since September 17, 2017, Denham Town since October 17, 2017, Greenwich Town since July 1, 2020 and August Town since July 8, 2020. The introduction of these zones of special operations, have led to the reduction in category one crimes in the targeted areas. An analysis examining crime rates before and during the intervention as at December 3, 2020, showed a combined average reduction of 76.5%.

Additionally, on January 18, 2018, increasing violence in the parish of St. James led the Governor General, on the advice of the Prime Minister, to declare a state of public emergency in St. James. States of public emergency were also declared on March 18, 2018 in St. Catherine North (Police Division), and on September 23, 2018 in the Kingston Central, Kingston Western and St. Andrew South police divisions. A state of public emergency provides Jamaica’s security forces with enhanced powers to detain persons search premises, vehicles and persons without a warrant, stop and question persons and seize property. However, declaration of a state of emergency does not indicate the suspension of the rule of law or that any action taken is beyond or exempted from review. The aforementioned states of emergency ended in January 2019.

Subsequently, the Prime Minster declared other states of emergency, which ran from April 30, 2019 to August, 2020. States of emergency where declared for the parishes of St. James, Hanover and Westmoreland on April 30, 2019 which ended on May 28, 2020. States of emergency were also declared on July 7, 2019 for St. Andrew South Police Division and on September 5, 2019 for Clarendon and St. Catherine North (Police division) which ended on May 5 and 19, 2020 respectively. A state of emergency was declared on June 14, 2020 in the Kingston Western and Kingston Central Police divisions which ended in August 2020.

Legislation

The law enforcement apparatus has been enhanced with the promulgation of critical pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts. These include the following:

The Criminal Justice (Suppression of Criminal Organizations) Act

April 2017 marked the three-year anniversary of the enactment of the Criminal Justice (Suppression of Criminal Organizations) Act. The Act, inter alia, criminalizes (i) the establishment of and membership in a criminal organization, (ii) recruitment of individuals, including children, to a criminal organization, (iii) leadership of a criminal organization and (iv) obtaining benefit from a criminal organization. In accordance with the provisions of Section 21, the act is to be reviewed by a Joint Select Committee of Parliament no later than three (3) years after its adoption. In keeping with the foregoing, submissions for amendments were taken at the meetings of the Joint Select Committee established to review the Act. Recommendations emanating from the Joint Select Committee have led to the development of the Criminal Justice (Suppression of Criminal Organisations) (Amendment) Act, which was approved in the Lower House of Parliament on June 1, 2021.

An Act to Repeal and Replace the Firearms Act

A bill to repeal and replace the Firearms Act is currently being finalized. The repeal and replacement bill will address several deficiencies that hinder the Firearm Licensing Authority, the JCF and the Office of the Director of Public Prosecutions in the execution of their respective duties. In addition to strengthening the current regulatory framework, the repeal and replacement bill will incorporate and address emerging issues and Jamaica’s compliance with several international instruments, which will align the legal framework with internationally recognized norms and best practices.

The National Police Act

The National Police Act would represent a repeal and replacement of the Constabulary Force Act as the Ministry seeks to move forward with the modernization and transformation program of the JCF. Consultations on the amendments are ongoing, but once finalized a submission will be made to the Cabinet for approval.

Merger of Police Civilian Oversight Authority and Police Service Commission

A new act will facilitate the development of one oversight body that will be responsible for the monitoring and evaluation of the operations of the police. This will require amendments to the constitution that relate to the Police Service Commission, aimed at creating a modern, intelligence-led police service. Consultations are ongoing, but once finalized, a submission will be made to the Cabinet for its approval.

Major Organized Crime and Anti-Corruption Act

The Major Organized Crime and Anti-Corruption Act was enacted on July 10, 2018 and came into force on April 1, 2021. The promulgation of the act formally and legally positioned the Major Organized Crime and Anti-Corruption Agency as an independent and specialized law enforcement entity. Pursuant to section 3 of the act, the principal objects include:

•

establish an agency which will have operational independence and autonomy and be dedicated to combating serious crime, in collaboration with strategic partners and law enforcement agencies, whether in or outside Jamaica; and

•	promote and strengthen measures for the prevention, detection, investigation and prosecution of serious crime.

In 2020, the Major Organized Crime and Anti-Corruption Agency (Code of Conduct and Disciplinary Procedure) Regulations were passed in the Houses of Parliament.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. For 2020, the current account deficit improved by US$321.4 million to a deficit of US$42.9 million or 0.4% of GDP as compared to a deficit of US$364.2 million, or 2.3% of GDP in 2019. The improvement in the current account balance for 2020 resulted from an increase in the Goods sub-account, which was partially offset by a decrease in the services and primary income sub-account. In particular, the increase in the goods sub-account reflected lower imports resulting primarily from a reduction in mineral fuels and chemicals imports, partly offset by lower exports, largely due to a decline in the Bauxite/Alumina industry. The Services sub account deteriorated due to lower inflows from travel services, while the Primary Income sub account deteriorated due to higher compensation of employees outflow. The current account balance includes the trade balance (balance on the goods and services sub-accounts), primary income balance and secondary income balance.

For the purpose of this section, exports include free-zone exports and goods procured in ports, while imports include free-zone imports and goods procured in ports. Imports are recorded at their market value at the customs frontier of the economy from which they are exported.

In 2020, the goods balance improved by 27.6% or US$1,114.7 million to US$(2,929.9) million as compared to US$(4,044.6) million in 2019, primarily due to a decline in value of imports partly offset by a decrease in the earnings of exports. The value of imports (f.o.b. or free on board) fell by 27.0% or US$1,535.9 million to US$4,148.6 million, reflecting declines mainly in mineral fuels, machinery and transport equipment and miscellaneous manufactured goods of US$842.5 million, US$352.4 million, US$152.0 million and US$144.7 million, respectively. The value of merchandise exports decreased by 25.7%, or US$421.3 million, to US$1,218.7 million, mainly due to a decrease in earnings of crude materials of US$291.1 million, related to lower exports of bauxite/alumina for the year. The impact of this decline was partially offset by increased earnings from the exports of food of US$18.5 million.

For 2020, the surplus on the services sub-account declined by 77.7% to US$380.2 million from US$1,705.4 million in 2019. The decrease in the surplus on services was primarily the result of a deterioration in the balance on travel.

The deficit on the Income sub-account for 2020 was US$(454.5) million, relative to the deficit of US$(441.5) million for 2019, mainly a result of an increase in compensation of employees outflow.

In 2020, net current transfers balance was US$2,961.5 million which represented an increase relative to US$2,416.5 million in 2019 and was primarily composed of remittances. Net remittances for 2020 were US$2,678.8 million as compared to US$2,412.9 million in 2019.

The balance of payments results for 2020 were influenced by net capital inflows from official and private sources, which were sufficient to finance the current account deficit. Foreign Direct Investment (“FDI”) inflows decreased compared to 2019 but nevertheless continued to be an important source of long-term financing for the current account for Jamaica. See “—Foreign Direct Investment.” As a result, there was a reduction in the net international reserves for 2020 by US$36.4 million to US$3,126.1 million as at December 31, 2020.

The following table shows Jamaica’s balance of payments for the five calendar years ended 2020 and March 2021 quarter:

Balance of Payments (f.o.b.)

	2016(5)	2017(5)	2018(5)	2019(5)	2020(5)	2021(1)

	(in millions of US$)
Current Account	(43.5)	(396.5)	(243.9)	(364.2)	(42.9)	(46.1)
Goods Balance	(2,883.7)	(3,553.5)	(3,514.8)	(4,044.6)	(2,929.9)	(770.1)

Exports(2)	1,188.3	1,350.8	1,961.0	1640.0	1,218.7	354.6
Imports(3)	4,072.1	4,904.3	5,475.7	5684.5	4,148.6	1124.8
Services Balance	1,045.8	1,196.8	1,414.8	1705.4	380.2	65.7
Transportation	(539.4)	(618.7)	(686.6)	(704.1)	(555.1)	(189.9)
Travel	2,282.6	2,538.3	2,813.0	3,315.1	1,278.8	264.2
Other Services	(667.4)	(722.8)	(711.6)	(905.4)	(318.3)	(8.5)
Goods and Services Balance	(1,837.9)	(2,356.7)	(2,100.0)	(2,329.2)	(2,549.8)	(704.4)
Income	(595.0)	(421.2)	(596.0)	(441.5)	(454.5)	(158.2)
Compensation of Employees	79.2	88.1	95.6	94.8	81.8	15.3
Investment Income	(674.2)	(509.2)	(691.7)	(536.30)	(536.3)	(173.5)
Current Transfers	2,389.4	2,381.4	2,452.1	2,416.5	2,961.5	816.6
General Government	185.3	172.8	207.2	140.0	149.1	44.0
Other Sectors	2,204.1	2,208.7	2,244.9	2,276.4	2,812.4	772.5
Capital and Financial Account	334.7	(1,440.1)	(1,356.3)	(622.4)	(220.2)	131.0
Capital Account	20.9	7.1	20.2	(26.7)	(30.8)	8.6
Official	20.9	10.6	20.0	6.7	4.2	1.4
Private	(31.7)	(30.4)	(31.9)	(33.3)	(35.0)	(10.0)
Financial Account	314.8	(1,447.2)	(1,376.5)	(595.7)	(189.4)	122.4
Other Official Investment	6.3	35.8	(33.6)	(108.4)	(42.0)	52.3
Other Private Investments (including errors and omissions)	372.9	330.8	218.9	(1097.4)	421.4	206.1
(Increase)/Decrease in reserves(4)	(282.4)	(498.9)	202.9	(157.1)	36.4	193.2

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)

Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.

(4)	Official Net International Reserves held by the BOJ.
(5)	Revised.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2020 decreased by 26.4% to US$5,931.1 million as compared to US$8,056.5 million in 2019. The merchandise trade deficit decreased by approximately 26.4% in 2020, to approximately US$3,493.7 million, compared to US$4,750.3 million in 2019. The decrease in the trade deficit in 2020 was primarily a result of lower imports of mineral fuels and related products, machinery and transport equipment, manufactured goods, chemicals, food and beverages & tobacco. The value of exports in 2020 decreased by 26.3% to US$1,218.7 million due primarily to lower earnings from crude materials and mineral fuels and related products. Please note that these import values are values presented under “c.i.f.” standards, which include cost, insurance and freight costs and exports are presented at “f.o.b.” standards.

The following table shows the performance of merchandise trade for the five years ended December 31, 2020:

Merchandise Trade (c.i.f)

		Imports(1)	% Change	Exports(2)	% Change	Balance	% Change

		(in millions of US$, except percentages)
2016		4,621.9	(8.2)	1,188.2	(5.3)	(3,433.7)	(9.1)
2017		5,537.4	19.8	1,363.9	14.8	(4,173.5)	21.5
2018		6,170.5	11.4	1,960.7	43.8	(4,209.8)	0.9
2019	(3)	6,403.4	3.8	1,653.1	(15.7)	(4,750.3)	12.8
2020		4,712.4	(26.4)	1,218.7	(26.3)	(3,493.7)	(26.4)

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Exports as listed in this table include free-zone exports and exclude goods procured in ports.
(3)	Revised.

Source: Statistical Institute of Jamaica.

Exports

Total exports, including the Jamaica Free Zone, in 2020, decreased by 26.3% to US$1,218.7 million, compared to US$1,653.1 million earned in 2019, primarily due to decreases in exports of crude materials (excluding fuels) and mineral fuels and related products.

Traditional exports, including the Jamaica Free Zone, decreased by 32.9% in 2020 to US$597.2 million from US$889.9 million in 2019, primarily due to decreased earnings from alumina, bauxite, sugar and rum. Alumina exports totaled approximately US$425.8 million in 2020 compared to US$706.8 million in 2019, a decrease of 39.8%. Bauxite exports, which are primarily exported to the United States, fell to US$88.6 million in 2020, compared to US$95.8 million in 2019. Manufacturing decreased in 2020 by 9.7% to US$64.3 million compared to US$71.2 million in 2019, primarily due to lower earnings from sugar and rum. The value of rum exported in 2020 decreased by 2.7% to US$54.5 million from US$56.0 million in 2019. Sugar exports, decreased by 36.3% to US$6.5 million from US$10.2 million in 2019. Agriculture increased by approximately 14.9% to US$18.5 million, from US$16.1 million in 2019, due mainly to higher receipts from coffee, which was valued at US$15.8 million, a 32.8% increase when compared to 2019.

Non-traditional exports, including the Jamaica Free Zone, decreased by 9.3% to US$567.8 million in 2020 from US$626.2 million in 2019, primarily due to decreased earnings from mineral fuels exports. Receipts from mineral fuels and related products decreased to US$220.3 million in 2020, as compared to US$297.1 million in 2019, primarily due to lower exports of turbojet fuel. Exports of non-traditional food in 2020 increased by 12.1% to approximately US$207.4 million, as compared to US$185.1 million in 2019 due primarily to higher exports of yam, ackee, sauces and other food exports.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2020:

Exports

	2016	2017	2018(1)	2019(1)	2020

	(in millions of US$)
Traditional Exports
Agriculture
Banana	0.3	0.5	0.6	0.6	0.7
Citrus	1.8	1.2	1.0	0.8	0.4
Coffee	27.6	19.4	14.8	11.9	15.8
Cocoa	0.9	0.4	0.4	0.5	0.4
Pimento	2.5	2.1	1.9	2.3	1.2

Total	33.1	23.6	18.7	16.1	18.5
Mining and Quarrying
Bauxite	91.8	83.8	100.3	95.8	88.6
Alumina	444.0	570.3	1,122.1	706.8	425.8
Gypsum	0.0	0.0	0.0	0.0	0.0

Total	535.8	654.1	1,222.4	802.6	514.4
Manufacturing
Sugar	14.2	14.4	16.0	10.2	6.5
Rum	39.6	41.1	45.8	56.0	54.5
Citrus Products	0.3	0.1	0.1	0.2	0.1
Coffee Products	2.6	4.1	3.5	4.2	2.6
Cocoa Products	0.5	0.7	0.5	0.6	0.6

Total	57.2	60.4	65.9	71.2	64.3

Total Traditional Exports	626.1	738.1	1,307.0	889.9	597.2

Non-Traditional Exports
Food and Beverage
Pumpkins	0.2	0.3	0.2	0.3	0.3
Dasheens	1.4	1.4	1.8	1.8	1.8
Sweet Potatoes	3.1	3.3	3.2	3.8	4.3
Yams	25.8	29.5	29.6	30.1	37.4
Papayas	4.4	4.4	3.8	2.0	0.7
Ackee	21.1	15.9	15.7	20.2	21.7
Other Fruits and Fruit Preparations .	5.9	6.1	7.0	5.9	5.5
Meat and Meat Preparations	6.8	7.6	8.2	8.7	9.4
Dairy Products and Birds’ Eggs	7.8	7.8	8.3	8.3	9.8
Fish, Crustaceans and Mollusks	11.7	12.9	9.3	9.7	10.5
Sauces	19.2	19.6	20.3	24.0	29.7
Other Food Exports	62.3	72.4	69.1	70.3	76.3
Beverages and Tobacco (excluding rum)	49.2	70.1	66.5	72.1	73.4

Total	218.9	251.3	243.0	257.2	280.8
Inedible Materials
Limestone	3.5	3.9	3.4	3.6	3.5
Waste and Scrap	11.4	14.9	14.8	11.6	7.9
Other	5.2	5.6	5.1	4.5	5.3

Total	20.1	24.4	23.3	19.7	16.7
Mineral Fuels and related products	172.7	233.3	279.1	297.1	220.3
Ethanol	0.0	0.0	0.0	0.0	0.0
Apparel	1.7	2.0	1.7	1.7	0.9
Furniture	0.8	0.7	0.6	0.7	0.3
Other Exports	50.5	43.4	50.8	49.8	48.8

Total	225.7	279.4	332.2	349.3	270.3

Total Non-Traditional Exports	464.7	555.1	598.5	626.2	567.8

Re-Exports	97.4	70.6	55.2	137.0	53.7

Total Exports	1,188.2	1,363.9	1,960.7	1,653.1	1,218.7

(1)	Revised.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the EU pursuant to the CPA. The EPA, which replaces the trade provisions of the CPA, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as at January 1, 2009. The EPA is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component. Under the 10th European Development Fund’s Caribbean Regional Indicative Programme, approximately €72.0 million were allocated to CARIFORUM States for the EPA Implementation. At the national level, Jamaica is in the process of implementing two projects in respect of the EPA.

The EPA Capacity Building Project (“EPA I”), which was signed on May 4, 2012 in the amount of €2.25 million, is designed to enhance Jamaica’s competitiveness goals as outlined in the National Export Strategy and Vision 2030 Jamaica – National Development Plan. The accreditation of official testing laboratories, which is one aspect of the project, will mostly address ISO 17025 standards since this is the internationally recognized standard under the provisions of the WTO Agreement on Technical Barriers to Trade. Capacity building interventions are being undertaken in food-related laboratories which provide support to the export industry. The project aims to promote export competitiveness and food security.

The EPA Capacity Building Project (“EPA II”) was formulated through sector wide needs assessment/consultation with business support organizations and public sector food laboratories from November 2012 to February 2013. It is designed to enhance the supply-side micro and medium to small-sized enterprises and to continue capacity building within public sector laboratories and support accreditation agencies, aligning them with the strategic priorities of the Government of Jamaica. The expectation is that through these interventions, Jamaica’s agricultural health and food quality systems will attain a level of compliance which enhances food security and international competitiveness. Approximately €5.0 million was allocated for the EPA II to build on the initiatives undertaken under the EPA I. EPA II will expand its main focus to include addressing upstream problems from the supply side, broadening the EU action in creating a sustainable and enabling environment for increased market presence of Jamaican exports.

The EPA is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the CPA ended on September 30, 2009. As at October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the EPA. See “Jamaica—International Relationships—The CARIFORUM-EU Economic Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings for the years 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020. This was due to the exit of the major exporter from the market, as a result of devastating hurricanes in recent years. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

Imports

Merchandise imports decreased by 26.4% in 2020 to US$4,712.4 million from US$6,403.4 million in 2019. This decrease in the value of imports was due in part to lower spending on mineral fuels and related products, machinery and transport equipment, manufactured goods, chemicals, food and beverages and tobacco. Mineral fuels and related products imports decreased in 2020 by 48.8% to US$884.2 million compared to US$1,726.7 million in 2019 due to lower imports of crude oil, partly refined petroleum, bunker c fuel oil and motor spirit. Imports of machinery and transport equipment decreased by 24.1% to US$1,111.9 million from US$1,464.3 million in 2019, due mainly to lower imports of passenger motor vehicles, other transport equipment and capital goods excluding motor cars. In 2020, food imports declined by 9.1% to US$932.6 million, down from US$1,025.6 million in 2019. In 2020, expenditure on manufactured goods declined by 18.7% to US$629.4 million primarily due to the decrease in the importation of iron and steel, manufacture of metals, non-metallic mineral manufactured goods, rubber manufactured products, as well as textile yarn, fabrics and made-up articles. Imports of beverages and tobacco declined by 35.5% to US$54.5 million, down from US$84.5 million in 2019. For the purposes of this discussion, imports include cost, insurance and freight values and include free-zone imports and exclude goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2020:

Imports (c.i.f.)(1)

	2016	2017	2018	2019(2)	2020

	(in millions of US$)
Mineral Fuels and related products	943.2	1,370.6	1,610.2	1,726.7	884.2
Machinery	1,092.8	1,262.1	1,420.5	1,464.3	1,111.9
Food	848.8	839.8	908.9	1,025.6	932.6
Beverages and Tobacco	59.2	68.6	67.6	84.5	54.5
Crude Materials (excl. Fuels)	60.2	70.4	75.0	66.8	73.3
Animal and Vegetable Oils and Fats	18.0	47.1	34.7	35.8	36.6
Chemicals	557.1	664.6	762.3	654.9	571.2
Manufactured Goods	576.6	670.5	753.1	774.1	629.4
Miscellaneous Manufactured Articles	446.2	523.5	533.3	570.6	418.6
Other	19.8	20.2	4.9	0.1	0.1

Total Imports	4,621.9	5,537.4	6,170.5	6,403.4	4,712.4

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Trading Partners

The major trading partners for Jamaica’s exports in 2020 were the United States of America, Canada, the Netherlands, Iceland and the Russian Federation. Alumina was the major commodity exported to the European countries. The main trading partners for imports in 2020 were the United States of America, China, Brazil, Japan and Trinidad and Tobago. The following tables show the direction of trade for the five years ended December 31, 2020:

Exports (f.o.b.) by Destination

	2016	2017	2018	20191)	2020

	(in millions of US$)
NAFTA	636.3	683.4	809.8	771.7	687.3
of which USA	487.9	535.3	588.5	632.3	568.5
of which Canada	144.6	138.2	219.1	137.2	118.0
European Union	205.9	259.5	330.6	323.9	167.4
of which UK	49.8	51.3	47.3	56.8	54.9
CARICOM	89.8	80.0	78.5	94.2	76.3
Japan	19.8	12.3	9.5	8.3	8.7
Other countries	236.4	328.7	732.3	455.0	279.0

Total	1,188.2	1,363.9	1,960.7	1,653.1	1,218.7

(1)	Revised.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2016	2017	2018	2019(2)	2020

	(in millions of US$)
NAFTA	2,138.1	2,742.5	3,032.3	3,139.6	2,056.0
of which USA	1,855.9	2,433.0	2,740.7	2,912.9	1,850.8
of which Canada	87.1	97.2	128.2	106.0	97.9
European Union	434.8	453.2	566.7	554.3	433.0
of which UK	66.8	62.9	83.9	98.4	76.5
CARICOM	479.8	422.0	476.9	302.7	253.4
Japan	213.4	268.4	256.9	298.5	208.0
Other countries	1,355.8	1,651.3	1,837.7	2,108.3	1,762.0

Total	4,621.9	5,537.4	6,170.5	6,403.4	4,712.4

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.

Source: Statistical Institute of Jamaica.

Foreign Direct Investment

FDI inflows peaked in 2008 at US$1,436.6 million, or 10.9% of GDP, before decreasing by 62.3% in 2009 as a result of the global economic recession. In 2011, FDI reached a low of US$218.2 million. Since 2012, FDI inflows have increased steadily to US$928 million (or 6.6% of GDP) in 2016, followed by a decrease of (US$39.2) million to US$888.8 million (or 5.9% of GDP) in 2017, according to the provisional numbers. In 2019, there was a decrease of US$109.2 million to US$665.4 million. This decrease was followed by a further reduction in 2020, when there was a decrease of US$340.3 million to US$325.1 million. This decrease was primarily due to the global economic recession brought on by the COVID-19 pandemic, which led to lower investment flows primarily for mining and energy by US$342.1 million, as well as lower flows for tourism of US$33.7 million. This was partially offset by an increase of US$36.4 million in inflows from the information, communications and technology industry.

Annual FDI Flows to Jamaica by Region: 2008 to 2020

Quarterly FDI Flows to Jamaica by Region: 2014 Q1 to 2020 Q4

Source: Bank of Jamaica

Portfolio Investments

For 2020, portfolio investments recorded a net borrowing balance of US$456.2 million relative to a net borrowing balance of US$607.7 million for 2019. The net borrowing balance for 2020 largely arose from a decrease in portfolio investment liabilities (inflows) of US$213.5 million, which was partly offset by a net reduction of portfolio investment assets amounting to US$62.1 million. The net decrease in portfolio liabilities (inflows) for 2020 was mainly attributable to a decline in Government long term debt securities. The impact of this was partially offset by an increase in the equity share of foreign residents in the JSE.

Portfolio Investments

	20191)	2020
A. Net Acquisition of Portfolio Assets (inflows)/outflows	(115.4)	(177.5)
Equity	22.0	39.0
Bonds	(137.5)	(216.5)
B. Net Incurrence of Portfolio Liabilities inflows/(outflows)	492.3	278.8
Equity	257.2	372.8
Bonds	235.1	(94.0)
C. Net Portfolio Investments Balance [A minus B] (inflows)/outflows	(607.7)	(456.3)

(1)	Revised.

International Reserves

Net international reserves of the BOJ decreased to US$3,126.1 million as at December 31, 2020, from US$3,162.5 million as at December 31, 2019. Gross international reserves as at December 31, 2020 were US$4,081.1 million, or approximately 38.8 weeks of goods and services imports.

As of March 31, 2021, net international reserves of the BOJ were US$3,319.3 million, with gross international reserves at US$4,243.5 million or approximately 38.7 weeks of goods and services imports.

The following table shows the BOJ’s international reserves for the period December 31, 2016 to December 31, 2020 and also to March 31, 2021.

International Reserves

	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	March 31, 2021

	(in millions of US$)
Supplementary Fund	346.5	348.2	467.5	695.3	715.5	712.5
Special Drawing Rights	270.6	271.9	246.3	229.4	224.5	217.7
Other Reserves	2,674.3	3,161.1	2,818.2	2,706.4	3,141.1	3,313.3
Gross International Reserves	3,291.5	3,781.2	3,532.0	3,631.1	4,081.1	4,243.5
Total Foreign Liabilities	572.1	572.9	526.6	468.6	955.0	924.2
Net International Reserves	2,719.4	3,208.3	3,005.4	3,162.5	3,126.1	3,319.3
Gross Reserves in Weeks of Merchandise Imports	40.1	36.9	32.8	33.8	54.0	53.7
Gross Reserves in Weeks of Goods and Services Imports	24.5	25.2	19.5	22.9	38.8	38.7

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow in foreign currency. Non-residents are also permitted to invest and borrow in both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments. In addition, an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaica dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target.

Resulting from the modernization of Jamaica’s foreign exchange market and increased two-way movement of the currency, in June 2018, Jamaica’s exchange rate arrangement was reclassified by the IIMF to ‘floating’, retroactively from September 2017, from a ‘stabilized arrangement’. The floating exchange rate regime corresponds to a lower minimum reserve adequacy requirement based on the IMF’s Assessing Reserve Adequacy (“ARA”) metric. This development resulted in a significant improvement in the country’s reserve adequacy.

During 2020, the Jamaican dollar gradually depreciated against the US dollar, with the JA/US dollar exchange rate rising from J$132.57 per US$1.00 at December 31, 2019 to J$142.65 per US$1.00 at December 31, 2020, a depreciation of 7.6%. This was the result of increased end-user demand for both portfolio and real sector purposes.

In 2020, total purchases in US dollars reported by authorized foreign currency traders increased to US$11,131.3 million from US$11,071.5 million in 2019. In 2020, total sales increased to US$11,805.9 million from US$11,286.0 million in 2019. During 2020, the BOJ’s intervention in the market resulted in net foreign currency sale of US$312.3 million via the trading room relative to net foreign currency sale of US$395.0 million via the trading room in 2019.

The official exchange rate as at March 31, 2021 was J$146.58 per US$1.00, representing an annual depreciation of 8.3% relative to the annual depreciation of 3.8% as at December 31, 2019.

The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the BOJ for US dollars on March 31, 2021 was J$146.58 per US$1.00. See “Exchange Rates.”

PUBLIC FINANCE

The Central Government Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the FRF, the Minister of Finance and the Public Service has the responsibility of preparing estimates of revenue and expenditure and submitting those estimates to Parliament for approval before the beginning of the fiscal year to which they relate. In addition, the Minister of Finance must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and the Public Service, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Under the aegis of the enhanced fiscal rules which were legislated in March 2014, Parliament is required to approve the budget prior to the start of the fiscal year to which the budget relates—that is, no later than March 31.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the Central Government, while capital expenditure refers to the Central Government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica has made significant progress in reducing its public debt-to-GDP ratio in recent years, but it still remains relatively high. This indebtedness has impacted the ability of the Government to increase its spending in critical areas such as national security, education, healthcare, and infrastructure. Spending in these sectors is often supplemented through bilateral/multilateral (project) funding flows. Fiscal space has been limited, as payments to service the debt take precedence over expenditure for other policies and programs. Nevertheless, the Government remains committed to prioritizing the social protection program, in an effort to minimize any potentially adverse impact on the most vulnerable within the population. The allocations from revenues to education, healthcare, and national security have been mainly to cover the operating costs of these ministries/sectors, while the bilateral and multilateral (project) funding are utilized to supplement the capital budgets of these ministries. These funds are used to build and maintain schools, maintain hospital equipment and buildings in the health sector, and make infrastructural improvements. As part of the fiscal consolidation program, each year, the NHT transfers J$11.4 billion to the Central Government, under its financial distributions policy. The NHT support is set to expire by March 31, 2026. The proceeds from the NHT form part of the overall financial distributions that come from public bodies. These proceeds are paid quarterly and are recorded under Non-Tax Revenue.

The following table shows Jamaica’s fiscal results for FY 2017/18 through FY 2020/21 and projections for FY 2021/22:

Government Revenue and Expenditure

In millions of J$

	2017/18(8)		2018/19(8)		2019/2020(8)	2020/21(8)	2021/22(9)
Revenue and Grants	560,773.6		628,985.2		649,759.2	575,401.1	672,668.3
Tax Revenue	496,894.6		542,919.4		579,397.1	505,686.7	572,461.2
Income and Profits	131,111.4		143,519.1		159,726.1	161,429.4	167,511.9
Production and Consumption	175,895.2		191,452.7		201,343.1	172,675.9	202,822.7
Of which GCT (local)	90,817.0		100,695.0		109,303.8	91,191.6	110,850.3
International Trade	189,888.0		207,947.6		218,327.9	171,581.3	202,126.7
Non-Tax Revenue(1)	53,249.9		72,850.5		64,505.2	62,182.6	94,185.2	(14)
Bauxite Levy	127.5		136.5		0.0	0.0	148.7
Capital Revenue(2)	4,887.1		2,531.7		1,200.2	352.1	96.4
Grants	5,614.4		10,547.0		4,656.8	7,179.7	5,776.8
Expenditure	552,050.1	(10.1)	604,597.5	(10.2)	630,354.4	635,911.3	667,247.9
Recurrent Expenditure(3)	505,244.0		538,393.2		559,961.4	586,727.2	613,046.6
Programs	176,779.5		209,079.7		216,856.6	234,693.0	247,821.2
Compensation(4)	193,283.5		200,125.3		211,617.6	222,996.3	239,238.7
Of which Wages and Salaries	178,366.3		183,505.5		195,936.2	208,002.2	221,859.5
of which Back pay(5)	3,308.7		n.a.		n.a.	n.a.	n.a.
Of which Employer’s Contribution	14,917.2		16,619.8		15,681.4	14,994.1	17,379.2
Interest	135,181.0		129,188.1		131,487.3	129,037.9	125,986.7
Domestic	63,783.5		51,026.0		47,596.1	50,338.6	50,346.0
Foreign	71,397.5		78,162.1		83,891.2	78,699.2	75,640.7
Capital Expenditure(6)	46,806.1		66,204.3		70,392.9	49,184.1	54,201.3
Fiscal Surplus (Deficit)	8,723.4		24,387.7		19,404.8	(60,510.2)	5,420.4
Loan Receipts	207,133.0		114,180.1		126,060.1	221,924.9	130,305.6
External	134,238.8		37,626.9		51,081.4	55,832.0	40,326.1
Domestic	72,894.2		76,553.2		74,978.7	166,092.9	89,979.5
Amortization	232,289.9		132,990.1		169,046.6	159,085.5	146,258.5
External	63,662.3		52,982.0		98,565.9	46,307.3	81,846.6
Domestic	168,627.6		80,008.1		70,480.6	112,778.2	64,411.9
Other Inflows(12)	11,400.1		27,894.9		104,174.9	3,338.5	4,348.7
Other Outflows(13)	14,260.6		35,039.7		37,933.2	36,967.0	17,274.7
Primary Surplus (Deficit)	143,904.4	(11.1)	153,575.8	(11.2)	150,892.1	68,527.7	131,407.1
Overall Surplus (Deficit)	(19,294.1)		(1,567.1)		42,660.0	(31,299.3)	(23,458.5)
GDP(7)	1,927,201.6		2,052,874.7		2,130,102.5	1,948,019.2 [15]	2,154,021.9

Source: Ministry of Finance and the Public Service and the Planning Institute of Jamaica.

(1)	Non-tax revenue includes user fees, dividends from government owned entities and interest revenue.
(2)	Capital revenue includes loan repayments.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)

Based on adoption of a Revised Chart of Accounts beginning with the FY 2016/17 Budget, consistent with the IMF’s Government Finance Statistics, the fiscal accounts now show a category called Compensation of Employees broken out into (a) wages and salaries paid to employees and (b) contributions made by the Government toward statutory deductions and health insurance.

(5)

Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years. There is no back pay programmed for FY 2021/22; all arrears were cleared as at March 31, 2018.

(6)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(7)

The GDP figures for FY 2017/18 through FY 2019/20 have been revised based on the most recent release of the GDP data from the Statistical Institute of Jamaica (STATIN). The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1996 to 2007.

(8)	Actual Outturns.
(9)	The figures provided in this column represent the Original Budget for FY 2021/22.
(10.1)	This figure of J$552,052.2 million excludes BPO capital expenditure of J$1,627.3 million. With BPO inclusion, the total expenditure would be J$553,677.5 million.
(10.2)	This figure of J$604,597.5 million excludes BPO capital expenditure of J$1,649.6 million. With BPO inclusion, the total expenditure would be J$606,247.1 million.

(11.1)	This figure of J$143,904.4 million is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$142,277.1 million.
(11.2)	This figure of J$153,575.8 million is higher because of the inclusion of BPO capital expenditure. Without the BPO inclusion, the primary surplus would be J$151,926.2 million.
(12)	Other Inflows include receipts associated with the PetroCaribe Development Fund (PCDF) which has been reintegrated into the Central Government and divestment proceeds.
(13)	Other Outflows include loans provided by the Central Government to Public Bodies.
(14)

The projection for Non-Tax revenue for FY 2021/22 includes expected distribution of J$33,155.0 million from the BOJ to the Government, in accordance with the Bank of Jamaica Act, from accumulated profits for the period 2018-2020 less unrealized gains as at December 31, 2020.

(15)	This represents the estimate for Nominal GDP for FY 2020/21. The expected release date for the actual outturn is June 30, 2021.

Revenue and Expenditure for FY 2020/2021

Jamaica posted a fiscal deficit in FY 2020/21 of J$60.5 billion or an estimated 3.1% of GDP. This followed a fiscal surplus in FY 2019/20 of J$19.4 billion or 0.9% of GDP, and a fiscal surplus in FY 2018/19 of J$24.4 billion or 1.2% of GDP. The deterioration in the fiscal position for FY 2020/21 compared to the previous fiscal year is primarily due to the impact of the COVID-19 pandemic. Compared to FY 2019/20, revenue and grants inflows were significantly lower, while expenditure increased, largely driven by spending related to the Covid Allocation of Resources for Employees Programme – a temporary cash transfer program which was implemented by the Government to cushion the economic impact of the COVID-19 pandemic on individuals and businesses. In comparison to the originally budgeted 0.0% of GDP fiscal balance, a fiscal deficit of 3.1% of GDP is estimated for FY 2020/21. Revenues and grants were below the original target by J$85.5 billion or 12.9% and lower than the revised target by J$1.1 billion or 0.2%, while expenditure was J$25.1 billion or 3.8% below the original budget and J$18.6 billion or 2.8% below the revised budget. The House of Representatives approved revisions to the original budget in June 2020, October 2020 and January 2021 against the background of the COVID-19 pandemic which negatively impacted the macroeconomic outlook and, consequently, the fiscal projections. Jamaica has maintained relatively high primary surpluses over the last six years. The fiscal operations recorded primary surpluses of an estimated 3.5% of GDP in FY 2020/21, 7.1% of GDP in FY 2019/20, 7.5% of GDP in FY 2018/19, and 7.5% of GDP in FY 2017/18. The primary surplus for FY 2020/21 amounted to J$68.5 billion, compared to the original target of J$132.5 billion and the revised target of J$58.2 billion.

Overall, revenue and grants were J$575.4 billion, or 12.9% below the original target for FY 2020/21 and J$1.1 billion or 0.2% below the revised budget. This compares to J$15.4 billion, or 2.4%above the original target for FY 2019/20. The operations of the overall public sector generated an estimated deficit of approximately 3.1% of GDP in FY 2020/21, and surpluses of 0.8% of GDP in FY 2019/20, 2.4% of GDP in FY 2018/19, and 0.9% of GDP in FY 2017/18. The originally budgeted overall public sector balance was a surplus of 0.1% of GDP, with the revised target for FY 2020/21 being a deficit of 4.7% of GDP.

Revenue and Grants

Total revenue and grants for the Central Government for FY 2020/21 were J$575.4 billion, or an estimated 29.5% of GDP. This represents a decrease of J$74.4 billion or 11.4% over total revenue and grants collected in FY 2019/20. Collections in FY 2020/21 were J$85.5 billion or 12.9% below the originally budgeted levels, and J$1.1 billion or 0.2% below the revised budget. Tax revenues of J$505.7 billion accounted primarily for the decline in revenue and grants, falling below the original budget by J$83.1 billion or 14.1%, and lower than the revised budget by approximately J$3.2 billion or 0.6%. Tax revenue for FY 2020/21 declined by 12.7% when compared to FY 2019/20. Non-Tax Revenue under-performed relative to the original budget as well as the revised budget. Non-Tax Revenue of J$62.2 billion for FY 2020/21 was J$5.1 billion or 7.6% below the original budget, and approximately J$0.2 billion or 0.3% below the revised budget. The outturn was 3.6% lower than the Non-Tax Revenue for FY 2019/20. Grant inflows over-performed relative to the original budget, as well as the revised budget. Grant receipts for FY 2020/21 totaled J$7.2 billion, 65.5% above the original budget, and 43.2% above the revised budget. Capital Revenue over-performed relative to the original budget and the revised budget. Capital Revenue of J$0.4 billion was 4.8% above the original budget, and 633.6% above the revised budget.

Expenditure

Total expenditure (excluding amortization) for FY 2020/21 was J$635.9 billion, or an estimated 32.6% of GDP. This represented a 0.9% increase over FY 2019/20 and was J$25.1 billion or 3.8% below the original budget, but J$18.6 billion or 2.8% below the revised budget. Recurrent expenditure totaled J$586.8 billion in FY 2020/21, representing 92.3% of total expenditure, with capital expenditure representing 7.7% of total expenditure. Recurrent expenditure was J$0.1 billion lower than originally budgeted, and J$15.8 billion or 2.6% below the revised budget, as a result of lower than targeted spending on all expenditure items.

Recurrent programs represented 39.7% of total recurrent expenditure in FY 2020/21compared to 38.7% in FY 2019/20. Similarly, Compensation of Employees represented 37.7% of recurrent expenditure in FY 2020/21 compared to 37.8% in FY 2019/20. Interest costs represented 20.3% of total expenditure in FY 2020/21, 20.9% of total expenditure in FY 2019/20, and 21.4% of total expenditure in FY 2018/19. Interest expenditure consumed 22.4% of total revenue and grants in FY 2020/21, compared to 20.2% in FY 2019/20 and 20.5% in FY 2018/19. Interest costs as a percentage of total revenue and grants have averaged 21.1% over the last three years.

Expenditure on compensation of employees in FY 2020/21 increased to J$223.0 billion, or by 5.4%, compared to J$211.6 billion in FY 2019/20, due primarily to payment of new salary rates to public sector workers in accordance with the wage agreement for the April 2017 to March 2021 contract period.

Interest costs of J$129.0 billion were J$3.6 billion below the original budget and J$7.2 billion below the revised budget, and included domestic interest costs of J$50.3 billion and foreign interest costs of J$78.7 billion. Domestic interest costs were J$5.1 billion or 9.2% below the original budget and J$3.4 billion or 6.4% below the revised budget. Foreign interest costs were J$1.5 billion or 2.0% above the original budget but J$3.8 billion or 4.6% below the revised budget.

The interest costs for FY 2020/21 were $2.4 billion or 1.9% lower than the total of $131.4 billion for FY 2019/20. In FY 2020/21, interest payments amounted to an estimated 6.6% of GDP, which represents an increase relative to FY 2019/20, when interest payments accounted for 6.2% of GDP. The increase in the interest payment-to-GDP ratio reflects the estimated sharp decline in GDP for FY 2020/21.

FY 2021/22 Original Budget

The Government’s target for FY 2021/22 is a primary surplus of 6.1% of GDP, equivalent to J$131.4 billion, and a fiscal surplus of 0.3% of GDP, equivalent to J$5.4 billion. Revenue and grant inflows are projected at J$672.7 billion with expenditure at J$667.2 billion.

Revenue and Grants

The revenue and grants projection for FY 2021/22 represents 31.2% of the projected GDP, an increase of 1.7 percentage points above the estimated 29.5% in FY 2020/21. Tax revenue of J$572.5 billion is estimated to account for 85.1% of total revenue and grants, 2.8 percentage points lower than in FY 2020/21.

Tax revenue is budgeted to increase by 13.2% or J$66.8 billion, above collections in FY 2020/21, due mainly to the projected economic expansion in nominal income, with the revised forecast of nominal GDP showing a rise by 5.2% in FY 2021/22.

Grant receipts are budgeted to decrease by J$1.4 billion, or 19.5% below FY 2020/2021 inflows.

Expenditure

Expenditure (less amortization) is budgeted to increase by 4.9% over FY 2020/21 due to higher recurrent expenditure and capital expenditure. The FY 2021/22 expenditure budget is projected to be J$667.2 billion, comprised of J$613.0 billion for recurrent expenditure and J$54.2 billion for spending on capital projects. Of the recurrent budget, J$247.8 billion is allocated to recurrent programs, J$239.2 billion is allocated to Compensation of Employees comprised of J$221.9 billion and J$17.4 billion for wages and salaries and employers contribution, respectively and J$126.0 billion is allocated to interest payments. The expenditure on wages and salaries is budgeted to increase by 7.3% in FY 2021/22. This increase is due primarily to expected increase in wages and salaries to public sector employees following the conclusion of wage negotiations which are currently being undertaken for the 2021 to 2025 contract period.

In the medium-term, the Government is targeting a primary surplus of 5.4% of GDP. The contribution of expenditure towards the achievement of these targets is embodied in the FY 2021/22 expenditure profile, with total expenditure of J$830.8 billion. This is comprised of expenditure of J$667.2 billion, debt amortization payments of J$146.3 billion and other outflows of J$17.3 billion. Debt-servicing is projected to be approximately J$272.2 billion and accounts for the largest portion of the overall budget at 32.8%, followed by education services at J$118.6 billion or 14.3% and health services at J$89.3 billion or 10.7%. The projected debt service for FY 2021/22 shows a decrease of J$15.9 billion, or 1.9 percentage point in the share of the overall expenditure, net of appropriations-in-aid, when compared to the FY 2020/21 outturn of J$288.1 billion, or 34.6% of overall expenditure.

The Government’s financing requirement for FY 2021/22 amounts to J$158.1 billion. There is a net cash need of J$23.5 billion after amortization payments of J$146.3 billion and other outflows of J$17.3 billion, partially offset by a projected fiscal surplus of J$5.4 billion, are financed by loan receipts of J$130.3 billion and other inflows of J$4.3 billion. This net cash need will be covered by cash reserves.

Wage Developments

In light of the expected increase in wages and salaries for FY 2021/22, following the conclusion of ongoing wage negotiations in relation to the four-year wage contract period commencing April 2021, provisions have been made in the budget to meet the projected increases. For FY 2021/22, the wage bill, as a percentage of GDP, is projected to be 10.3%. The wage bill for FY 2020/21 was an estimated 10.7% of GDP.

Taxes and Tax Reform

History

Since independence, the Jamaican tax system has been dependent on a multiplicity of indirect taxes, including on international trade, and an income tax system with different marginal tax rates and several deductible allowances. Jamaica has engaged in major tax reform in the mid-1980s as well as the 1990s. In 2004, a comprehensive study of Jamaica’s tax system by a university found that the system, while it had a sound basic structure, had major problems. Since 2004, the Government has sought to address some of the issues identified in the study, including improving receipts from indirect taxes through increasing the general consumption tax (“GCT”) and enhancing the effectiveness of tax administration.

During 2009, 2010 and 2011, the Government introduced additional tax measures aimed at increasing revenue as a percentage of GDP. Following a Green Paper on Tax Reform issued by the Ministry of Finance and the Public Service in May 2011, a White Paper on Tax Reform 2012 was issued on November 15, 2012. The Green Paper and White Paper on Tax Reform focused on several areas to be reformed over a three-year period. These reforms included, among others, the following: removing basic food from the tax system; reducing the statutory corporate income tax rate to be competitive with regional and international competitors; imposing withholding tax on dividends; overhauling capital allowances regime; preventing tax delinquents from benefiting from tax incentives and tax credits for research and development; limiting capital gains tax in lieu of a reduced transfer tax; and enhancing tax administration to increase compliance.

As part of the Economic Reform Program (“ERP”), the Government committed itself to tax reforms that strengthen tax administration and significantly cut back the granting of tax incentives, exemptions and zero rates. The tax reform is meant to be targeted to significantly broaden the tax base, simplify the tax system, reduce economic distortions in the system and pave the way for a phased reduction in tax rates to a competitive level.

FY 2015/16, FY 2016/17, FY 2017/18 and FY 2018/19

Revenue measures implemented for FY 2015/16, FY 2016/17, FY 2017/18 and FY 2018/19 included, among others, the following:

•

On April 1, 2015, a GCT on the consumption of electricity for residential purposes was re-imposed at the standard rate of 16.5% on customers whose monthly consumption is in excess of 350 kWh. This threshold was revised in 2017 to 150 kWh.

•

Effective March 2015, outdated fees for trade and business licenses last amended in 1987 were rationalized to reflect the current economic cost of administering the Licences under the Trade and Business Act.

•

For FY 2015/16, the Government of Jamaica introduced as one of its revenue measures the withholding tax on specified services (“WTSS”), which resulted in the insertion of new Sections 31B and 31C as amendments to the Income Tax Act. The 3% tax took effect on May 1, 2015, however the effective date of implementation was September 1, 2015. The WTSS is designed to improve compliance in the service industry by mandating that certain service providers, including the major professions, file an income tax return in order to obtain a credit for the tax withheld at source.

•

Transfer pricing rules were introduced in December 2015 as a mechanism to protect Jamaica’s tax revenue from base erosion and profit-shifting strategies carried out by Multi-National Enterprises. The rules reflect a clarification and enhancement of anti-avoidance provisions first introduced in 1970. The transfer pricing regime for income tax purposes was implemented through the passage of the Income Tax (Amendment) (No. 2) Act 2015 and the accompanying Income Tax (Transfer Pricing Documentation) Regulations 2015. The transfer pricing rules, which are based on the arm’s length principle and in accordance with Organisation of Economic Co-Operation Development (“OECD”) standards, took full effect in the year of assessment, 2016.

•

To stimulate investment in the Junior Stock Market in 2009, the Income Tax (Jamaica Stock Exchange Junior Market (Remission) Notice, 2009) was introduced. The Notice stipulated that 100% of the payment of income tax by listed companies would be waived for a period of five years and a further 50% of income tax would be waived for an additional five years, bringing the incentive period to a total of ten years. Section 93 of the Income Tax Act was later amended to allow for the continuation of the tax incentive to the Junior Stock Market as outlined in the Seventh Schedule of the Income Tax Act, which was repealed and replaced with new conditions.

•	The SCT on cigarettes was increased in March 2015 to J$12 per stick, further increased to J$14 per stick in May 2016, and again increased to J$17 per stick in March 2017.

•

The Personal Income Tax (“PIT”) annual threshold was increased in two phases to J$1,500,096. On July 1, 2016, the annual threshold moved from J$592,800 to J$1,000,272, and the second phase increased the annual threshold to J$1,500,096 in April 2017. Statutory income of individuals earning in excess of J$6 million now attracts a rate of 30% on the excess. For FY 2016/17, taxes garnered from the increased PIT threshold were J$3.1 billion higher than predicted.

•

In FY 2017/18, a GCT on group health insurance premiums was introduced at the standard rate of 16.5% as a means of broadening the GCT tax base within the context of a shift in tax strategy from direct to indirect taxes. The measure became effective in April 2017.

•	Effective May 13, 2016, SCT rates were increased by J$7 per liter on E10 87, E10 90, Diesel and Ultralow Sulphur Diesel.

•

In 2016, an SCT was introduced on LNG and a revision of the Heavy Fuel Oil (“HFO”) regime was implemented. LNG was subject to the standard rate of GCT; however, the amendment removed the GCT and imposed the SCT at J$4.56 per mmbtu (the measurement of LNG). HFO was increased from J$0.1512 per liter to J$2.0006, effective May 13, 2016. The SCT imposed on LNG, however, was never gazetted, thus no SCT has been collected from this revenue measure.

•

Effective June 1, 2016, the departure tax was increased to US$35. The previous departure tax was US$20 but was converted to Jamaican dollars, resulting in a reduction based on the devaluation of the Jamaica dollar to US$14.

•	In FY 2017/18, there was an across-the-board increase of 20% on motor vehicle license and associated fees.

The tables below detail the asset tax rates:

Asset Tax – Regulated Entities

Value of Asset	Rates Y/A 2013 and 2014 (%)	New Rates Y/A 2015 (Due March 15, 2015) (%)	New Rates Y/A 2016 (Due March 15, 2016) (%)
Entities regulated by BOJ – Asset Value defined by BOJ	0.14	0.25	0.25
Life Insurance Co. (for 1 year after which it reverted to the rate being paid by other regulated entities)	0.14	1.00	0.25

Asset Tax – Unregulated Entities

Value of Asset	Rates Y/A 2013 and 2014 (J$)		New Years from Y/ A 2015 (Due March 15, 2015) (J$)
<$50,000	5,000		5,000
$50,000 and over but less than $500,000	25,000	(1)	25,000	(1)
$500,000 and over but less than $5M	50,000		100,000
$5M and over but less than $50M	75,000		150,000
$50M and over	100,000		200,000

(1)	There is no change in the above rates

FY 2019/2020

Revenue measures implemented for FY 2019/20 included the following:

•

The increase in the Annual General Consumption Tax (“GCT”) threshold: The annual GCT threshold was last increased in 2009 to J$3,000,000 up from J$1,000,000. Effective as of April 1, 2019, the new measure will see an increase in the threshold to J$10,000,000 per annum, or an average of J$833,333.3 per month, up from the existing J$3,000,000 per annum. The increase in the threshold is geared towards stimulating economic activity, particularly, in the micro and small business sectors while fostering economic growth.

Under the new Revenue Measures persons whose gross annual sales are less than J$10,000,000 will no longer be obligated to register for GCT and those already registered will no longer be required to file a monthly GCT Return. However taxpayer’s with gross supplies falling below the threshold, may apply to the Commissioner General of TAJ for voluntary registration.

The new measure is expected to result in savings to the Government from reduced administrative cost as well as savings to micro and some small businesses from removing the requirement to register and file GCT Returns. Reduction in revenue is estimated at J$0.7 billion.

•

Stamp Duty Reform. The measure will see an amendment to the Stamp Duty Act to supplant the ad valorem stamp duty rates payable on any instrument pursuant to the Stamp Duty Act, including the granting of security as collateral for loans, with a specific (flat rate) stamp duty of J$100.00 per document/parcel related to transactions valued below J$500,000.00 and a flat stamp duty of J$5,000.00 per document/parcel related to transactions valued at J$500,000 or more to be effective from April 1, 2019.

This measure is expected to stimulate property development, real-estate activities, economic growth and job creation. Reduction in revenue is estimated at J$6.7 billion.

•

Transfer Tax Reform. Effective as of April 1, 2019, this reform will cause a reduction (from 5% to 2%) in the Transfer Tax payable on real property and financial instruments. The rate of tax on inter vivos transactions was last increased from 4% to 5% on April 1 2013. The decrease in rate (from 5% to 2%) of the Transfer Tax payable on the transfer of real property and financial instruments is aimed at stimulating, greater competition and activity in, and access to credit markets, greater business and economic activity, property development, real estate activities and economic growth and job creation. Reduction in revenue is estimated at J$3.4 billion.

•

Increase in the Transfer Tax (i.e. Estate Tax) threshold applicable to the estate of deceased persons. The Transfer Tax threshold was last increased on June 1, 2005 to J$100,000 up from J$10,000. The new measure will see an increase in the threshold from J$100,000 to J$10,000,000.

The increase in the threshold is aimed at enabling beneficiaries to utilize the equity in inherited properties to leverage economic opportunities. Reduction in revenue is estimated at J$0.3 billion.

•

Modified Assets Tax. Asset tax is no longer applicable to non-financial institutions. The tax which had not been increased since 2015 ranged from J$5,000 to J$200,000. It will not be payable by non-financial institutions with effect from year of assessment 2019.

The measure is expected to lower costs for micro and small businesses and better align taxation with profitability. Reduction is revenue estimated at J$1.8 billion.

FY 2020/21

Revenue measures implemented for FY 2020/21 included the following:

•

Reduction in the Standard GCT Rate. Effective as of April 1, 2020, the standard GCT rate was reduced from 16.5% to 15%. This measure is expected to reduce the incentive for taxpayers to be non-compliant, incentivize all sectors through lower upfront costs and increased cash flow and will serve to encourage economic growth.

•

Reduction in the Asset Tax Rate. The proposed reduction will decrease the Asset Tax rate from .25% to .125%. Due to the COVID-19 pandemic, implementation has been postponed until 2022 and subsequent years of assessment. This reduction is the second phase of the reform of the Asset Tax Regime.

•

New Income Tax Credit. The tax credit applies to companies, both regulated and unregulated, with annual sales/revenue less than or equal to J$500 million. The credit claimable in respect of year of assessment 2020 (and subsequent years of assessment) is J$375,000 and is to be applied against tax payable. The credit cannot be carried forward nor result in a refund. The value of the credit is similar to the threshold benefit afforded to individuals.

FY 2021/22

Revenue measures implemented for FY 2021/22 included the following:

•	Imposition of a de minimis value of up to US$500 on outright, direct and permanent exports, for the purposes of the Customs Administrative Fee.

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Central Government Budget.” These statutory charges are paid without any requirement of parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and the Public Service overall responsibility for the management of Jamaica’s public debt. In November 2012, the House of Parliament approved the Public Debt Management Act, 2012, to make provision for the better management of the public debt. The legislation repealed the Loan Act of 1964 and several enactments related to the incurrence of debt by the Government and other connected matters. The Public Debt Management Act provides for the circumstances under which the Minister of Finance may borrow money, including to finance fiscal deficits, refinance any maturing or outstanding public debt and finance prepayments. The borrowing limits under the Public Debt Management Act are subject to the Financial Administration and Audit Act, as amended, which provides that the Minister of Finance may take any measure to, among others, reduce the fiscal balance to nil and reduce the total public debt of Jamaica to 96% of GDP by the end of March 31, 2020 and 60% of GDP by the end of the financial year ended March 31, 2026. As guided by the Public Debt Management Act, contingent liabilities as a percentage of GDP was 4.7% at December 31, 2020, increasing from 4.4% at end FY 2019/20 and is targeted to fall to 0.9% by FY 2026/27. The above-mentioned targets may be exceeded under limited circumstances including parliamentary approval allowing suspension of the fiscal rules for a specified period during the occurrence of major adverse shocks such as natural disasters or a severe economic contraction. If the above were to occur, there would be an automatic correction mechanism that would allow for deviations to be addressed in a systematic manner with specified adjustment levels relative to whether the deviations exceeded either the lower threshold of 1.5% of GDP or the upper threshold of 3.5% of GDP. Jamaica was declared a disaster area on account of the COVID-19 pandemic. The fiscal rules were suspended given that the fiscal impact exceeds the lower threshold of 1.5% of GDP. This has led to a pushback by two years of the debt-GDP target of 60% and Government guarantees as a percentage of GDP, to 2027/28. The public debt management framework was strengthened in October 2017 to improve the operational efficiency and effectiveness of debt management.

In keeping with international best practices, the Government of Jamaica adopted a revised definition of public debt on April 1, 2017. Under the old definition, public debt was defined as the sum of Central Government debt plus that of the central bank, the BOJ and external guarantees. The new definition defines public debt as the consolidated debt of Specified Public Sector except that of the BOJ, net of any cross holdings. The new definition broadens the coverage of debt reporting to include all debt held by the Specified Public Sector including all guaranteed and non-guaranteed debt. The adoption of the new debt definition in 2017 decreased the debt to GDP ratio by an estimated 3.6% at the end of FY 2020/21.

For FY 2020/21, the public debt to GDP is estimated at 109.7%, reversing the downward trajectory over recent years. Further, Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At March 31, 2021, Jamaica’s domestic debt was approximately J$795.2 billion, which excludes government-guaranteed securities. At December 31, 2020, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$31.9 billion, an increase of 4.4% when compared to the domestic debt level at December 31, 2019. Jamaica has incurred domestic debt primarily to provide budgetary financing.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At March 31, 2021, the extent of these internal guarantees was approximately J$31.9 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the JDX and NDX Initiatives (see below), which saw an exchange of some of the previously issued debt instruments. At December 31, 2020, 4.8% of the outstanding domestic debt was scheduled to mature within one year, 35.3% between one and five years and the remaining 59.9% after five years. The interest rate composition of the domestic debt at December 31, 2020 was 76.1% contracted on a fixed rate basis, while 23.9% was contracted on a floating interest rate basis and 0.01% was non-interest bearing.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. Further to the buy-back of US dollar denominated bonds in September 2018, there are no foreign currency denominated bonds in the stock of domestic debt.

At March 31, 2021, 6.6% of Jamaica’s domestic debt was scheduled to mature in one year, 32.5% in five years and the remaining 60.9% after five years. At March 31, 2021, approximately 23.3% of the domestic debt was on a floating rate basis, 76.7% on a fixed rate basis.

At December 31, 2020, Jamaica had J$766,132.8 billion of domestic bonds and securities outstanding, representing 98.7% of total domestic debt. This represented a J$32.7 billion, or 4.4%, an increase over the level outstanding at December 31, 2019. The remaining J$0.1 million, or 0.01%, is comprised of loans.

The outstanding stock of treasury bills at December 31, 2020, was J$10.3 billion, representing 1.3% of total domestic debt. Treasury bills are auctioned on a multiple-price basis.

The following table shows domestic debt by instrument type for the last five years as at December 31, 2020, and as at March 31, 2021:

Domestic Debt by Instrument Type

	December 31,					March 31,
	2016	2017	2018	2019	2020	2021

	(in millions of J$)
Securities
Treasury Bills	4,888.0	7,800.0	8,855.2	10,300.0	10,300.0	10,300.0
Local Registered Stocks	—	—	—	—	—	—
J$ Benchmark Notes(1)	714,457.8	703,242.5	693,992.9	682,532.7	712,801.6	731,596.8

Total	719,345.8	711,042.5	702,848.1	692,832.7	723,101.6	741,896.8

Bonds
Land	—	—	—	—	—	—
US$ Denominated	67,607.1	—	—	—	—	—
US$ Indexed	—	—	—	—	—	—
CPI Indexed Bonds (1)	44,783.8	46,938.7	49,019.0	50,918.4	53,331.2	53,285.3

Total	112,390.9	46,938.7	49,019.0	50,918.4	53,331.2	53,285.3

Loans
Commercial Banks	2,100.0	1,925.0	—	—	—	—
Other (including Public Sector)	483.2	369.4	253.9	150.8	50.2	—

Total	2,583.2	2,294.4	253.9	150.8	50.2	—

Total	834,319.9	760,275.8	752,120.9	743,902.1	776,483.2	795,225.0

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule over the next five years for domestic debt outstanding as at March 31, 2021:

Domestic Debt Amortization Schedule

as at March 31, 2021

	2021	2022	2023	2024	2025

	(in millions of J$)
Bonds(1)	46,076.9	45,672.0	116,222.5	68,158.5	128,917.4
Loans	—	—	—	—	—

Total	46,076.9	45,672.0	116,222.5	68,158.5	128,917.4

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule over the next five years for domestic debt outstanding as at March 31, 2021:

Central Government Domestic Debt Interest Schedule

as at March 31, 2021

	2021	2022	2023	2024	2025

	(in millions of J$)
Bonds(1)	37,847.1	53,233.7	50,779.3	49,361.6	43,741.7
Loans	497.1	497.1	497.1	497.1	497.1

Total	39344.2	53,730.8	51,276.4	49,858.7	44,238.8

(1)	Includes securities.

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure of domestic debt outstanding as at March 31, 2021:

Domestic Debt Maturity Structure

as at March 31, 2021

	Less than 1 year	1–5 years(1)	5–10 years(1)	10 years and over (2)	Total

	(in millions of J$)
J$ Benchmark Notes	42,209.2	258,533.2	206,565.6	277,617.0	784,924.9
US$-Denominated Notes and Loans	—	—	—	—	—
Treasury Bills	10,300.0	—	—	—	10,300.0
Commercial Bank and Public Sector Entity Loans	—	—	—	—	—
Other	—	—	—	—	—

Total	52,509.2	258,533.2	206,565.6	277,617.0	795,224.9

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and the Public Service.

The following table shows the interest rate composition of domestic debt outstanding as at March 31, 2021:

Domestic Debt Interest Rate Composition

as at March 31, 2021

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)
Variable Rate Debt	185,504.9	23.3
Fixed Rate Debt	609,720.1	76.7
Non-Interest-Bearing Debt	—	—

Total Debt	795,225.0	100.0

Source: Ministry of Finance and the Public Service.

External Debt

At March 31, 2021, total external debt was US$9,260.0 million, of which 97.95% was denominated in US dollars, 0.13% was denominated in Euro, 0.02% was denominated in Yen, 0.88% was denominated in Chinese Yuan, 0.05% was denominated in GBP and 0.97% in other currencies.

At December 31, 2020, total external debt was US$9,179.9 million, a decrease of 0.8% from December 31, 2019, of which 97.82% was denominated in US dollars, 0.14% was denominated in Euro, 0.05% denominated in Yen and 0.94% was denominated in Chinese Yuan. Official creditors, comprising bilateral and multilateral partners, accounted for US$3,796.1 million, or 41.4%, of total external debt, representing the second largest creditor category of Jamaica’s public sector external debt. Bond issuances of US$5,383.8 million represented 58.7% of total external debt at December 31, 2020. Multilateral indebtedness was US$3,065.1 million, an increase of 0.3% over December 31, 2019.

Bilateral and multilateral obligations accounted for 41.9% of total external debt at March 31, 2021 and represented the second largest creditor category of Jamaica’s total external debt. Global bonds of US$5,383.8 million accounted for 58.1% of total external debt at March 31, 2020. Multilateral indebtedness was US$3,193.2 million, an increase of 4.2% over December 31, 2020.

The IDB, for the period 2016–2021, approved a new country strategy for Jamaica. Estimated disbursements over this five-year period are approximately at US$830 million. Traditional investment loans may also be used if joint agreement is reached between the bank and the Government. The IDB now provides funding for budgetary support, which is accessed through its policy-based loan facility.

In December 2001, Jamaica issued US$250.0 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700.0 million shelf registration statement with the US Securities and Exchange Commission and subsequently in June 2002, issued US$300.0 million 10.625% notes due 2017 off that shelf. In April 2004, US$125.0 million was raised through the re-opening of the existing US$300.0 million 10.625% bonds due 2017. In October 2005, Jamaica made further issuances of 9.25% US$250.0 million notes due 2025 and in February 2006, 8.50% US$250.0 million notes due 2036. In March 2007, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2039. In October 2007, Jamaica reopened its 8.0% fixed rate Amortizing Notes due 2039 for an additional US$150.0 million. In June 2008, Jamaica issued US$350.0 million 8.0% fixed rate Amortizing Notes due 2019. In February 2011, Jamaica reopened the US$350.0 million 8.0% fixed rate bond due 2019, raising an additional US$400.0 million 8.0% due 2019. In July 2014, Jamaica issued an additional US$800.0 million 7.625% fixed rate notes due 2025. In July 2015, Jamaica issued US$1.4 billion 6.75% notes due April 2028 and US$650.0 million 7.875% notes due July 28, 2045. On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039, and on August 18, 2017, the Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025 in exchange for US$505.0 million of its 6.750% Notes due 2028 and US$364.0 million of its 7.875% Notes due 2045. A liability management transaction was successfully executed on September 4, 2019 in which the Government settled a tender at par value of US$966.9 million on Global Bonds 11.625% Notes due 2022, 7.625% Notes due 2025, 9.250% Notes due 2025 and 6.750% Notes due 2028 . The Government issued new bonds on September 11, 2019 in 7.875% Bonds due 2045 to the value of US$815.0 million.

The following guarantees and loans were made by the Government:

In June 2007, Jamaica issued US$125.0 million in guarantees with respect to bonds issued by Air Jamaica. In 2009, Jamaica issued a US$60.0 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. In July 2009, Jamaica issued a guarantee for US$121.7 million to HSBC Bank plc for the financing of the Falmouth Cruise Ship Terminal. A loan of US$20.0 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. This loan is to facilitate the provision of affordable and adequate financing to students from poor and vulnerable households to complete tertiary level programs in approved institutions in Jamaica and the Caribbean. In November 2011, the Government guaranteed a bond issued by the National Road Operating and Constructing Company Limited in the amount of US$294.2 million. The bond carries a coupon of 9.375% and is due to mature in 2024. On December 9, 2011, the Government guaranteed a loan, issued by IDB, to the National Water Commission, the purpose of which was to improve the water supply in the Kingston metropolitan area. In September 2011, the World Bank provided the Government with a US$100.0 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system. On the same day, the IDB also issued a US$65.0 million loan intended to support a sustainable fiscal position by strengthening the Ministry of Finance and the Public Service’s institutional capacity. On December 13, 2012, the IDB issued a US$30.0 million loan that intended to support the Government’s efforts to improve human capital and labor market outcomes of the poor by enhancing the efficiency and effectiveness of key social protection programs. In October 2013, the IDB provided the Government with a US$60.0 million Public Financial and Performance Management Loan. In December 2013, the World Bank issued a US$130.0 million Economic and Stabilization and Foundation for Growth Development Policy Loan. In February 2014, the IDB provided a US$80.0 million Fiscal Structural Programme for Economic Growth Loan and a US$60.0 million Competitive Enhancement Programme Loan. In June 2017, the World Bank provided a US$70.0 million Second Competitiveness and Fiscal Management Programmatic Development Policy Loan. In March 2020, an investment loan of US$25.0 million was negotiated with the IDB to fund the Boosting Innovation Growth and Entrepreneurship Ecosystems Programme. The program is geared at promoting innovation and sustainable growth among start-ups and MSMEs by way of technical and financial support. The Government also negotiated financing in the amount of US$40.0 million from the IBRD for the second phase of the Rural Economic Development Initiative, which is aimed at enhancing access to markets and climate-resilient approaches for agricultural and rural tourism. The IBRD also disbursed US$70.0 million to funding the Government’s first Economic Resilience Development Policy Loan. Financing from this agreement is aimed at supporting fiscal sustainability and inclusion, enhancing fiscal and financial resilience against climate and natural disaster risks, and improving the investment climate for sustainable growth. In October 2020, the IDB provided the Government with a US$100.0 million policy-based loan for Support to Health Systems Strengthening for the Prevention and Care Management of Non-Communicable Diseases Programme II. In March 2021, as a response to the effects of the COVID-19 pandemic on public health and the economy, both the IDB and the World Bank provided policy loans in the amounts of US$75.0 million and US$150.0 million respectively.

Upon the IMF approval of the EFF, certain funds from multilateral and development agencies, such as the World Bank, IDB and the EU, were made available to the Government. See “The Jamaican Economy—IMF Arrangements—Standby Arrangement and Extended Fund Facility.”

On March 27, 2019, the Government of Jamaica executed a currency swap liability management transaction with the IDB. The transaction involved the conversion of a US$25.0 million loan to local currency. The tenor of the loan is 10 years at an interest rate of 5.25%. The transaction satisfies the Government’s objective of mitigating foreign currency risk in the debt portfolio and contributes to a lowering of debt service costs.

The following table shows medium and long-term public and publicly guaranteed external debt by creditor category for the four years ended December 31, 2020 and other periods as indicated:

External Debt by Creditor

	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	March 31, 2021

	(in millions of US$)
Bilateral
OECD	78.9	56.0	39.4	28.8	24.9
Non-OECD	609.0	666.8	744.4	702.2	658.0

Total	687.9	722.8	783.8	731.0	682.9
Multilateral
IDB(1)	1,621.6	1,683.5	1,679.1	1,688.9	1,737.6
IMF(2)	206.5	183.0	142.1	117.5	110.2
IBRD(3)	862.4	864.7	885.7	945.4	1,042.2
Other(4)	430.6	391.2	349.2	313.3	303.1

Total	3,121.1	3,122.4	3,056.0	3,065.1	3,193.2
Commercial Banks	143.0	48.9	10.5	—	—
Other Commercial(5)	8.9	—	—	—	—

Total	151.9	48.9	10.4	—	—
Bonds	6,141.9	6,042.5	5,403.1	5,383.8	5,383.8

Total	10,102.8	9,936.6	9,253.4	9,179.9	9,260.0

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and the Public Service.

The following table shows Jamaica’s external debt by debtor for the four years ended December 31, 2020 and other periods as indicated:

External Debt by Debtor

	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	March 31, 2021

	(in millions of US$)
Government Direct	9,413.2	9,332.8	8,790.1	8,753.1	8,836.6
Government-Guaranteed	689.6	603.8	463.3	426.7	423.4
Bank of Jamaica(1)	—	—	—	—	—

Total	10,102.8	9,936.6	9,253.4	9,179.9	9,260.0

(1)	Under the new definition of Government of Jamaican public debt, which commenced April 1, 2017, the debt of the Bank of Jamaica is no longer included.

Source: Ministry of Finance and the Public Service.

The following table shows the amortization schedule for external debt outstanding as at March 31, 2021:

External Debt Principal Amortization Schedule

as at March 31, 2021

	2021	2022	2023	2024	2025

	(in millions of US$)
Multilateral
IDB	89.0	129.5	137.3	149.3	151.4
IBRD	50.3	37.4	59.3	37.0	39.7
Other	89.1	87.9	97.1	63.4	48.8

Total	228.4	254.8	293.7	249.7	239.9

Commercial Banks	0.0	0.0	0.0	0.0	0
Other Commercial	0.0	0.0	0.0	0.0	0
Bonds	13.1	220.1	292.7	292.7	230.9
Bilateral	46.7	102.1	100.7	100.0	100.4

Total	59.8	332.2	393.4	392.7	313.3

Source: Ministry of Finance and the Public Service.

The following table shows the interest schedule for external debt outstanding as at March 31, 2021:

External Debt Interest Schedule

as of March 31, 2021

	2021	2022	2023	2024	2025

	(in millions of US$)
Multilateral
IDB	21.2	26.2	24.5	22.7	20.6
IBRD	7.8	9.8	10.8	9.3	9.1
Other	5.0	6.1	4.0	4.6	3.7

Total	34.0	42.1	39.3	36.6	33.4

Commercial Banks	0.0	0.0	0.0	0.0	0
Other Commercial	0.0	0.0	0.0	0.0	0
Bonds	296.7	442.9	429.8	404.8	379.9
Bilateral	8.8	16.5	15.7	15.1	13.9

Total	305.5	459.4	445.5	419.9	393.8

Source: Ministry of Finance and the Public Service.

The following table shows the maturity structure for external debt outstanding as at March 31, 2021

Total External Debt Maturity Structure

as of March 31, 2021

	Less than 1 year	1-5 years	5-10 years	10 years and over	Total

	(in millions of US$)
Bilateral	7.8	192.5	315.2	167.4	682.9
Multilateral	5.8	151.3	822.8	2,213.2	3,193.3
IDB	5.6	20.0	561.4	1,150.7	1,737.7
IBRD	—	8.2	151.1	882.9	1,042.2
IMF	—	110.2	—	—	110.2
Other	0.2	13.0	110.3	179.6	303.1
Commercial Bank	—	—	—	—	—
Other Commercial	—	—	—	—	—
Bonds	1.2	848.5	1,415.7	3,118.4	5,383.8

Total	14.8	1,192.5	2,253.7	5,499.0	9,260.0

Percentage	0.2	12.9	27.6	59.4	100.0

Source: Ministry of Finance and the Public Service.

The following table shows interest rate composition for external debt as at March 31, 2021:

External Debt Interest Rate Composition

as at March 31, 2021

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)
Variable Rate Debt	2,998.6	32.4
Fixed Rate Debt	6,261.4	67.6

Total Debt	9,260.0	100.0

Source: Ministry of Finance and the Public Service.

The following table shows external public and publicly guaranteed debt (including Bank of Jamaica debt) as at December 31, 2020 and at March 31, 2021:

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2020	Principal Amount Outstanding at March 31, 2021
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	945,400,297	1,042,230,776
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR	1,688,865,462	1,737,632,513
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	313,280,772	303,116,500
IMF(2)				521,008,767	491,779,308

Total Multilateral Organizations				3,468,555,298	3,574,759,097

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	730,970,776	682,921,019

Bonds (Global) USD
USD250 mn 2022	11.625%	Jan. 15, 2022	USD	208,239,000	208,239,000
USD250 mn 2025	9.25%	October 18, 2025	USD	80,125,000	80,125,000
USD250 mn 2036	8.50%	February 28, 2036	USD	199,430,000	199,430,000
USD200 mn 2021	8.5%	Nov. 16, 2021	USD	1,154,841	1,154,841
USD125 mn 2027	8.125%	July 2027	USD	56,267,952	56,267,952
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117,678,000	1,117,678,000
USD294.2 mn 2024	9.375%	Nov 10, 2024	USD	178,582,000	178,582,000
USD800 mn 2025	7.625%	July 9, 2025	USD	381,606,000	381,606,000
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,359,455,000	1,359,455,000
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801,300,000	1,801,300,000

Total (Global) USD				5,383,837,793	5,383,837,793

Commercial Banks	Various	Various	USD	—	—

Other Commercial (Export Credit)	Various	Various	USD, JPK, GBP, CAD, EUR	—	—
Total				9,583,363,867	9,641,517,909

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA and EFF.

The following table shows external public direct debt as at December 31, 2020 and at March 31, 2021:

External Public Direct Debt(1)

	Interest	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2020	Principal Amount Outstanding at March 31, 2021
	%			(in US$)	(in US$)
Multilateral Organizations
World Bank	Various	Various	USD, JPK, GBP, CAD, EUR	945,400,297	1,042,230,776
Inter-American Dev. Bank	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,575,667,550	1,625,105,360
Others	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	356,833,949	341,929,038

Total Multilateral Organizations				2,877,901,796	3,009,265,174

Foreign Governments (including Original Loans and Paris Club)	Various	Various	USD, JPK, GBP, CAD, EUR	726,253,518	678,295,251

Bonds (Global) USD
USD250 mn 2022	11.625%	Jan. 15, 2022	USD	208,239,000	208,239,000
USD250 mn 2025	9.25%	October 17, 2025	USD	80,125,000	80,125,000
USD250 mn 2036	8.50%	February 28, 2036	USD	199,430,000	199,430,000
USD500 mn 2039	8.0%	March 15, 2039	USD	1,117,678,000	1,117,678,000
USD200 mn 2021	8.50%	November 16, 2021	USD	1,154,841	1,154,841
USD800 mn 2025	7.625%	July 9, 2025	USD	381,606,000	381,606,000
USD1,350 mn 2028	6.75%	April 28, 2028	USD	1,359,455,000	1,359,455,000
USD650 mn 2045	7.875%	July 28, 2045	USD	1,801,300,000	1,801,300,000

Total (Global) USD				5,148,987,841	5,148,987,841

Commercial Banks	Various	Various	USD	—	—
Other Commercial (Export Credit)	Various	Various	USD	—	—

Total				8,753,143,155	8,836,548,266

(1)

LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the Inter-American Development Bank loan portfolio; GBP = British Pound Sterling.

The following table shows external guaranteed debt as at December 31, 2020 and at March 31, 2021:

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2020	Principal Amount Outstanding at March 31, 2021

	%				(in US$)
Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	113,197,912	112,527,153
Others	Various	Various	Various	USD, EUR	73,978,742	71,410,784

Total Multilateral Organizations					187,176,654	183,937,937

Foreign Governments (including Original Loans)	Various	Various	Various	USD	4,717,258	4,625,768
Commercial Banks	Various	Various	Various	USD	—	—
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	—	—
US$125 million due 2027	8.125%	June 2007	June 2027	USD	56,267,952	56,267,952
US$294.2 million due 2024	9.375%	November 2011	November 2024	USD	178,582,000	178,582,000

Total Bonds					234,849,952	234,849,952

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

The following table shows Bank of Jamaica debt as at December 31, 2020 and at March 31, 2021:

Bank of Jamaica Debt

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2020	Principal Amount Outstanding at March 31, 2021

	%				(in US$)
IMF					403,476,848	381,555,986
Total	Various	Various	Various	Various	403,476,848	381,555,986

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP increased to 69.7% as at December 31, 2020 from 58.1% on December 31, 2019. External debt as a percentage of exports of goods and services increased to 156.2% on December 31, 2020 from 107.5% on December 31, 2019. External debt service payments as a percentage of exports of goods and services remained unchanged at 15.8% during 2020 relative to 2019.

The following table shows public sector external debt indicators as at and for the five years ended December 31, 2020:

Debt Indicators(1)

	2016	2017	2018		2019	2020

	(in millions of US$, except percentages)
External Debt Service Principal	360.0	502.7	391.7		737.4	419.7
Interest	597.6	542.4	583.3		582.6	548.1

Total	957.6	1,045.1	975.0		1,320.0	967.7

Exports of Goods and Services(2)	6,802.4	7,538.7	8,427.0		8,362.8	3,243.1
External Debt Service Ratio (%)	14.1	13.9	11.8		15.8	15.8
Interest on External Debt/Exports of Goods and Services (%)(2)	8.8	7.5	7.1		7.0	8.9
External Debt Outstanding/Exports of Goods and Services (%)(2)	150.6	139.2	120.3		107.5	156.2
External Debt/Nominal GDP (%)(3)	72.8	68.4	63.7		58.3	69.7
Domestic Debt/Nominal GDP (%)(4)	47.4	40.1	37.1		35.1	39.6

Total Debt/Nominal GDP (%)(3)	120.2	108.6	100.8	(6)	93.3	109.4

(1)	The figures in this chart are based on the old definition of total Debt/GDP for Public Debt. The definition was revised in April 2017, as further outlined in the text below.

(2)	Exports of goods, services and current transfers.

(3)	Calculated by converting external debt to JA dollars using the average annual nominal exchange rate.

(4)	Calculated using Jamaica Dollars.

(5)	Based on the new definition of the total Debt/GDP for Public Debt ending December, 2017 is 102.3%.

(6)	Based on the new definition of the total Debt/GDP for Public Debt ending December, 2018 is 96.1%.

Source: Ministry of Finance and the Public Service and Bank of Jamaica.

For purposes of Jamaica’s EFF arrangement with the IMF, total debt is defined as debt of the BOJ, debt of the Central Government, debt of Petrocaribe Development Fund (net of any amounts owed by the Central Government to PDF), domestic guaranteed debt and external guaranteed debt (“EFF Debt”).

On April 1, 2017, the Government implemented a new definition of public debt consistent with the definition being utilized by the IMF under the PSBA. This definition is also in line with international standards and consistent with the Public Sector Debt Statistics Guide developed by the IMF.

Comprehensive Debt Management

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market-issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billion (i.e., US$190.7 million or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.7 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the BOJ.

In addition to implementing the JDX, the Government has an ongoing debt management strategy that includes the following:

•	promoting the development of the domestic securities market;

•	improving the maturity profile of the debt;

•	increasing the fixed-rate proportion of the domestic debt stock;

•	mitigating foreign currency and interest rate risks;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	continuing to execute market friendly liability management operations including buy backs and debt swaps.

The National Debt Exchange

Three years after the historic JDX in February 2010, the Government executed a second domestic debt exchange known as the National Debt Exchange (“NDX”) to further realign the portfolio through the extension of maturities and reduction of interest rates. The debt exchange became necessary to address the growing refinancing risk in the one- to three-year period that had again become inherent in the domestic portfolio. It was also one of the actions needed in order for Jamaica to secure an EFF with the IMF.

The NDX, was launched on February 12, 2013, and settled on February 22, 2013. The main features were a voluntary par-for-par exchange for all bonds except the new fixed rate accreting note (“FRAN”) offer, which had an exchange ratio of 0.8:1. The new FRAN offer is one where investors are issued principal value of J$80.00 in new notes for every J$100.00 of principal value of old notes exchanged. The principal accretes from J$80.00, beginning August 15, 2015, to J$100.00 by the maturity date on August 15, 2028. The introduction of the FRAN was specifically targeted at public bodies and long-term investors, such as pension funds.

In addition, the NDX replaced 25 eligible JA and US dollar-denominated benchmark bonds with a nominal value of J$852.5 billion with 22 new benchmark bonds with extended maturities and significantly reduced yields. The NDX had a participation rate of just under 99.0%, translating to a nominal amount of J$841.5 billion tendered for exchange.

The main benefits of the NDX were (1) a reduction in weighted average costs through reduced margins on CPI and variable rate bonds on average by 0.975%, a reduced coupon on locally-issued US$-denominated notes by, on average, 1.792%; reduced coupon on J$-denominated notes by, on average, 3.206%; (2) a reduction in risk associated with variable rate reset rates (tied to treasury rates plus a margin) for variable rate debt reduced by over J$113.0 billion; (3) substantial cost savings averaging J$17 billion per annum through an annualized reduction by an average rate of 2.0%; and (4) a reduction in refinancing risk through an extension of the maturity profile of the domestic debt portfolio by an average of 5 years, and a reduction in redemptions by approximately J$375.0 billion for the period up to 2016.

To increase the aggregate savings of the NDX ahead of the board meeting of the IMF, on March 22, 2013, Jamaica performed, on a private basis, an additional exchange offer with eight leading local holders of various bonds involving approximately J$20 billion and US$51 million, which created four further new local instruments in addition to those created in the NDX transaction.

Liability Management

The Government, as a part of its debt management strategy, executes opportunistic liability management exercises through the buyback of high cost near-term maturities.

On July 28, 2015, Jamaica, through the Central Government, purchased US$3.3 billion of Jamaica’s Petrocaribe Energy Cooperation debt from the Government of Venezuela, acting through PDVSA Petroleo, S.A. The outstanding debt as at December 31, 2015 was purchased for US$1.5 billion.

On August 30, 2016, the Government settled a tender of US$317.8 million of its 10.625% Notes due 2017 and US$467.4 million of its 8.000% Amortizing Notes due 2019 in exchange for US$743.2 million of its 8.000% Amortizing Notes due 2039. The transaction resulted in the extension of maturities, debt stock reduction and mitigation of refinancing risk in the external debt portfolio.

In August and September 2017, another liability management operation was undertaken, involving both the external and domestic debt portfolios. The Government settled a tender of US$19.2 million of its 8.000% Amortizing Notes due 2019, US$121.8 million of its 8.500% Amortizing Notes due 2021, US$1.0 million of its 11.625% Notes due 2022 and US$66.5 million of its 9.250% Notes due 2025. The second component of the transaction involved the issuance of new bonds through the reopening of the 6.750% Notes due 2028 and 7.875% Notes due 2045 for apportioned amounts of US$505.0 million and US$364.0 million, respectively. The final component of the transaction entailed the redemption of two tranches of US dollar denominated bonds, namely 5.25% Benchmark Investment Notes series 2020A and 2020B, issued in the domestic capital market under the NDX. An amount of US$531.7 million was paid for the domestic bonds, representing US$526.4 million for principal and US$5.3 million for accrued interest. Overall, the transaction resulted in reduction in cost of funds; realignment of the interest rate structure in line with the current US dollar yield curve; mitigate refinancing risk through the extension of maturities in the external debt portfolio; and eliminate foreign currency risk related to the remaining US dollar denominated debt in the domestic portfolio.

In April 2019, the Government executed a currency conversion of US$25.0 million to a local currency loan of J$3,130.0 million at a fixed-interest rate of 6.07% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. A similar transaction was executed on July 1, 2019 for the remaining portion of the loan converting US$25.0 million to a local currency loan of J$3,243.1 million at a fixed-interest rate of 6.0% per annum. These transactions supported the Government’s debt management strategy of reducing the foreign currency component of the debt over the medium-term, and contributed to the de-dollarization of the debt portfolio or mitigation of foreign currency and interest rate risks by swapping a multilateral variable-rate loan to a fixed-rate local currency loan.

During September 2019, the Government executed an “opportunistic” liability management operation in the international capital markets, achieving cost/risk objective of net interest cost savings, reduction in the nominal debt stock, and extension in the average time-to-maturity of the debt portfolio. The liability management transaction contained two components: first, an offer to purchase for cash any or all of the outstanding global bonds due 2022, 2025 (2 series) and 2028. This resulted in bonds with par value of US$966.9 million being tendered for US$1,160.0 million. The second component involved the issuance of new bonds amounting to US$815.0 million through the reopening of the 7.875% bonds due 2045.

In July 2020, the Government successfully executed a currency conversion of US$25 million to a local currency loan of J$3,495.7 million at a fixed-interest rate of 5.95% per annum, representing a portion of the outstanding balance of a foreign currency variable-rate multilateral loan. The transaction supported the Government’s debt management strategy by mitigating foreign currency and interest rate risks associated with variable rate multilateral loans. This resulted in the de-dollarizing of the debt portfolio, and the minimizing of the foreign currency component of the debt.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only two debt restructurings, which occurred in January 2010 and February 2013. See “—Public Finance —The Jamaica Debt Exchange —The National Debt Exchange” and “The Jamaican Economy—IMF Arrangements.”

THE MONETARY SYSTEM

Bank of Jamaica

The BOJ was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the BSA which took effect September 30, 2015, provides the BOJ with the statutory authority for regulating the activities of the banking system. The BSA repealed the former Banking Act, The Financial Institutions Act and The Bank of Jamaica (Building Societies) Regulations. Under the BSA, FHCs of Deposit-Taking Institutions (“DTIs”) are also required to be licensed, which will allow for the conduct of consolidated supervision.

Amendments to the Bank of Jamaica Act accorded the institutional responsibility for the stability of Jamaica’s financial system to the BOJ in October 2015. Furthermore, several enhancements to the regulatory framework were effected through the Bank of Jamaica Act and the BSA. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (the “FATF”) 40 revised recommendations.

In October 2018, the Government tabled in Parliament a bill to amend the Bank of Jamaica Act and related legislation to modernize the BOJ. In December 2020, the Bank of Jamaica (Amendment) Act, 2020, was passed by Parliament and became operational on Friday, 16 April 2021. The principal objectives of the BOJ are the maintenance of price stability and financial system stability with the primary objective being the maintenance of price stability. The act provides the BOJ with autonomy and independence in law in the implementation of monetary policy. It also ensures that the BOJ is adequately capitalized at all times and institutes a robust and modern institutional framework. The act upgrades the BOJ’s governance arrangements and enhances its accountability and transparency. Measures to enhance transparency include requirements for the publication of inflation targets and the communication of monetary policy decisions, including communication requirements for the BOJ in the event that the inflation target is missed.

Money Supply and Interest Rates

The monetary base expanded by 27.9% in 2020, following increases of 9.1% and 17.6% for 2019 and 2018, respectively. The monetary base comprises currency issue, vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the BOJ. The acceleration in the pace of growth in 2020 was reflected by an increase of 28.0% in currency issue and 102.8% in the current account and partially offset by a reduction of 14.9% in local currency cash reserves. A reduction in the build-up in Government deposits in the BOJ was the main source of the expansion in the monetary base. Growth in broad money supply (“M2”) that includes foreign currency accelerated to 16.1% in 2020 from 15% in 2019. The growth in M2 in 2020 largely reflected an expansion of 15.8% in demand deposits relative to 16.8% in 2019. In 2020, currency with the non-bank public and savings deposits increased by 22.1% and 17.8% respectively, while time deposits decreased by 17.1%.

Effective July 1, 2017, the BOJ transitioned to using the interest rate payable on overnight deposits as the signal rate, set at 3.75%. The signal rate was subsequently reduced to a total of 250 basis points (“bps”) to end the fiscal year 2018/19 at 1.25%. The lowering of the signal rate reflected the outlook that inflation will fall below the target over the near-term then slowly approach the midpoint of the target over the medium-term amidst improved macroeconomic fundamentals. In keeping with the policy rate reduction, the rate on the BOJ’s Standing Liquidity Facility (“SLF”) was reduced by 250 bps to 4.25%, thereby maintaining the width of the BOJ’s interest rate corridor at 3.0 percentage points at the end of fiscal year 2018/2019.

Effective March 1, 2019, the overnight deposit facility for DTIs was discontinued and the BOJ commenced paying interest on the overnight balances in the current accounts of DTIs. The applicable interest rate on these accounts is the BOJ’s policy rate. With effect from May 20, 2019, the new policy rate was reduced to 0.75% from 1.25%. In addition, effective May 20, 2019, the BOJ narrowed the width of the interest rate corridor from 300 +bps to 200 bps. As a result, as at that date, the rate on the SLF was reduced to 2.75% from 4.25%. The Excess Funds Rate was reduced to 6.75% from 8.25%. The BOJ continued to offer weekly 30-day certificates of deposit and 14-day repurchase operations to primary dealers and DTIs but in fixed volumes by competitive multiple-price auctions.

Consistent with the generally favorable macroeconomic conditions and the accommodative monetary policy stance of the BOJ, there was a general decline in the weighted average yields on Government of Jamaica 90-day and 180-day T-Bills by 48 bps and 59 bps to, respectively, 0.8% and 0.9% at the end of the year. Similar to the outturn for the Government of Jamaica T-Bills, there were also declines in the monthly averages of the private money market rates for the year.

For FY 2020/21, the overall interest rate spread on local currency denominated loans relative to deposits fell by 70 bps to 0.7 percentage point, following a decline of 79 bps in the preceding year. The narrowing of the spread occurred in the context of a decline of 74 bps in the overall weighted loan rate.

The following tables show the evolution of money supply and interest rates for the five years since December 31, 2016 and as at March, 2021:

Money Supply

	2016(3)	2017(3)	2018(3)	2019	2020	2021(4)

	(in millions of J$)
Narrow Money (M1)	208,718.9	233,487.2	283,542.7	324,896.6	382,054.1	390,211.0
Currency	86,411.1	94,336.6	107,445.2	120,663.4	147,276.9	144,103.0
Quasi-Money(1)	375,983.4	485,042.5	535,205.4	616,355.4	710,373.2	728,663.2
Monetary Base(2)	140,698.1	172,290.0	202,547.1	220,953.6	282,573.0	295,363.4
Broad Money (M2)	584,702.3	718,529.8	818,748.1	941,252.0	1,092,427.3	1,118,874.2

(1)	Quasi-money comprises time deposits and savings deposits.

(2)

The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

(3)	Revised figures.

(4)	As at March, 2021 (provisional).

Source: Bank of Jamaica.

Interest Rates

	2016	2017	2018	2019	2020	2021(3)(4)

	(%)
Weighted Average Loan Rate	16.2	14.6	13.5	12.5	11.8	11.6
Weighted Average Deposit Rate	1.3	1.6	1.3	1.1	1.1	1.0
Treasury Bill Yield(1)	5.7	4.2	2.1	1.3	0.8	1.9
Treasury Bill Yield(2)	6.6	4.6	2.1	1.5	0.9	2.1

(1)	Tenors of Treasury bills are approximately 90 days.

(2)	Tenors of Treasury bills are approximately 182 days.

(3)	Interest Rates are on domestic currency loans and deposits at March, 2021.

(4)	Treasury Bill yields at May, 2021.

Source: Bank of Jamaica.

Cash Reserves

The domestic and foreign currency liquid asset requirement for DTIs was last adjusted in 2020. In May 2020, both the domestic and foreign currency cash reserve requirements for DTIs were reduced by 2 percentage points to 5.0% and 13.0%, respectively. The domestic and foreign currency liquid asset requirements were also reduced by 2 percentage points to 19% and 27%, respectively. These adjustments were aimed at boosting liquidity levels in the financial system in the context of the strain caused by the impact of COVID-19. Prior to these adjustments, the foreign currency cash reserve requirement for DTIs was adjusted on April 3, 2017 when it was increased by 1.0 percentage point to 15.0% following an increase of 2.0 percentage points on March 1, 2017. These adjustments were intended to curb the growing trend in dollarization. The BOJ continued to manage Jamaica Dollar liquidity through issues of regular sterilization instruments and repurchase operations.

In the summer of 1998, the BOJ announced its medium-term goal to reduce the cash reserve requirement for commercial banks. As a first step towards meeting this goal, the BOJ reduced in increments the cash reserve requirement for commercial banks to 17% in May 1999 from 25% prior to August 1998, thereby equalizing the cash reserve requirement for commercial banks and other DTIs. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis in 2008, the BOJ instituted a number of initiatives, including an increase in the cash reserve requirement. The cash reserve requirement was increased to 11.0% as at December 2008 from 9.0% as at December 2007. Between January and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, effective July 1, 2010, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0%. On March 1, 2019, the cash reserve requirement was further reduced by 3.0 percentage points to 9.0%. This was the first in a series of reductions that was planned for the next twelve months. The second reduction in the cash reserve requirements for 2019 was effected on June 3, 2019 when the requirement was reduced by two percentage points to 7.0%. The planned series of reductions of the cash reserve requirement is possible given the entrenchment of macroeconomic stability in Jamaica.

The BOJ monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. Historically, the local currency liquid assets requirement for DTIs was 26.0% at December 31, 2014, with commercial banks holding excess liquid assets of J$27.2 billion above the statutory minimum requirements. At December 31, 2015, the liquid assets requirement for DTIs remained at 26.0% with commercial banks holdings of liquid asset decreasing to J$16.2 billion above the statutory minimum requirements. The liquid assets requirement for DTIs at December 31, 2016, remained unchanged at 26.0% with commercial banks holdings of liquid asset decreasing marginally to J$14.1 billion above the statutory minimum. At December 31, 2018, the liquid assets requirements for DTIs was 26% with commercial banks’ holdings of liquid asset being J$22.2 billion above the statutory minimum. The liquid asset requirement for DTIs was reduced by 5 percentage points to 21% at December 31,2019 with commercial banks’ holdings of liquid asset increasing to J$29.1billion. At December 31, 2020, the liquid assets requirements for DTIs was 19% with commercial banks’ holdings of liquid asset being J$52.0 billion above the statutory minimum. As of May 12, 2021 the liquid assets requirements for DTIs remain unchanged at 19%.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the BOJ and the FSC. The BOJ regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in the recently implemented the BSA, 2014, which served to repeal and replace numerous pre-existing deposit taking statutes, including, The Banking Act 1992, the Financial Institutions Act 1992 and the BOJ (Building Societies) Regulations, 1995 and deposit-taking related provisions in the Building Societies Act, 1897 (last amended 2004). Credit unions have been designated by the Minister of Finance and the Public Service as “specified financial institutions” under the Bank of Jamaica Act which allows BOJ to gather information about their operations through on-site examinations and off-site prudential monitoring. BOJ also has supervisory and licensing authority over cambios and remittance service providers. Additionally, the BOJ is the designated supervising authority for credit bureaus under the Credit Reporting Act 2010 and is responsible for reviewing and recommending on applications for license to the Minister of Finance and maintaining general supervisory oversight of the credit reporting regime in Jamaica.

Amendments to the Bank of Jamaica Act in 2015 and the implementation of the BSA resulted in the formation of three statutory committees aimed at improving the BOJ’s governance framework and its effectiveness and efficiency in meeting its expanding mandate. These committees are:

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The Supervisory Committee: a collegiate decision making body chaired by the Supervisor and includes the Deputy Supervisor, the executive responsible for financial stability and two independently appointed external members. The committee is responsible for functions set out in the Banking Services Act. These responsibilities include the making of regulatory determinations such as the granting and revocation of licenses as well as determinations on the fitness and propriety of key actors within the financial system.

•	The Financial System Stability Committee: provides support to the BOJ in its functions with regards to the identification, mitigation and control of systemic threats to the financial system.

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The Financial Regulatory Committee: an inter-agency body established to facilitate information sharing, coordination and cooperation among regulatory authorities and which operated pursuant to an MOU. This committee replaced the Financial Regulatory Council established in 2000. The Financial Regulatory Council (“FRC”) is not a committee of BOJ and consists of the Governor of the BOJ (Chair), the Financial Secretary, the Executive Director of the FSC and the CEO of the Jamaica Deposit Insurance Corporation. The FRC will be guided by a new MOU which replaces the 2001 MOU. The new MOU was signed in March 2018 and reflects the cooperation objectives outlined in the Bank of Jamaica Act and also reflects that the FRC will utilize a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles. The FRC will also be responsible for updating the National Financial Crisis Management Plan.

The FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes, including the Financial Services Commission Act, the Securities Act, the Insurance Act and the Pensions (Superannuation Funds and Retirement Schemes) Act.

Overview of the Deposit-Taking Institutions (excluding credit unions)

The licensed deposit taking sector consists of eleven DTIs including eight commercial banks, one merchant bank and two building societies. During 2017, there was some re-alignment in the DTI sector with Jamaica National Building Society and JMMB Merchant Bank Limited transitioning to the commercial banking sub-sector during February 2017 and August 2017, respectively. Consequently, at the end of 2020, the commercial banking sub-sector continued to account for 91% of the DTI sector, similar to 91%, 91% and 90.8% at the end of, 2019, 2018 and 2017, respectively. National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica continued to account for the majority of the commercial banking sub-sector with market share of 38.6% and 23.6%, respectively at the end of 2020.

Against the background of a favorable macroeconomic environment evidenced by low and stable inflation, economic growth and increased aggregate demand: total assets in the DTI sector grew by 11.9%, or J$215.1 billion, to J$2,025.0 billion at the end of December 2020 as compared to J$1,809.9 billion in 2019. Total assets are net of International Financial Reporting Standards provision for losses, including contingent accounts (i.e. customer accounts for acceptances, guarantees and letters of credit), and liabilities of commercial banks. The growth in total assets was due to domestic currency assets which grew by 10.6%, or J$155.9 billion, to J$1,628.4 billion. Total loans continued to account for the majority of asset base, totaling J$1,033.1 billion at the end of December 2020, following an increase of 17.2%, or J$136 billion, over 2019. Deposits remained as the main funding source in 2020, with a growth of 16.8%, or J$196.1 billion, to total J$1,366.4 billion at the end of December 2020. Accordingly, domestic deposits grew by 15.8% to J$838.3 billion.

The sector remained adequately capitalized, with total regulatory capital growing by 13.4%, or J$24.3 billion, to J$206.1 billion. Expansion in capital was attributable to mandatory and voluntary transfers to reserve funds, capital injections, share issuances and reduced net losses. All DTIs maintained capital ratios above the minimum risk weighted capital ratio of 10% and the capital to total assets (leverage ratio) requirement of 6%. At December 31, 2020, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 14.4% (December 2019: 14.3%) and the capital to total assets ratio was 15.4% (December 2019: 15.1%).

Legislation and Regulation

The BOJ and the FSC routinely monitors institutions’ compliance with all the relevant legislation and regulations to ensure the highest level of prudence and integrity in the management of such organizations. Laws and regulations governing the financial sector include:

Principal Legislation

•	The Banking Services Act, 2014;

•	The Bank of Jamaica Act, 1960;

•	The Securities Act, 1993 (amended 2013);

•	The Building Societies Act, 1897;

•	The Insurance Act, 2001 as amended in 2004 and in 2016;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Financial Services Commission Act 2001 and amended in 2016;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act 2004; and

•	Payment, Clearing and Settlement Act, 2010.

Subsidiary Legislation

•	The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct, 2016;

•	The Banking Services (Deposit Taking Institutions) (Licence Application) Rules, 2015;

•	The Banking Services (Establishment of Branches) Regulations, 2015;

•	The Banking Services (Amalgamations and Transfers) (Banks and Merchant Banks) Regulations, 2015;

•	The Banking Services (Licence Fees) Regulations, 2015;

•	The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015;

•	The Banking Services (Hours of Opening) Regulations, 2015;

•	The Securities (Licensing and Registration) Regulations 1996;

•	The Securities (Retail Repurchase Agreements) (Amendment) Regulations, 2015;

•	The Securities (Disclosure of Interests) Regulations 1999;

•	The Securities (Take-overs and Merger) Regulations 1999 and amended in 2014;

•	The Securities (Prudential) Regulations 2014;

•	The Securities (Central Securities Depositary) Regulations 2000;

•	The Securities (Conduct of Business) Regulations 1999;

•	The Securities (Collective Investment Scheme) Regulations, 2013; and amended in 2014;

•	The Insurance Regulations 2001 and amended in 2011;

•	The Insurance (Actuaries) (Life Insurance Companies) Regulations 2001;

•	The Insurance (Actuaries) (General Insurance Companies) Regulations 2001;

•	The Insurance (Prescribed Sum) Regulations 2004;

•	The Financial Services Commission ( Overseas Regulatory Authority) (Disclosure) Regulations;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Governance) Regulation 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Investment) Act Regulations 2006;

•	The Pensions (Superannuation Funds and Retirement Schemes) ( Registration, Licensing and Reporting) Act Regulations, 2006; and

•	The Pensions (Superannuation Funds and Retirement Schemes) (Specified Pension Fund and Specified Pension Schemes) Act Regulations 2006.

Other Legislation and Regulations

•	The Deposit Insurance Act, 1998;

•	The Deposit Insurance (Joint, Trust and Nominee Accounts) Regulations, 2014;

•	The Companies Act, 2010;

•	The Financial Investigations Division Act, 2010;

•	The Terrorism Prevention Act, 2005;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010;

•	The Proceeds of Crime Act, 2007;

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007;

•	United Nations Security Council Resolutions Implementation Act, 2013;

•	Transfer Tax Act, 1971 (last amended 2014);

•	Moneylending Act, 1938;

•	Financial Investigations Division Act, 2010 (last amended 2013);

•	The Credit Reporting Act; and

•	The Income Tax Act.

Bank of Jamaica Supervisory Framework

The BOJ has supervisory authority and responsibility for deposit-taking financial institutions, which is established by virtue of a number of Primary and Secondary Legislative Acts of Parliament. These include:

The Banking Services Act, 2014

The BSA was passed in June 2014 and became effective on September 30, 2015 by Appointed Day Notice. The legislation repealed the Banking Act, the Financial Institutions Act, the deposit-taking and related provisions in the Building Societies Act and the Bank of Jamaica (Building Societies Regulations), and consolidated these deposit-taking statutes into one legislation. The BSA further amended the Building Societies Act and the Bank of Jamaica Act. At the core of the BSA is a framework that allows for increased compliance with international supervisory principles. Significant enhanced provisions incorporated in the BSA include:

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Supervisory Autonomy - Under the Banking Services Act, consistent with international supervisory principles on independence, certain critical supervisory functions have been transferred from the Minister of Finance to the Supervisor and the Supervisory Committee. The Supervisory Committee is provided under Section 6 of the BSA and consists of five persons: three ex-officio members and two independent persons appointed by the Governor-General, on the advice of the Minister of Finance. The ex -officio members of the Supervisory Committee are the Supervisor (Chairman); a member of the senior executive staff of the Bank with responsibility for financial stability oversight (currently the Senior Deputy Governor); and the Deputy Supervisor. The appointed members are Professor David Tennant, Professor of Development Finance, University of the West Indies; and Miss Shirley-Ann Eaton, Attorney-at-Law.

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Consolidated Supervision Framework - An enhanced framework for consolidated supervision, was introduced by the Banking Services Act. Under this regime a financial holding company shall be established for each financial group to which a deposit-taking institution belongs. The financial holding company, which is required to be licensed and supervised by the BOJ, will be responsible for, among other things, ensuring that the financial group is adequately capitalized on a consolidated basis and subject to effective group-wide governance and risk management. In addition, the financial holding company’s responsibilities involve ensuring that the deposit-taking institution group members comply with regulatory requirements applicable under the BSA or any other legislation governing their operations.

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Enforceable Code of Conduct - The BSA provides for the issuance of an enforceable Code of Conduct on deposit-taking licensees’ dealings with their customers. This code is expected to govern the relationship between deposit-taking institutions and their customers by establishing minimum standards of good banking practice. The Enforceable Code of Conduct is expected to complement consumer protection for users of banking services, available under substantive consumer protection mechanisms and agencies outside of the BOJ. The Banking Services (Deposit Taking Institutions) (Customer Related Matters) Code of Conduct was issued by the BOJ in August 2016, with DTIs given one year to bring their operations into compliance with the code. The code addresses such matters as DTIs’ obligations to provide notice of fees and charges, express interest rates as an effective annual rate, ensure language in contracts is simple and clear and key terms identified to customers, and maintaining effective customer complaints mechanisms and procedures, among other matters.

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Counterparty Exposure Limits - The BSA provides a framework for the containment of risks within the context of licensee’s capital resources through enhanced requirements at the financial holding company and deposit-taking institution level, on incurring counterparty exposures.

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Agent Banking - The BSA provides for the extension of permissible banking services through agents who meet the requirements for authorization and are approved by the Supervisory Committee. This provision will allow customers of deposit-taking licensees to conduct certain banking services through a non-deposit-taking third party. Permissible activities in which agents may be used, include deposits and withdrawals, loan repayments, bill payments, account balance inquiries and collection of know-your-customer and customer due diligence information.

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Amendments to the Bank of Jamaica Act – Coinciding with the Banking Services Act, amendments to the Bank of Jamaica Act also provide for the establishment of a Financial Regulatory Committee with the objective of facilitating information sharing, coordination and cooperation among regulatory authorities.

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The Corrective and Sanctioning Framework – Under the Banking Services Act, the Supervisor is appropriately equipped with a wide range of enforcement powers to address offences. The intent is for supervisory action to be taken at an early stage to prevent deterioration in the condition of a licensee. These tools include the ability to require a licensee to take timely corrective action and for the Supervisor to take increasingly non-discretionary measures as conditions worsen.

Prior to the above enhancements to the legislation governing the banking sector, earlier upgrades were effected to the framework in 1992, and between 1997 and 2005. Passage of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the BOJ, in certain instances, and the Minister of Finance in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

With respect to the passage of amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997, some features of these amendments included:

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empowering the Minister of Finance to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and the senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the BOJ;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

With respect to the passage of amendments in March 2002, these amendments included:

•	the transfer to the BOJ powers of the Minister to assume temporary management of DTIs in the event that the BOJ believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the BOJ powers to assess fines for specific offenses under the Banking Act and Financial Institutions Act;

•	the granting to the BOJ power to require a DTI to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the BOJ power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

The passage of amendments in February 2004, with respect to the Bank of Jamaica Act, effectively brought all operators of remittance companies or agencies under the supervisory ambit of the BOJ. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Passage of amendments in March 2005 to clarify the BOJ’s ability to share information with its overseas regulatory counterparts. Supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. (See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA with the IMF in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Stand-By Arrangement”.

There are also a number of regulations and best practice standards that govern the operations of financial institutions in Jamaica.

Bank of Jamaica Act

In June 2014, when the BSA was passed, that legislation also consequentially amended the Bank of Jamaica Act to, among other things:

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Facilitate supervisory autonomy – appointment, tenure and removal of the Supervisor and appointment tenure of the Deputy Supervisor; express recognition of matters subject to the regulatory oversight of BOJ and of the mandate for the safety and soundness of the financial system; as well as to improve accountability in the form of compulsory external review of the supervisory functions and specific reporting obligations to the Parliament through the Minister.

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Expand regulatory powers to cooperate with regulatory counterparts (local and overseas) for routine regulatory matters (such as supervision of a financial group); financial stability issues and for the investigation of financial crime.

•	Relocation of monetary policy tools (liquid assets and cash reserves) requirements from the banking legislation to the Bank of Jamaica Act.

The consequential amendments to the Bank of Jamaica Act comprise the 10th Schedule to the BSA.

In October 2015, amendments were effected to the Bank of Jamaica Act to give the BOJ responsibility for financial system stability as follows:

•	Outlining the BOJ’s role of maintaining financial system stability;

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Mandating the establishment of a Financial System Stability Committee to coordinate the activities pursuant to the objective of financial system stability; incorporating the development of holding company legislation to allow for more effective consolidated supervision of financial groups that include one or more DTIs;

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Establishing the financial stability oversight powers of the BOJ in relation to financial institutions supervised by the BOJ and those regulated by the FSC as well as other persons who engage in the offer of financial services whose operations are deemed to be of systemic importance;

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Granting the necessary powers to the BOJ to obtain information from these persons referenced above that will allow for the assessment of risks to the financial system (including the powers of inspection and powers to demand information);

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Giving the necessary powers to the BOJ to direct and impose measures to mitigate and control the risks from these systemically important financial institutions and services to the financial system. Powers include the ability to extend liquidity where this is deemed necessary in the circumstances and powers to issue prescriptive rules, standards and codes pertinent to the oversight of the stability of the financial system;

•	Mandating the establishment of a Central Financial System database; and

•	Mandating the publication of a financial stability report within three months after the end of each financial year.

The Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. The original regulations were repealed and reissued under the new Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations during 2015.

The Credit Reporting Act

The Credit Reporting Act (“CRA”) was passed in August 2010 and became effective October 1, 2010. This statute establishes a credit information sharing system between providers and credit bureaus in Jamaica and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system is imposed on persons who intend to offer credit reporting services and prescribed reporting processes are outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services are subject to regulation by the BOJ. Credit Reporting Regulations were issued under the CRA on January 14, 2011. These Regulations, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license.

Two credit bureaus were licensed between March and April 2012 and were given a 12-month period to start operations. Both entities commenced operations during 2013. In August 2014, the Minister of Finance and Planning, based on recommendations from the BOJ, issued an additional license bringing to three the number of credit reporting agencies under the CRA. Credit reporting activities reported by the two licensed credit bureaus commenced the issue of credit reports during 2013. In 2020, in the context of the COVID-19 Pandemic, there were 363,020 credit reports issued, reflecting a 38% decrease from the 582,822 reports issued in 2019. Additionally, there were 115 signed credit information providers in 2020, reflecting a 9.5% increase from the 105 credit information providers in 2019. Further, credit bureaus’ coverage of the adult population (adults between ages 18-74 years old) increased from 46.7% in 2019 to 48.0% in 2020.

The Payment, Clearing and Settlement Act was passed in Parliament in November 2010. The legislation formally establishes the legal framework for the oversight of the payment and settlement system and addresses matters such as finality of payments, effect of insolvency on payments already in the system, and upgrading of the settlement infrastructure by, inter alia, allowing for real-time gross settlement. In this regard, Jamaica implemented a real-time gross settlement system in February 2009 and introduced a Central Securities Depository in May 2009, which houses Government of Jamaica and BOJ (domestic) securities.

Passage of this legislation was the first step in ensuring that Jamaica’s payment and settlement system operates in accordance with the Bank for International Settlements Core Principles for Systemically Important Payment Systems.

Standards of Best Practices

In addition to the main legislations and regulations the BOJ has issued Standards of Best Practices and Guidance for the management of deposit-taking entities. These standards provide clear guidance on supervisory expectations of board and management in implementing appropriate systems to assess, measure, monitor and mitigate risks in identified operational areas. Standards issued are the following:

•	Credit Risk Management (issued 1995);

•	Liquidity Risk Management (issued 1995);

•	Securities Portfolio Risk Management (issued 1995);

•	Interest Rate Risk Management (issued 1996);

•	Foreign Exchange Risk Management (issued 1996);

•	Internal Control (issued 1996);

•	Real Estate Appraisal Management (issued 1996);

•	The Management or Investment of Customers’ Funds (issued 2002);

•	Guidance Notes on the Prevention of Money Laundering and Countering the Financing of Terrorism, Proliferation and Managing Related Risks (finalized 2017, gazetted 2018);

•	Standard of Sound Practice on Fit and Proper Assessments;

•	Country and Transfer Risk (issued 2005);

•	Standard of Best Practice for Effective Corporate Governance (issued 2008);

•	Standard of Sound Practice on Agent Banking (issued May 2017);

•	Application for Approval to Appoint an Agent; and

•	Standard of Sound Practice on Problem Asset Management Provisioning and Accounting for Expected Credit Losses (January 2019).

Since the 2005 FSAP exercise (defined and discussed in greater detail below), the BOJ has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in DTIs in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II).

Bank of Jamaica’s Anti-Money Laundering, Counter Financing of Terrorism (AML/CFT) and Proliferation of weapons of Mass Destruction Guidance Notes

The Bank of Jamaica Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the BOJ on the detection and prevention of money laundering and the financing of terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Special Recommendation of the FATF on cash couriers and enhanced guidance on customer due diligence verification.

During 2009, the BOJ undertook another round of revisions with a view to incorporating relevant provisions of the POCA and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010. Further, revisions to the Guidance Notes have been undertaken in keeping with 2013 amendments to the POCA and Terrorism Prevention (Reporting Entities) Regulations, as well as developments in international best practices in the areas of Anti-Money Laundering and CFT techniques, promulgated by the FATF and the Basel Committee of Banking Supervisors.

In this regard, a consultation paper was issued for comment in April 2016. In January 2017, following an on-site evaluation in June 2015, the Caribbean Financial Action Task Force (“CFATF”) published on its website Jamaica’s Mutual Evaluation Report (the “Report”) analyzing Jamaica’s compliance with the FATF 40 Recommendations and the level of effectiveness of Jamaica’s AML/CFT system. The Report’s findings acknowledged that substantial progress had been made since Jamaica’s previous evaluation in 2005; however, it also identified a number of remaining deficiencies in Jamaica’s AML/CFT system and recommendations as to how the system could be strengthened. The deficiencies identified included, among others:

•	existing gaps and limitations in certain of Jamaica’s laws, regulations and policies relating to its AML/CFT system;

•	the lack of coordination among certain Government investigative and judicial bodies in pursuing violators of AML/CFT laws; and

•	the ineffectiveness of existing penalties in dissuading certain sanctioned money laundering and terrorism financing activities and behaviors.

In light of these developments, drafting instructions for AML/CFT Supervisory Rules under the BSA were then substantially revamped and updated to account for amendments to the current AML/CFT legislation, the United Nations Security Council Resolutions Implementation Act, and the revised FATF Recommendations. These draft updated guidance notes were finalized in 2017 and were approved by the Minister of National Security and the Minister of Foreign Affairs and Foreign Trade, and published in the Gazette in June 2018. Also in 2018, drafting instructions were issued for the development of AML/CFT Rules under the BSA, to bring into effect the enforceable measures provided for in the Guidance Notes and to support the BOJ’s oversight regime concerning AML/CFT.

Subsequently, the AML/CFT Unit of FID commenced on-site examinations using a risk-based methodology. During 2018, the unit carried out several follow-up activities to evaluate the effectiveness of remedial measures taken by licensees to address previously identified weaknesses and other controls implemented to strengthen their respective AML/CFT frameworks. The BOJ continues its robust communication efforts with the industry by disseminating numerous notices relating to AML/CFT matters to financial institutions (including UN Designations) since the start of 2018.

Financial Services Commission Supervisory Framework

The Financial Services Commission Act

This act brought into existence the FSC and, amongst other things, designated the FSC as the supervisory authority for the private pensions, securities and insurance industries in Jamaica. It administers the Insurance Act, Securities Act, Pensions (Superannuation Funds and Retirement Schemes) Act and its concomitant regulations, International Corporate and Trust Service Providers Act and Tourism Workers Pension Act.

In addition, the FSC monitors its licensees and registrants for compliance with the Proceeds of Crime Act 2007, the Proceeds of Crime (Money Laundering Prevention) Regulations 2007, the Terrorism Prevention Act 2005 and the Terrorism Prevention (Reporting Entities) Regulations 2010.

Insurance Act

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972, to provide measures to strengthen corporate governance and the regulation of insurance companies, and to establish prompt corrective action. The Insurance Act was amended in February 2016, to among other things, harmonize certain provisions with other financial sector legislation and strengthen the legislative framework for the regulation of the insurance industry. In May 2017, the Cabinet approved proposals for further amendments to the Insurance Act in order to facilitate the creation of a micro-insurance legislative framework. The proposed amendment will pave the way for regulations to be developed to regulate the micro-insurance industry.

Pensions (Superannuation Funds and Retirement Schemes) Act

Reform of the pensions system started with the enactment of the Pensions (Superannuation Funds and Retirement Schemes) Act in 2004 and its concomitant regulations, which became effective in March 2005 and 2006, respectively. The pension legislation included requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards, winding-up, reporting requirements and information disclosure. In 2015, the Cabinet approved the second phase of the pension reform initiative and the necessary drafting instructions were issued to the Office of the Chief Parliamentary Counsel to prepare the necessary amending legislation. This was preceded by extensive consultations with major stakeholders in the industry. The amending legislation is being drafted to address issues such as mandatory vesting, portability of pension rights, distribution of surplus by way of contribution holidays, unlocking of benefits, pension pay-out products, and funding and solvency of approved superannuation funds and retirement schemes. The revised legislation will also address expanding the investigation and enforcement powers of the Commission and strengthen the rights of members of the funds and schemes.

A portion of the second phase of the pension reform initiative was implemented following the enactment of the amendments to the investment regulations in August 2019, resulting in an expansion of the permissible investments for funds and schemes and the revision of some existing statutory investment limits.

Tourism Workers’ Pensions Act

The Tourism Workers Pension Act was enacted on September 3, 2019 and became operational on January 31, 2020. The act establishes a defined contribution pension scheme for hospitality industry workers. The FSC will have supervisory and regulatory oversight of the Tourism Workers’ Pension Scheme. As of March 31, 2020, subsidiary legislation was being drafted to address, among other things, an increase in benefits and implementation of registration forms.

International Corporate & Trust Service Providers Act

The International Corporate and Trust Service Providers Act was passed on August 18, 2017 but as of the date hereof, has not been implemented. The FSC has been named the regulatory authority under the International Corporate and Trust Service Providers Act.

The International Corporate and Trust Service Providers Act is intended to address the supervision and regulation of providers of international corporate services and international trust services by ensuring that they are licensed by the FSC. In addition, the Cabinet has approved amending the legislation in order to facilitate the regulatory regime for domestic providers, which results in a jurisdictionally neutral legislation. Legislation is underway to support the jurisdiction neutral regime of the International Corporate and Trust Service Providers Act.

Securities Act

In 2013, the Securities Act was amended to, among other things, enhance the framework for the regulation of the securities industry in order to combat the establishment and proliferation of unregulated financial organizations, strengthen the investigative and supervisory powers of the FSC, modernize the framework for the regulation of collective investment schemes and correct other deficiencies in the regulatory framework of the securities industry.

In 2014, the Securities Act was amended to enhance the legal and regulatory framework for retail repurchase agreements (retail repos) in Jamaica including providing additional protection for the interests of repurchase clients prior to and in the event of a dealer’s insolvency or bankruptcy. In addition, the Securities (Retail Repurchase Agreements) Regulations and the Securities (Prudential) Regulations were approved in 2014 in keeping with the reform of the securities dealer industry, the latter regulations seeking to tighten the prudential standards for securities dealers in line with international best practices.

As part of the ongoing review of the securities industry legal and regulatory framework a number of legislative achievements were made from 2015 to 2018:

•	The Securities (Retail Repurchase Agreements)(Amendment) Regulations, 2015;

•	The Securities (Collective Investment Schemes)(Amendment) Regulations, 2015;

•	Guidelines: For Jamaica Depositary Receipts;

•	Consultative Paper: Proposed Amendments of the Securities (Takeovers and Mergers) Regulations, 1999;

•	Securities (Disclosure of Interest) Regulations, 1999;

•	New Retail Repurchase Agreement Regulatory and Operational Framework;

•	Guidelines to the Securities (Prudential) Regulations, 2014 - Part I;

•	Guidelines - Large Exposure Framework for Securities Licensees;

•	Advisory for the Amendments to the Pool of Allowable Assets for Retail Repurchase Agreements; and

•	Implementation of a New Prudential Benchmark for Retail Repurchases Agreements.

In addition, the following legislative achievements were made from 2018 to 2021:

•	Guidelines for the Retail Repo Mismatch Ratio Prudential Benchmark;

•	Consultation Paper: An Appropriate Definition and Level of a Liquidity Ratio for the Securities Sector;

•	Market Conduct Guidelines;

•	Advisory on the Requirements for the Digital Asset Framework;

•	Consultation Paper: Amendments To The Guidelines For Exempt Distributions;

•	Consultation Paper: Amendments to the Guidelines for Issuers of Securities;

•	Consultation Paper: Amendment to the Securities (Licensing and Registration) Regulations, 1996 (Jamaica Stock Exchange Fees);

•	Updated guidelines for Exempt Distribution;

•	Consultation Paper: Securities (COB) Regulations 1999 Amendments; and

•	Consultation Paper: Proposed Amendments to the Guidelines for Issuers of Securities Regarding Public Offerings.

Securities Dealers Rules and Regulatory and Supervisory Framework

In keeping with the requirements of the Memorandum of Economic and Financial Policies, pursuant to the EFF with the IMF, the FSC was required to introduce and gradually tighten the prudential standards for the securities sector. Accordingly, on March 31, 2016, the FSC implemented a Strategy for Prudential Tightening which satisfies this requirement. The primary objective of the strategy is to ensure that in the near- to medium-term, the retail repo portfolios of individual firms and the securities industry as a whole will reach a level that is deemed by the BOJ and the FSC to be systemically safe and prudentially manageable. In an aim to fulfill the primary objective of the strategy, as well as strengthening the overall resilience of the securities industry, the following were introduced in the regulatory and supervisory framework for the securities industry:

•	Requirement for dealers to implement stress testing programs and report results to the FSC;

•	Large exposure limits for single and group of connected counter parties;

•	Requirement for dealers to implement liquidity management programs;

•	Prudential benchmark for retail repo mismatch;

•	Liquidity management prudential benchmarks;

•	Capital charge for operational risk; and

•	Changes in the components of capital base to strengthen the quality of regulatory capital.

Strategy implementation is being achieved by the following broad steps:

•	Developing Prudential Guidelines for the securities industry which complement the Securities (Prudential) Regulations, 2014;

•	Implementing the Prudential Guidelines in tranches;

•	Utilizing a new prudential benchmark for retail repo mismatch as a supervisory tool to monitor the trend in values of this ratio for securities dealers;

•

On a continuous basis, assessing the market impact of the prudential strategy and determining whether or not the systemic risk posed by the retail repo market warrants further prudential strengthening; and

•	Monitoring of industry stress test results to assess prudential stability.

As part of the implementation of the strategy for prudential tightening, during 2016 and 2017, the FSC achieved the following:

•	Issuance of the first tranche of the Prudential Guidelines which implemented the stress testing and liquidity management requirements and the operational risk capital charge;

•

Development of the large exposure framework and the issuance of guidelines establishing limits for single and group of connected parties that is scheduled to take effect December 2018 with a phased implementation plan;

•

Development of a suitable prudential benchmark to measure the mismatch in the retail repo framework benchmark, which was introduced in September 2018 as an early warning monitoring prior to a phased implementation of the ratio; and

•	Completion of a study to identify an appropriate definition of liquid assets and level of liquidity ratio.

In addition, as part of the ongoing implementation of the strategy for prudential tightening, during 2018 and 2019, the FSC achieved the following:

•	Issuance of a consultation paper based on a study of liquidity metrics completed in 2017, which implements the monitoring tool used by the FSC commencing with June 2019 results;

•	Enactment of the exposure frameworks requiring licencees to submit quarterly exposure results based on their financial year results, which commenced in December 2018; and

•

Issuance of the Guidelines for the Retail Repo Mismatch Ratio prudential benchmark in September 2018, which required licensees to provide quarterly monitoring data during early warning monitoring prior to the full implementation of the ratio; expected to occur at the end of 2020.

Current Priorities

In 2017, the FSC submitted a proposal to the Ministry of Finance to amend the FSC Act to enhance the regulatory framework for effective and comprehensive group-wide supervision of non-deposit taking groups. Currently, the Securities Act and Insurance Act enable the FSC to conduct limited oversight of groups of which a securities firm or insurance company is a part. Section 27 of the Insurance Act, for instance, empowers the FSC to obtain financial information on non-regulated members of the group.

In 2019, the FSC submitted a proposal to the Ministry of Finance to amend the Insurance Act to enhance risk management procedures in the insurance industry. The regulations will detail the standards that insurers are required to adhere to in establishing their risk management programs, including, among other things, stress testing and asset liability management.

In 2020, the FSC commissioned a technical assistance mission with the IMF to reform its capital and liquidity framework to align with BASEL III. The FSC is in the early stages of a three year implementation program.

In 2020, the FSC submitted a proposal to the Ministry of Finance to create regulations around its Exempt Distribution and Issuers Guidelines. The aim of this is to ensure that these rules carry the force of law and introduce legislative sanctions for any violations.

Other Financial System Legislation and Regulations

Deposit Insurance Act

In May 1998, Parliament passed the Deposit Insurance Act, designed to protect depositors through the establishment of an explicit Deposit Insurance Scheme (the “Scheme”). The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation (the “JDIC”), which administers the Scheme and a Deposit Insurance Fund (the “Fund”). The financial institutions covered under the Scheme (the “Policyholders”) are all banks (otherwise called commercial banks), merchant banks and building societies. All deposits (excluding government deposits and deposits from Policyholders) held at these institutions are insurable under the Scheme. The insured institutions must contribute to the Fund, on an ex-ante basis by paying an annual premium of 0.15% of the total value of insurable deposits held by each institution at the end of December of each year. The Fund is to be used to reimburse depositors (up to the prescribed coverage limit) in circumstances where an insured non-viable institution is being resolved by way of a payout. The JDIC also has the option to levy premiums on an ex-post basis. In addition to premiums, the Fund comprises an accretion of investment and other sources of income. As at March 31, 2021, the value of the Fund stood at J$28.8 billion (unaudited).

Additionally, the JDIC is authorized to make loans or advances, issue guarantees, indemnify or become liable for the payment of monies (with security), in relation to a Policyholder facing financial distress with the ultimate objective of protecting insured depositors as well as borrow or raise funds where the Fund is not sufficient. The JDIC may also act as the liquidator of any Policyholder, its holding company or subsidiary that becomes insolvent and in acting as such may arrange for the restructuring by merger or acquisition by another financial institution. Further, the Deposit Insurance Act also provides for the sharing of information between the BOJ and the JDIC, to enable the JDIC to be fully apprised of the financial conditions of the insured institutions for the performance of its functions.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor per institution. In order to maintain or enhance the level of protection to depositors, the coverage limit is consistently under review and has been adjusted three times since the JDIC was established, with the most recent adjustment made on August 31, 2020, increasing it to J$1,200,000. At December 31, 2020 the total number of accounts in the banking system that were covered up to the J$1,200,000 coverage limit (i.e. insurable accounts with balances up to J$1,200,000) was approximately 97.3%. At this level of coverage, the JDIC continues to provide protection to the majority of retail depositors. This is consistent with the JDIC’s public policy objective and international standard of best practice as recommended by the International Association of Deposit Insurers to cover 90-95% of deposit accounts in the system.

Proceeds of Crime Act

The POCA was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crime (Money Laundering Prevention) Regulations and the Proceeds of Crime (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the BOJ, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the POCA now provides for revised Threshold Reporting Transaction Limits for financial institutions of US$15,000 (US$50,000 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with anti-money laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences (Forfeiture of Proceeds) Act and the Money Laundering Act.

Since its passage in 2007, the POCA has been amended to extend the list of predicate offenses and offenses in respect of which an assumption of criminal lifestyle can be made, to include offenses under the Child Pornography (Prevention) Act, specified offenses under the Sexual Offences Act, and related inchoate offenses such as aiding and abetting and incitement, as well as offenses under the Law Reform (Fraudulent Transactions) (Special Provisions) Act, which targets offenses such as lotto scam activities.

In October 2013, further amendments to the POCA were passed to:

•	clarify the suspicious transactions reporting requirements;

•	outline the powers that competent authorities designated under the POCA will have in relation to their role of monitoring compliance with the anti-money laundering requirements;

•

ensure that obligations placed on financial institutions are similarly placed on the entities that are responsible for the implementation of anti-money laundering prevention, policies and procedures in the financial institution’s group of companies; and

•

effect other amendments to the Money Laundering Prevention Regulations under the POCA to strengthen the requirements for Customer Due Diligence (“CDD”), the application of CDD measures for politically exposed persons (“PEP”), and the use of risk-based processes to identify and address AML/CFT risks.

The POCA and the regulations thereunder were extended to certain Designated Non-Financial Institutions by Ministerial orders dated November 15, 2013. These institutions included:

•	Accountants that carry out certain specified financial transactions;

•	Attorneys-at law that carry out certain specified financial transactions;

•	Casinos;

•	Gaming Lounge operators over a certain size; and

•	Real estate dealers.

The Jamaica Bar Association filed suit against the Government seeking to enjoin the application of the Proceeds of Crime regime to the profession. By judgment dated May 4, 2017, the Full Court held that the regime was applicable to the profession and did not breach any duties owed by attorneys-at-law to their clients.

In 2020 the Court of Appeal upheld the designation of the attorneys undertaking certain activities as DNFIs, which also acknowledged the role of the general legal counsel as competent authority. It also ruled that the proscribed obligations under the POCA in relation to attorneys breached their constitutional rights to:

•	protection from search of their property in contravention of section 13(3)(j)(i) of the Charter of Fundamental Rights and Freedoms) (Amendment) Act, 2011 (“Charter of Rights”);

•	respect for and protection of private life in contravention of section 13(3)(j)(ii) of the Charter of Rights;

•	protection of privacy of other property and of communication in contravention of section 13(3)(j)(iii) of the Charter of Rights; and

•	the right to liberty and not to be deprived of liberty in contravention of section 13(3)(a) of the Charter of Rights.

Hence, the functions of the competent authority remain in flux as its function under POCA and adjoining regulations remain suspended pending the outcome of the appeal to the Privy Council. Leave to appeal the decision of the Court of Appeal was granted to the Government in December 2020 arising from the ruling.

The POCA and the regulations thereunder were further amended in 2019 to improve Jamaica’s AML/CFT regime. The amendments require competent authorities of both financial institutions and designated non-financial businesses and professions (“DNFBPs”) to implement a continuous AML/CFT risk based assessment of its regulated businesses and tailor its supervisory activities of licensees accordingly. The amendments also require that financial institutions and DNFPBs establish a risk profile of their operations, business relationships and one-off transactions and employ effective measures to mitigate the accessed risks. The amendments also introduced simplified due diligence for their low risk clients and products.

In addition, financial institutions and DFPBS are now legally required to adopt enhanced due diligence measures and limit their business relationship with customers who are residents of, domiciled in, or incorporated in a territory deemed by the supervisory authority to have a greater associated risk of money laundering and terrorist financing.

The 2019 POCA amendments also empower competent authorities to impose monetary penalties through an administrative proceeding (in lieu of criminal proceedings) on financial institutions or DNFPBs that fail to comply with provisions of the POCA and the regulations thereunder.

The United Nations Security Council Resolution (Implementation) Act, 2013

The Act reflects Jamaica’s work towards complying compliance with FATF Recommendation 7 (Targeted financial sanctions related to proliferation) of the revised FATF Forty (40) Recommendations issued in 2012. This Act, which was passed on November 15, 2013 is to facilitate the implementation of United Nations Security Council Resolutions (“UNSCR”) under Chapter VII of the Charter and which Article 25 of the Charter requires Jamaica to carry out. The Act requires financial institutions and designated non-financial institutions to determine on a continuing basis whether they are in possession or control of assets owned or controlled by or on behalf of a person or entity proscribed by regulations.

In 2019, further amendments to the UNSCR Act and regulations were passed, including:

•	Implementation of clear timelines for persons and entities adopting the UNSCR Act and regulations;

•

Introduction of a transitional freezing provision setting forth the procedure to be used by the UNSCR (which involves obtaining an ex parte court order and the publication of the order within 24 hours in a specified public media forum) when it requires immediate action in order to freeze assets;

•

Development of a reporting requirement on financial institutions and designated non-financial institutions to report any transaction or attempted transaction that is known or believed to involve a person or entity or the assets of a person or entity proscribed by regulations;

•

Adoption of an express prohibition on financial institutions and designated non-financial institutions to possess or control assets owned or controlled by or on behalf of a person or entity proscribed by regulations or by a court order; and

•

Requirement on financial institutions and designated non-financial institutions to ensure its branches and subsidiaries located outside of Jamaica comply the UNSCR Act and regulations or an otherwise stricter standard required by the relevant jurisdiction.

Terrorism Prevention Act

The Terrorism Prevention Act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Act was passed by Parliament in March 2005 and came into effect in June 2005. In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for greater penalties to be imposed under the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010. (Under Jamaica’s laws, penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

The Terrorism Prevention Act was amended in April 2011, to clarify and expand on the obligation of financial institutions to report unusual or suspicious transactions and to allow for the implementation of the listed entity provisions in the act. Jamaica has since issued its first list of designated terrorists in accordance with the UN Resolution 1267 following the publication of the requisite court order in June 2012. A subsequent court order was published in July 2013.

Further amendments to the Terrorism Prevention Act were passed in October 2013 to, among other things, ensure that property of corresponding value can be confiscated, and to allow for Jamaica’s full implementation of the International Convention for the Suppression of Acts of Nuclear Terrorism of September 4, 2005, the 2005 amendment to the Convention on the Physical Protection of Nuclear Material, the October 14, 2005 amendment to the Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Maritime Navigation, and the October 14, 2005 Protocol to the Convention for the Suppression of Unlawful Acts Against the Safety of Fixed Platforms.

In November 2017, the Senate approved the following orders under the Terrorism Prevention Act:

•	The Terrorism Prevention (Reporting Entities) (Accountants) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Casinos) Order 2017;

•	The Terrorism Prevention (Reporting Entities) (Gaming Lounge Operators) Order 2017; and

•	The Terrorism Prevention (Reporting Entities) (Real Estate Dealers) Order 2017.

The effect of these orders is to establish these entities as reporting entities under the Terrorism Prevention Act. The relevant orders take effect six months from the issue of the orders (May 2018). This gives these sectors an opportunity to be sensitized and obtain training on their obligations under the Act.

In 2019, the Senate approved The Terrorism Prevention (Designated Reporting Entity) (Attorneys-At-Law) Order, 2019 which took effect in May 2020. The purpose of the order is to include attorneys who perform certain specified financial services as reporting entities under the Terrorism Prevention Act. The Jamaica Bar Association did not challenge the inclusion of legal professionals as reporting entities under the Terrorism Prevention Act.

Further amendments were passed to the law in 2019 to, among other things, attach criminal liability to a person leaving or attempting to leave Jamaica in order to commit or facilitate the commission of (including by providing financial and other services to a third-party offender) a terrorism offense.

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations, were promulgated under the Terrorism Prevention Act. These regulations largely mirror the Know Your Customer (“KYC”) obligations contained in the regulations under POCA. Accordingly, the regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or a one-off transaction. The regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication and training of employees. These regulations also prescribe the requisite declaration forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense, and for the submission of four-monthly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

In October 2013, the Terrorism Prevention (Reporting Entities) Regulations were amended to consolidate and intensify the requirements for CDD, the application of CDD measures for PEP, and the use of risk-based processes to identify and address Anti-Money Laundering/CFT risks.

In November 2019, the Terrorism Prevention (Reporting Entities) (Amendments) Regulations was approved by the Senate in order to, among other things, enhance the risk regimes adopted by financial institutions and designated non-financial institutions to assess risks associated with terrorist financings in their operations, customer base and product base and develop effective measures to mitigate such assessed risks.

The Financial Investigations Division Act

The Financial Investigations Division Act (“FIDA”) was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing FID of the Ministry of Finance and the Public Service the necessary statutory powers and protections to carry out that its mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FIDA was amended in 2013 to, among other things, clarify the FID’s role where Jamaica contemplates entering into information sharing agreements with international counterparts. As a result of the 2013 amendments to FIDA, the FID achieved full membership in the Egmont Group of Financial Intelligence Units in June 2014.

Current Priorities in Banking Supervision

Bank of Jamaica (Credit Unions) Regulations

During 2017, the decision was taken to abort the development of the BOJ (Credit Unions) Regulations and replace it with the Credit Unions (Special Provisions) Act as the provisions were thought to be too substantive to reside in subsidiary legislation. Accordingly, the Cabinet approved the recommendation for the enactment of legislation for the supervision of credit unions by the BOJ in May 2017.

The BOJ is currently reviewing a draft of the bill that was received from the Ministry of Finance & Public Service. The Legal Department at the BOJ hopes to provide a response to the Ministry by the end of May 2021. It is anticipated that the bill will be tabled in Parliament during FY 2021/22. The proposed legislation will, among other things, prescribe prudential criteria including minimum requirements for licensing, capital adequacy, liquid assets, credit limits and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of DTIs was amended in 2002 to extend the regulatory and supervisory reach of the BOJ beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the BOJ has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of FHCs and other entities within relevant financial groups. Further enhancements to the legislative framework were incorporated in the new Banking Services Act, which now requires that FHCs be licensed and therefore, be subject to supervisory oversight.

The BOJ continues to advance work on major developments relating to the consolidated supervision framework included work on:

•	The draft Banking Services (FHCs) (Licensing Application Form) Rules;

•

The Banking Services (FHCs) (Licensing Application Form), Supervisory Rules, Resolution, 2019, was gazetted in 2020. This resolution supports the operationalization of the BOJ’s risk-based consolidated supervision methodology and promotes the safety and soundness of DTIs, their financial groups, and the deposit-taking system of which they are a part. In this regard, the BOJ has initiated the process for the licensing of FHCs on a phased basis.

•	The risk-based methodology for the supervision of financial groups;

•

The FSC and the BOJ continue to collaborate on the development of a risk-based consolidated supervisory framework. Under Jamaica’s Memorandum of Economic and Financial Policies (MEFP), both agencies agreed to pilot a domestic systemically important financial group. The BOJ, through ongoing monitoring exercises, continued its assessment of the consolidated supervision framework of this pilot financial group. To date, the results from the ongoing monitoring and assessment of the pilot group’s performance has allowed the FSC and the BOJ to deepen their understanding of the risks inherent in this financial group and inform approaches to support requisite supervisory approaches.

•

The FSC and the BOJ have been collaborating in the execution of consolidated supervision for a systemic financial group on a pilot basis utilizing the risk-based supervisory methodology. The working group has commenced the sharing of prudential data and assessments to facilitate on-going monitoring of the group. Work is also underway to develop a regional supervisory strategy for the group as well as the development and execution of bilateral MOUs to govern collaboration and co-operation between the BOJ and the regional regulators in the jurisdictions in which the group operates.

•	The draft Banking Services (Capital Adequacy) Regulations;

The drafting instructions for the Banking Services (Capital Adequacy) Regulations that were issued on 2016 (applicable to deposit-taking institutions and FHCs), were rescinded at the end of 2018, and drafting of the requisite regulations has been suspended. This rescission was done to facilitate the inclusion of recommendations from the Financial Sector Assessment Programme (“FSAP”) process completed in the third quarter of 2018, and the Basel Committee on Banking Supervision’s updates to the international Basel Accords that are aimed at enhancing governance and risk management. The inclusion of the aforesaid will materially impact the capital adequacy ratio and regulatory capital requirements for DTIs and FHCs, as well as BOJ’s regulatory framework. Consequently, the drafting of the requisite regulations was suspended.

As discussed below, work on the new minimum capital regulations is far advanced. These finalized capital regulations will replace the 2016 Regulations.

Basel II/III implementation

The BOJ has made significant strides in the implementation of its Basel III framework. The BOJ continued the planning and execution of its three-phased program for the implementation of the internationally agreed standards, which will be codified by way of regulations. The program has a tentative completion date set for the end of 2023. Based on preliminary assessments, the BOJ does not foresee significant challenges in complying with the more conservative capital definitions proposed under Basel III given that existing Jamaican regulatory requirements are more stringent than those of Basel III. These include for example, definitions of regulatory capital and the capital to total assets leverage ratio which has been a legal requirement for banks since 2004.

In that vein, the first phase is now far advanced. Under the first phase, Bank of Jamaica issued its prudential Standard of Sound Practice on the Liquidity Coverage Ratio (“LCR”) in October 2019. The Bank of Jamaica will now engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA. The publication of the Standard of Sound Practice on the Liquidity Coverage Ratio (“LCR SSP”) reflects the first step in this process.

Additionally, Bank of Jamaica finalized the capital requirements for the credit, market, and operational risk components, as well as the revised definition of regulatory capital, and subsequently issued for consultation the updated requirements to the banking sector and other relevant stakeholders on 28 December 2020. These revised capital regulations will repeal and replace the existing Banking Services (Deposit Taking Institutions) (Capital Adequacy) Regulations, 2015.

The BOJ will meet with this industry in this regard in May 2021, and will utilize feedback received to finalize the proposals and successively develop a Standard of Best Practice on Capital Adequacy Requirements by end-2021. Subsequently, the Bank will develop drafting instructions for codification in 2022.

Phase 2 of the program will include the consultation on, and implementation of, Pillar 2 components of the Basel framework, including, the Internal Capital Adequacy Assessment Process, and the Supervisory Review and Evaluation Process. This second phase will also cover the consultation on, and implementation of, the framework for designating Domestic Systemically Important Financial Institutions.

The final phase will focus on Pillar 3 of the Basel framework vis-à-vis market disclosures, as well as consulting on, and implementing additional capital and liquidity measures, including, capital buffers, and the Net Stable Funding Ratio.

Other Developments

Microcredit Legislation

The Microcredit Act was passed in both Houses of Parliament in January 2021. The legislation introduces a licensing regime for microcredit institutions, that provide financing to individuals and micro, small, and medium-size enterprises. It incorporates safeguards such as – fit and proper requirements for owners and officers of microcredit institutions; operating requirements for licensees; and provisions regarding the treatment of complaints. The legislation also aims to address the deficiencies inherent in the operations of the industry, provide for improvements in the monitoring of the industry, transparency, dissuading predatory lending practices, protection of consumers and reduction in risks of the industry being used as a vehicle to facilitate money laundering. The act accords the standard regulatory powers to conduct inspections, examine the records of licensees, impose sanctions (regulatory and criminal) for non-compliance, and to issue standards and guidance.

The announcement of a commencement date, which is expected by the end of the second quarter of FY2021/21 will mark the day that the act comes into effect. Thereafter, persons interested in carrying on business in the sector will be given a one-year transition period within which to apply to the BOJ for a licence.

The Bank of Jamaica (Amendment) Act 2020

The Bank of Jamaica (Amendment) Act, 2020, aimed at modernizing and strengthening the operations of the BOJ by improving its governance, was approved in the Senate on December 4, 2020. The attendant commencement date was April 16, 2021.

The amendments seek to bring greater independence to the BOJ in its operations and policy decision-making process, while at the same time ensuring, importantly, transparency and accountability through adequate governance arrangements. Accordingly, the amendments clarify the BOJ’s mandates with respect to, inter alia, the maintenance of price stability and financial system stability.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank FSAP, which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Clearing and Settlement Act was passed. Many of the recommendations in the 2005 FSAP were implemented as part of the EFF.

An FSAP Development Module for Jamaica was undertaken in April 28 to May 9, 2014. The focus of the mission was to identify constraints to enhancing financial inclusion and covered areas including financing of micro, small and medium-sized enterprises, housing finance, rural/agriculture finance, payment systems and remittances, and consumer protection and financial literacy.

The report noted that the authorities passed the BSA which contained provisions for enhanced supervision of conglomerates, drafted Credit Unions’ regulations and reformed the securities dealers sectors, making less risky business models (collective investments schemes) available to securities dealers. The act represents significant financial infrastructure reforms to improve the credit reporting system, secured transactions, and insolvency framework. The report noted however, that failure of Jamaica to complete its reform effort could have adverse regional repercussions including through financial linkages throughout the Caribbean. It also noted that Jamaica’s authorities should review the implementation of its oversight function ensuring the best balance between competition and cooperation in the credit reporting market. In addition, the report recommended that a comprehensive review of its regulatory framework for the remittances sector be conducted to enable the sector to provide innovative retail remittance products to the beneficiaries at competitive prices over the medium term.

In light of these developments, in 2018, the BOJ carried out a second self-assessment of Jamaica’s observance of the Basel Core Principles for Effective Banking Supervision, in the context of an FSAP review. The FSAP culminated in June 2018, and the scope included assessments of, risks to Jamaica’s financial stability; the regimes for micro- and macroprudential oversight; and the frameworks for crisis management and other financial system safety net mechanisms. The BOJ played a key role in coordinating activities related to the conduct of the 2018 FSAP. The review emphasized that Jamaica has made considerable progress since the culmination of preceding FSAP, and that the Basel Core Principles for Effective Banking Supervision assessment conducted by the FSAP team are broadly in line with the BOJ’s self-assessment on the framework for prudential supervision.

From a microprudential oversight perspective, the review underscored however, the fact that the enhanced resilience of the financial system depends on, among other things, the continuation of efforts to effectively implement consolidated risk-based supervision and the implementation of more robust capital and liquidity regulatory requirements, consistent with the widely observed Basel requirements, areas that will be addressed in short order with BOJ’s impending Basel II/III implementation.

The BOJ continues to advance work with regard to the recommendations received from the finalized report.

Bank of Jamaica Foreign Exchange Intervention and Trading Tool

In an effort to upgrade and modernize its intervention and trading framework for foreign currency, the BOJ, on 26 July 2017, implemented a new tool for its sale and purchase of foreign exchange (“FX”) to market intermediaries. The framework, called BOJ Foreign Exchange Intervention & Trading Tool (“B-FXITT”), is a rule-based, competitive, multiple-price intervention system to buy and sell FX to Authorized Dealers (“Ads”) and eligible cambios. This new framework, is designed to enhance the effectiveness of BOJ’s monetary policy and foreign exchange operations. The implementation of B-FXITT is a fundamental part of the strategy to improve the efficiency and transparency of the foreign exchange market thus providing greater assurance about the availability of foreign currency to the public.

Beginning on June 1, 2020, the BOJ introduced an additional tool in an effort to upgrade and modernize the foreign exchange market. The framework, called the Foreign Exchange Trading Platform (“FXTT”) facilitates real-time electronic FX trading and provides greater access to ADs and eligible cambios to observe trades. In addition, all participating ADs are signatories to the Bank for International Settlements’ (“BIS”) FX Global Code. Compliance with these tenets improves the credibility of FXITT by holding ADs to a global standard of integrity, efficiency and good customer service.

For greater transparency, a select list of large corporate clients involved in the sale and purchase of FX will have access to the system as observers. While they will be unable to trade directly on their own account, these observers will be able to see all daily trades in real time, a tool intended to help them to make informed decisions when approaching the foreign exchange market.

Access to Finance Project

MSMEs are critical to Jamaica’s sustainable economic growth, accounting for 80-90% of the Jamaican economy. To provide greater financial support for MSMEs and foster an environment that promotes these companies’ success, the Government and the World Bank signed a US$15 million loan agreement. The proceeds of this loan will be used for the Access to Finance Project: US$5 million will be used to guarantee MSME loans, another US$5 million will be allocated toward risk capital financing to small firms and the remaining US$5 million will go towards improving the enabling environment for access to finance and business development services for MSMEs.

As of 2020, the Development Bank of Jamaica (“DBJ”) completed implementation of a redesigned Credit Enhancement Fund (“CEF”) as part of the Access to Finance Project. The redesigned CEF includes changes to the fund’s financial model, internal operational processes and procedures and the development of a training plan, which includes the establishment of a board of trustees for the CEF. DBJ has also revised its partial credit guarantee program to facilitate access to finance opportunities for MSMEs.

As part of the development of its regulatory framework, DBJ conducted a demand analysis of its portfolio during its most-recent reporting period and commissioned review of its private equity and venture capital taxation framework. In addition, it has concluded design and acquisition activities related to the implementation of an electronic factoring platform which will be implemented in the second quarter of 2020. In addition, the DBJ’s efforts to incentivize investments to MSMEs through venture capital funds were further supported through the enactment of the amending legislations to the Pensions (Superannuation Funds and Retirement Schemes) Act in August 2019, which will permit authorized pension funds and retirement schemes to invest in private equity and venture capital funds.

In an effort to further develop the regulatory framework for venture capital investments in MSMEs, the DBJ created a working group under the Access to Finance Steering Committee to review the Final Report on the Legal and Regulatory Framework for Private Equity and Venture Capital in Jamaica and prepare policy proposals for amendments to tax legislation to incentivize venture capitalists to establish equity financing for MSMEs. This project is expected to be completed by July 2020.

Secured Transactions

MICAF procured the technical assistance from the International Finance Corporation (“IFC”) related to the development of policy proposals for amendments to Security Interests in Personal Property (“SIPP”) Act. The IFC provided key policy recommendations and MICAF continues to consult with key stakeholders from the private sector and the Jamaica Bar Association on the SIPP Act proposals.

Secondary Market Development

MICAF has commissioned a study on the development of secondary markets for the sale of moveable collateral. In January 2020, MICAF held several discussions were with key stakeholders, including the BOJ.

Credit Reporting Regime

In October 2018, the BOJ retained the services of an independent consultant to conduct a legal review of the Credit Reporting Act (“CRA”) with the aim of developing policy proposals consistent with international best practices. The matters reviewed include the standardization of reporting templates, the expansion of categories of credit information providers, reciprocity of submission and sharing of credit information and procedures intended to strengthen protection for credit subjects. The final consultancy report was completed at the end of February 2020. In the last quarter of 2020, the industry and other stakeholders will be consulted in relation to the recommendations emanating from this report and thereafter the work stream on recommendations for drafting instructions for proposed amendments to the CRA will commence.

Banking Competition

In October 2019, an independent consultant retained by the BOJ completed its study on the competitive forces that impact the banking sector. The study identified various factors that impact the competitiveness of delivery of financial services, including the regulatory framework for approval of financial services, anti-money laundering and counter-financing of terrorism regulations and Jamaica’s slow pace to adopt financial technology (Fintech). In October 2019, the findings were reported to stakeholders and the final consultancy report included recommendations intended to facilitate greater utilization of agent arrangements for financial services and the adoption of Fintech and digital services for onboarding of customers, including MSMEs.

National Payments Switch

In an effort to address interoperability challenges in electronic retail payment services and to encourage greater financial access to people who do not use banking services, in January 2020 the BOJ invited expressions of interest (EOIs) from companies for proposals to develop a national payment switch. The switch is intended to provide a common platform for consumer access to financial services, including ATMs, mobile payments and internet commerce. At the end of June 2020, the BOJ issued a request for proposal to a short list of candidates identified by the evaluating committee.

Fintech Regulatory Sandbox

In March 2020, the BOJ issued its Fintech Regulatory Sandbox Guidelines. These guidelines will allow regulated entities and Fintech companies that partner with DTIs to apply to have their innovative products tested through a regulatory sandbox approach for a maximum period of twenty-four (24) months. The Fintech Regulatory Sandbox Guidelines are intended to result in greater efficiency in the regulatory process allowing digital innovations to go to market.

Amendments to the Proceeds of Crime Act and Regulations – to Facilitate Stratified CDD Requirements

In November 2019, Parliament passed amendments to the Proceeds of Crime Act (“POCA”) and attendant Regulations, to facilitate a risk-based approach for money-laundering and counter-financing of terrorism oversight by regulated businesses. These amendments will permit regulated businesses, including financial institutions, to develop a risk-based profile for their customers, considering specific consumer profiles, product design (including perhaps transaction limits and account thresholds) and any regulatory guidance issued by a competent authority. Based on this risk profile, a financial institution may apply adopt stratified due diligence based on the assessed money laundering and terrorism financing risk. Consequent on these amendments to both the POCA and the Terrorism Prevention Act the BOJ has commenced the consultation process on amendments and updates to its Guidance Notes to licensees under the BSA which is slated to be completed by end FY 2021/22. Further, in order to track ongoing compliance with CDD and RDD requirements as the Designated Authority under POCA, the BOJ developed a reporting template which captures the completeness of KYC information by licensees under the BSA which commenced in 2019. The BOJ will include information on the recent legislative amendments that permit simplified customer due diligence requirements in its Financial Inclusion public sensitization program through radio and digital outreach.

Special Resolution Regime

The Jamaican authorities set out to establish a Special Resolution Regime (“SRR”) for Jamaica, as part of several key reforms set out in the Government of Jamaica’s Memorandum of Economic and Financial Policies to enhance the resilience and stability of the financial system. In order to better align Jamaica’s resolution framework with international standards and practice, BOJ, JDIC and the FSC, under the auspices of the FRC, have engaged technical assistance to address important gaps that would impede the pursuit of timely, efficient and effective resolution of local financial institutions that limit the cost to tax payers.

The main objective of the SRR is to establish and promote private-sector solutions for resolving failed or failing financial institutions. Prioritizing the preservation of financial stability and minimization of the use of public funds. Another key feature of the SRR is the timely determination of an entity becoming non-viable (by way of pre-specified qualitative and quantitative triggers), and to assess whether or not the entity’s non-viability or failure will have a deleterious impact on the stability of the financial system or the continuity of critical financial services.

During 2018, the technical working group comprising of representatives of the FRC continued the work on the development of legislation for the SRR. The proposed SRR framework aims to facilitate the orderly resolution of financial institutions in Jamaica, by aligning Jamaica’s resolution framework with international standards issued by the Financial Stability Board under its Key Attributes of Effective Resolution Regimes for Financial Institutions.

The SRR framework will establish the BOJ as the Resolution Authority. The Resolution Authority will be operationally independent from the BOJ’s supervisory function in order to ensure that those functions are exercised independently to avoid conflicts of interests and to preserve public confidence. The identification of public interest is a necessary pre-condition for taking resolution action in respect of a failing financial institution. The Resolution Authority may use powerful resolution tools to achieve an outcome that is in the public interest. In their decision-making, the Resolution Authority may consider such factors as minimizing costs to taxpayers and limiting disruption in the provision of critical financial services in the event of failure of a financial institution.

The SRR legislation seeks to put in place a suite of administrative mechanisms (resolution tools) that will empower the Resolution Authority to, efficiently resolve systemically important financial institutions before they become completely balance sheet insolvent with limited Court involvement. The legislation will also include insolvency provisions specific to the winding up of insolvent financial institutions or parts of financial groups that are not systemically important. The draft bill including the administrative component with provisions detailing resolution funding and special insolvency was prepared by the Office of the Chief Parliamentary Council and is being reviewed by the technical working group. The timeline for tabling of the SRR Bill in Parliament is the end of FY 2021/22.

Consolidated Supervision and Licensing of Financial Holding Companies.

During 2019, the BOJ in collaboration with the FSC began working on a supervisory methodology related to the oversight of ADs. In addition, in an effort to further enhance the supervision and regulation of financial groups, the Government of Jamaica passed the Banking Services (FHCs) (Licence Application) Rules in November 2019. The rules govern FHCs under the BSA and, among other things, set out the minimum information which must be provided in an application to be licensed as an FHC under the BSA.

The on-set of the COVID-19 pandemic has impeded the Bank’s ability to successfully deploy the implementation of the risk-based consolidated supervision to all DTIs due to social distancing protocols. However, thus far, the Bank in concert with the FSC has commenced the phased implementation of the consolidated RBS methodology with a pilot systemically important financial group. As at the end of March 2021, the BOJ completed the licensing of a systemically important financial institution under this Rule.

The Liquidity Coverage Ratio

As discussed in October 2019, the BOJ published the LCR SS). This standard aims to ensure that a financial institution has an adequate stock of unencumbered high quality liquid assets, consisting of cash or assets that can be converted into cash at little to no loss of value in private markets to meet its liquidity needs for a 30-calendar day liquidity stress scenario.

The BOJ phased in the LCR over a one-year period beginning at its effective date, October 31, 2019. The minimum requirement was first set at 75% in October 2019 and increased to 100% as at the end of October 2020. Licensees began reporting on November 30, 2019.

The BOJ will now engage the legislative process for implementing the LCR as a Regulation pursuant to section 131(1)(j) of the BSA. The publication of the LCR SSP reflects the first step in this process.

The Stock Market

Jamaica Stock Exchange

The Jamaica Stock Exchange (“JSE”) is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. It is now a public company and was determined by Bloomberg Businessweek in January 2019 to be the world’s best-performing stock market. The JSE is a self-regulatory organization, although the FSC has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 52-year history. The FSC also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+2 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (“ISIN”) for Jamaican securities. In 2012, the JSE was granted approval for Partnership with the Association of National Numbering Agencies and the JSE now assigns ISINs for Jamaican securities.

In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as at May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, the JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization, and on June 30, 2008, the JSE became a listed company after listing its Preference Shares. The Preference Shares have been redeemed and consequently delisted on May 31, 2013. In July 2013, the JSE offered 20% of its ordinary shares to the public by way of an IPO and the offer was oversubscribed by 41%. More than 150 applications were received for the offer. The JSE listed the ordinary shares on July 23, 2013.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and CARICOM small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten-year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and is liable for just 50% of the corporate tax rate for the second five-year period.

The JSE Combined Index started on April 1, 2011, at 86,897.4 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the JSE. In July 2011, the JSE launched the US$ Equities Market which facilitates the trading and settlement of US$ denominated shares. The JSE US$ Equities Market Index, which tracks the performance of companies whose shares trade in US dollars, started at 100 Points and has and has grown to 204.4 points as at March 31, 2021, up from 201.8 points at March 2020.

In June 2013, the JSE launched the Bond Market which facilitates the trading and settlement of fixed income securities, whether they are corporate bonds, Government of Jamaica securities, the securities of any other sovereign CARICOM country.

In 2019, the JSE launched two indices: the JSE Financial Index and the JSE Manufacturing and Distribution Index. The JSE Financial Index which started on March 1, 2019 at 100 points, has grown to 103.30 points as at March 31, 2020. This new Index tracks the performance of financial services companies, which includes insurance companies, banks, microfinance companies, consumer finance companies and diverse financial services companies that are listed on both the Main Market and Junior Market and trade in J$. The JSE Manufacturing and Distribution Index commenced on October 1, 2019 at 100 points and it tracks the performance of the companies in the manufacturing and distribution industries.

Trading Activity: Main Market

In 2020, market volume including block trades totaled 6.9 billion shares, a decline of 23.8% from the 9.0 billion shares traded in 2019. The value of shares traded in 2020 amounted to J$55.8 billion, a decline of 44.2% from 2019.

For the period from January to March 2021, market value, including block trades, amounted to over J$6.2 billion, down 50.4% relative to the same period in 2020. Market volume, including blocks, has decreased by 53.5% for the stated period to 1.0 billion units, compared to the 2.2 billion units recorded in the same period in 2020. A decrease was experienced in the number of transactions (including blocks) of 17.5% to 42,843 transactions for the period. For the stated period, there were 62 trading days.

At December 31, 2020, market capitalization totaled J$1.6 trillion, down 19.8% from 2019. The top ten listed companies (based on market capitalization) account for approximately 71.4% of market capitalization, with the top five listed companies accounting for 55.1% of market capitalization at December 31, 2020. At March 31, 2021, there were 47 domestic companies listed on the JSE, and market capitalization totaled J$1.5 trillion.

Market volume (excluding blocks) for the period January to March 2021 amounted to 1.0 billion units compared to 2.2 billion units for the same period in 2020. This represents a decrease of 1.2 billion units, or 53.3%. The market value for the stated period decreased to J$6.2 billion from J$11.9 billion for the same period in 2019. This reflects a decrease of 48.0% or J$5.7 billion.

Between January and March 2021, the number of transactions decreased by 17.4% to 42,841 when compared to the non-block transactions for the same period in 2020. Two block trades have been processed for the stated period compared to the twenty-three block trades in the same period in 2020. Market volume in the block market for the stated period amounted to 19,255 units compared to 10.1 million units in the comparative period in 2020. The total value of block trades as at March 31, 2021 stands at J$2.4 million relative to J$570.6 million in 2020.

For the year ended December 31, 2020, the month that recorded the largest number of transactions was March with 23,501 transactions. Meanwhile, the month that experienced the least transactions was September with 10,962 transactions. The month of September recorded the smallest monthly volume traded, which amounted to 249.5 million units and July recorded the smallest value traded, which amounted to J$2.3 billion. The month of March registered the highest market volume of 1.1 billion units and December recorded the largest market value of J$7.7 billion.

For the year ended December 31, 2020, the main advancers were Ciboney Group Limited, up 550% to close at J$0.5, and Eppley Limited, up 186.4% to close at J$34.5. On the other hand, the main decliners were The Palace Amusement Company (1921) Limited, down 76.9% to close at J$644.8, and Sagicor Select Funds Limited, down 22.1% to close at J$0.6. Trading occurred in 46 ordinary stocks, of which 15 advanced and 30 declined.

The following table shows yearly trading data for the Jamaica Stock Exchange for the period beginning January 2001 to March 31, 2021:

Jamaica Stock Exchange Trading Data – Main Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers

	(in millions of J$)
2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11
2011	619,444.8	20,994.0	95,297.2	40	11
2012	590,637.4	61,109.5	92,101.2	36	11
2013	492,179.9	15,978.2	80,633.5	36	11
2014	296,836.9	12,807.5	76,353.4	36	12
2015	615,559.6	64,647.8	150,692.1	36	12
2016	697,446.8	48,449.6	192,276.6	35	12
2017	1,048,740.0	36,689.8	288,382.0	36	13
2018	1,383,834.9	75,469.5	379,790.8	39	13
2019	1,929,947.7	100,056.5	509,916.4	45	13
2020	1,547,121.9	55,824.3	395,614.9	49	13
January to March 2021	1,553,529.7	6,166.8	394,659.5	49	13

Source: Jamaica Stock Exchange.

Main Market Index

As at the end of March 2021, relative to the same period last year, all of the indices in the main market recorded increases. The Main JSE Index increased by 4.1% and the All Jamaican Composite Index increased 4.0%. At the same time the JSE Select Index, which tracks the 15 most liquid stocks, recorded an increase of 1.4%. The JSE Combined Index, which tracks the main market and the junior market companies, advanced by 5.7% at the end of the period.

The following table shows the market indices as at March 31, 2021:

Index	Value 2021 points	Point change(1)	Percent change(1)
Main JSE Index	394,659.5	(955.4)	(0.2)
All Jamaican Composite Index	432,859.1	(661.9)	(0.1)
JSE Select Index	9,761.2	18.4	0.2
JSE Combined Index	395,189.0	2,753.1	0.7
JSE Jnr Market Index	2,983.0	339.6	12.8

(1)	Measured against December 2020.

Source: Jamaica Stock Exchange.

For the year ended December 31, 2020, on average the ordinary stock prices depreciated by 3.1% and the advance decline ratio was 11:32.

Trading Activity Junior Market

On April 2, 2009, the JSE launched its Junior Market. The total volume traded amounted to 2 billion units valued at J$5.2 billion in 2020. For the period January 1, 2021 to March 31, 2021, volume amounted to 626.8 million units with a value of J$1.6 billion.

For the year ended December 31, 2020, the JSE Junior Market Index decreased by 21.1% to close at 2,643.4 points. For the period January 1, 2021 to March 31, 2021, the JSE Junior Market Index increased by 12.9% to close at 2,983 points.

As at March 31, 2021, the market capitalization of the Junior Market amounted to J$140 billion and there were 41 domestic companies listed on the Junior Market.

Market volume for the period January 1, 2021 to March 31, 2021 increased to 626.8 million units, compared to 617.3 million units in the same period of 2020. The number of transactions increased to 24,550 from 17,965 for the same period in 2020. Correspondingly, market value increased to J$1.62 billion from J$1.56 billion for the same period in 2020.

There were 62 days of trading for the period from January 1, 2020 to March 31, 2021.

The following table shows yearly trading data for the JSE Junior Market for the period from January 2011 to March 31, 2021:

Jamaica Stock Exchange Junior Market Trading Data – Junior Market

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies
	(in millions of J$)	(in millions of J$)
2011	23,595.0	1,247.9	748.9	12
2012	22,101.6	5,185.3	647.8	16
2013	27,391.1	1,386.0	757.9	21
2014	26,097.1	2,002.9	687.9	23
2015	67,946.7	7,429.7	1,791.0	23
2016	103,417.6	5,067.3	2,593.7	29
2017	114,795.2	6,863.7	2,732.1	34
2018	139,776.8	5,848.8	3,246.8	36
2019	151,356.4	12,442.2	3,348.9	41
2020	119,969.8	5,189.3	2,643.4	41
January to March 2021	139,948.7	1,618.1	2,983.0	41

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2020 at 3,349.0 points and at December 31, 2020 the Index closed at 2,643.4 points. This represented a decline of 21.1%. The index closed at 2,983.0 points as at March 31, 2021. During 2020, there were two ordinary share listings and no preference share listing bringing the total listings on the JSE Junior Market to 44 and the total listed companies to 41 as at December 31, 2020. During the period from January 1, 2021 to March 31, 2021, no company was listed on the JSE Junior Market.

Market Developments

As at March 31, 2021, the total number of companies listed on the Main Market stood at 49 while the total number of companies listed on the Junior Market stood at 41. There were two preference share listings as at March 31, 2021 on the Main Market. As at March 31, 2021, the number of companies listed on the USD market stood at 12 companies: 9 ordinary share and 7 preference share listings. As at March 31, 2021, there are 3 securities listed on the JSE Bond Market.

The JSE implemented and launched its Online Trading Platform in May 2015. The JSE published the Corporate Governance Index on December 31, 2019. The JSE launched a Private Market in January 2021 and as at March 31, 2021, there were two listings.